

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03058898

DC

No Act
P.E. 2-6-03
0-06217

February 14, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 2/14/2003

Re: Intel Corporation

Dear Mr. Mueller:

This is in regard to your letter dated February 6, 2003 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund and co-sponsored by the Sisters of Mercy of the Americas and Catholic Healthcare West for inclusion in Intel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Intel therefore withdraws its January 13, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Vicki L. Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
Regional Community of Burlingame
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
185 Berry Street
Suite 300
San Francisco, CA 94107-1739

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 6, 2003

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Securities Exchange Act of 1934, Rule 14a-8;*
Withdrawal of January 13, 2003 Request on Stockholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund

Ladies and Gentlemen:

On January 13, 2003, we requested the staff of the Division of Corporation Finance to concur with our view that pursuant to Rule 14a-8 our client, Intel Corporation, could properly exclude from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders a stockholder proposal and statement in support thereof received from the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund (the "Funds") as well as the Sisters of Mercy of the Americas and Catholic Healthcare West (collectively, the "Proponents"), which requested that Intel "disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines."

Enclosed are copies of the following signed letters received by facsimile from the Proponents voluntarily withdrawing the Proposal: letter dated January 24, 2003 from the Fund, letter dated January 30 from Catholic Healthcare West and letter dated January 29, 2003 from the Sisters of Mercy of the Americas. We note that these letters constitute documentation that each of the Proponents has withdrawn the Proposal. In reliance on these letters and on behalf of Intel, we wish to withdraw our request that the staff concur in our position on the company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 if you have any questions relating to this matter.

Sincerely,



Ronald O. Mueller

ROM/eai

Enclosures

cc: Rachel E. Kosmal, Intel Corporation
William C. Thompson, Jr., Comptroller of the City of New York
Susan Vickers, RSM, Director of Advocacy, Catholic Healthcare West
Vicki Cummings, Chief Financial Officer, Sisters of Mercy of the Americas

70236657_1.DOC

WITHDRAWAL OF NO-ACTION LETTER

New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 24, 2003

Mr. Dave Stangis
Director, Corporate Responsibility
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95052

Dear Mr. Stangis:

This is to respond to your January 23rd letter to us concerning Intel Corporation's position on the Global Reporting Initiative.

On the basis of the assurances contained in that letter, we are pleased to withdraw the resolution on the Global Reporting Initiative that we submitted to you on behalf of the New York City pension funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma

WITHDRAWAL OF NO-ACTION LETTER

Catholic Healthcare West

JAN.30.2003 11:36AM CHW RISK SERVICES NO.941 P.1/1

RECEIVED
JAN 3 0 2003



185 Berry Street
Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 telephone
(415) 438-5724 facsimile

January 30, 2003

Mr. Dave Stangis
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95052

VIA FACSIMILE

Dear Mr. Stangis:

The purpose of this letter is to formally withdraw the proposal on the Global Reporting Initiative that Catholic Healthcare West, together with other Intel shareholders, presented for inclusion in the 2003 proxy statement. We are pleased that Intel has substantially implemented the proposal in its regular reporting format.

Sincerely,



Susan Vickers, RSM
Director of Advocacy

TOTAL P.01

WITHDRAWAL OF NO-ACTION LETTER

Sisters of Mercy of the Americas



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

RECEIVED
JAN 29 2003

Regional Community of Burlingame

COPY

January 29, 2003

Dave Stangis
Director, Corporate Responsibility
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95052-8119

Sent Via Fax 480-552-7122

Dear Dave:

This is our notification that we are withdrawing the Shareholder Resolution to Disclose Social, Environmental and Economic Performance which was filed with the Corporation.

Thank you for the time you spent with the filers regarding this issue. We commend you for the fine work which Intel has done and is committed to continuing to do in the area of corporate responsibility.

Sincerely,



Vicki L. Cummings
Chief Financial Officer

JAN-29-2003 15:40

TOTAL P.01

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 13, 2003

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund et al. Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Intel Corporation (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2003 Annual Stockholders' Meeting (collectively, the "2003 Proxy Materials") a stockholder proposal and statements in support thereof (together, the "Proposal") received from Mr. William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund, and co-sponsored by the Sisters of Mercy of the Americas and Catholic Healthcare West (collectively, the "Proponents"). The Proposal requests that the Company "disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines." A copy of the Proposal is attached hereto as Exhibit A.

On behalf of our client, the Company, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from the 2003 Proxy Materials on the bases set forth below, and we respectfully request the staff of the Division of Corporation Finance (the

"Staff") concur in our view that the Proposal is excludable under:

1. Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and

2. Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after April 3, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

ANALYSIS AND BASES FOR EXCLUSION

1. The Company May Exclude the Proposal Under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon." *See* Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has indicated that a determination as to whether a company has "substantially implemented" a stockholder proposal depends upon whether the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Where a company can demonstrate that it has adopted policies or taken actions to address concerns raised in a proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., The Talbots Inc.* (avail. Apr. 5, 2002) (permitting exclusion of proposal seeking commitment to implement code of conduct based on United Nations International Labor Organization human rights standards where company has previously established Standards for Business Practice and a Labor Law Compliance Program and Code of Conduct for Suppliers to address concerns about global workplace conditions and labor practices in factories producing its merchandise); *The Gap, Inc.* (avail. Mar. 16, 2001) (permitting exclusion of proposal that board prepare report on child labor practices of company's suppliers where company had established and implemented a Code of Vendor Conduct that addressed child labor, implemented systems to monitor compliance with the code, published information on its website about the code and its monitoring systems, and routinely discussed child labor issues with stockholders); *Kmart Corporation* (avail. Feb. 23, 2000) (permitting exclusion of proposal that board prepare report on company's vendor standards and compliance mechanisms for vendors, subcontractors and buying agents in countries where company sourced its products where company had adopted and distributed to entire supplier base a Vendor Code of Conduct, initiated a third-party monitoring program, prepared a report describing its actions that was available upon request to shareholders, and routinely discussed the proposal's subject matter with shareholders).

The Proposal requests that the Company disclose its social, environmental and economic performance by issuing an "annual report" that is "based on" the *2002 Sustainability Reporting Guidelines* (the "Guidelines") issued by the Global Reporting Initiative (the "GRI"). The Guidelines consist of a five-part document that is more than 100 pages long and contains approximately 20 pages of specific reporting content. The stated purpose of the Guidelines is to provide a "framework for reporting on an organisation's economic, environmental, and social performance." *See* Guidelines, p. 8.[1] Part C of the Guidelines, which specifies the contents of a GRI-based report, provides for disclosure about a company's: (1) sustainability vision and strategy; (2) organization, operations, products and services; (3) governance structure and management systems; and (4) economic, environmental and social performance indicators. Part B of the Guidelines sets forth 11 principles that companies are expected to apply in reporting on the elements and indicators specified in Part C. These principles include: (1) transparency; (2) inclusiveness; (3) auditability; (4) completeness; (5) relevance; (6) sustainability context; (7) accuracy; (8) neutrality; (9) comparability; (10) clarity; and (11) timeliness.

Since the GRI published its first set of *GRI Sustainability Reporting Guidelines* as an exposure draft in 1999, the Company has reviewed and considered the GRI guidelines in preparing its own reports on environmental, health, safety and corporate responsibility issues.

The Company first considered the exposure draft of the *GRI Sustainability Reporting Guidelines*, issued in March 1999, in preparing the Company's 1999 Environmental, Health and Safety Performance Report. Following the release of the GRI's June 2000 *Sustainability Reporting Guidelines*, the Company considered those guidelines in preparing its 2000 Environmental, Health and Safety Performance Report. In 2002, in addition to publishing an Environmental, Health and Safety Report, the Company issued its first public report focused on broader issues of corporate responsibility. The report, entitled "Global Citizenship Report 2001: Vision and Values" (the "Report"), covers points of interest to the Company's various stakeholders, including employees,

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1 The Guidelines are available on the GRI website at http://www.globalreporting.org/GRIGuidelines/2002/gri_2002_guidelines.pdf. *See* Exhibit B.

communities, stockholders, legislators, educators and non-governmental organizations.[2] Specifically, the Report covers the "triple bottom line" – that is, the economic, environmental and social performance that are the subject of the Proposal and the Guidelines. *See* Guidelines, p.9 ("The GRI Guidelines organise 'sustainability reporting' in terms of economic, environmental, and social performance (also known as the 'triple bottom line')").

As the Company notes in the executive summary of the Report, the Report "*addresses many of the primary components of the global reporting initiative (GRI) guidelines, with additional descriptions and supporting metrics where appropriate.*" *See* Report, p.9 (emphasis added). Specifically, the Report addresses many of the topics covered in the Guidelines, including:

- ***Principles for responsible business***. The body of the Report begins with a summary of the high-level set of business principles approved by the Company's board of directors. The principles summarize the Company's commitment to being a responsible corporate citizen and address, among other things: (1) the Company's commitment to diversity in its workforce, customers and suppliers and in the global marketplace, and its commitment to comply with applicable laws and provide equal employment opportunities for employees; (2) the Company's commitment to provide a workplace free of harassment; (3) the Company's commitment to achieve high standards of environmental quality and product safety, to provide a safe and healthful workplace, to comply with applicable environmental, health and safety requirements, to provide a workplace free of occupational injury and illness, and to conserve natural resources and reduce the environmental burden of waste generation and emissions; and (4) the Company's expectation that its suppliers will comply with applicable laws relating to health, safety and environmental protection, maintain progressive employment practices, and comply with applicable employment laws. *See* Report, pp. 13-14.

- ***Environment***. The Report contains information about the Company's environmental, health and safety performance, including the Company's efforts, among other things, to: (1) recycle hazardous and solid waste; (2) reduce perfluorocarbon emissions and lead in its products; (3) reduce packaging waste; (4) produce more energy efficient products; and (5) conserve and reuse water. *See* Report, pp. 19-21.

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[2] The Report is available on the Company's website at http://www.intel.com/intel/finance/presentations/PDF_Files/GlobeBroch2002.pdf. *See* Exhibit C.

- ***Health and safety***. The Report addresses the Company's ongoing efforts to improve its health and safety performance by reducing the incidence of workplace injuries and monitoring the safety of the Company's fabrication facilities. *See* Report, pp. 22-23.

- ***Education and charitable contributions***. Throughout the Report, the Company addresses its initiatives to contribute to the communities in which it does business. These initiatives have included, among other things: (1) offering financial support to improve mathematics, scientific and engineering education in more than 20 nations on five continents; (2) sponsoring science and engineering competitions; (3) establishing "Computer Clubhouses" where kids and young adults can build technological fluency, teamwork, problem-solving skills and self-esteem; and (4) sharing employee time and talent in a variety of Company-sponsored volunteer efforts and community service projects. *See* Report, pp. 23-26.

- ***Workplace and diversity***. The Report discusses the components of the Company's "Great Place to Work" ethic, which strives to promote equity, quality and productivity in the workplace. *See* Report, pp. 14-15. The Report includes statistical data relating to the Company's employment policies and practices, including data on: (1) the Company's 2001 U.S. workforce demographics, broken down by gender, race and ethnicity, and position at the Company; (2) number of female and minority employees hired in the United States during 2001; (3) performance-based bonuses paid; and (4) hours of training and education provided at "Intel University." *See* Report, pp. 30, 31, 28, 29).

- ***Corporate governance***. The Report addresses the percentage of the Company's directors that are independent, the major committees of the board of directors, and the board's principal responsibilities. *See* Report, p.14.

- ***Accountability with stakeholders***. The Report addresses the Company's efforts to communicate proactively with a variety of stakeholders, including stockholders, government officials, communities, customers and suppliers. *See* Report, pp. 16-17. One issue on which the stakeholder discussion focuses is the Company's "supplier assessment process," through which the Company monitors the environmental, health and safety performance, and the human resources practices, of its suppliers. In addition, the Report notes that in 2001, the Company introduced environmental product content specifications for its suppliers, which identify materials that should not be used in the Company's products or its outsourced operations. *See* Report, p. 17. This corresponds to

> the variety of disclosures called for by the Guidelines and discussed above, with respect to a company's relationships with vendors and suppliers. *See* note 6 below and accompanying text.

The information disclosed in the Report, as summarized above, demonstrates that the Company's "particular policies, practices and procedures" with respect to disclosure of information about its social, environmental and economic performance, "compare favorably with the guidelines of the proposal." Moreover, it should be noted that the Guidelines themselves emphasize the importance of flexibility and encourage companies to report in a manner that is consistent with their experience in preparing sustainability reports and their capabilities. The Preface to the Guidelines states that "[t]here are numerous ways to use the 2002 *Guidelines*." In a section entitled "Flexibility in Using the Guidelines," the Guidelines indicate that:

> GRI encourages the use of the 2002 Guidelines by all organisations, regardless of their experience in preparing sustainability reports. The Guidelines are structured so that all organisations, from beginners to sophisticated reporters, can readily find a comfortable place along a continuum of options.
>
> Recognizing these varying levels of experience, *GRI provides ample flexibility in how organisations use the Guidelines*. These options range from adherence to a set of conditions for preparing a report "in accordance" with the Guidelines to an informal approach. The latter begins with partial adherence to the reporting principles and/or report content in the Guidelines and incrementally moves to fuller adoption.

See Report, p.13 (emphasis added). "In sum . . . GRI enables reporters to select an approach that is suitable to their individual organisations." *See* Report, p.15.

This same flexibility is exhibited in the Proposal, which requests that the Company publish a report that is "based on" the Guidelines. The Staff does not require that a company implement every last detail of a proposal as a prerequisite to reliance on Rule 14a-8(i)(10). Where a company has satisfied the essential objectives of the proposal, the proposal has been "substantially implemented." *See Masco Corp.* (avail. Mar. 29, 1999) and *General Motors* (avail. Mar. 4, 1996), in which the Staff previously has concurred that a proposal could be omitted under Rule 14a-8(i)(10) even though the proposal was not implemented exactly as proposed. Under this standard, the Company has substantially implemented the Proposal.

Consistent with the incremental approach to reporting that is expressly permitted by the Guidelines, the Company intends to continue working to enhance the quality of its triple bottom line disclosure. In this regard, the Company has offered to participate in a forthcoming project to develop GRI sector-specific reporting guidelines for the Information and Communications Technology sector. Other companies view the Company as a leader in social responsibility and sustainability and frequently survey the Company to identify and share best practices, including the Company's reporting practices in these areas.

As the foregoing discussion illustrates, the Company has already acted favorably upon the objectives of the Proposal, and the Company's policies and practices, as reflected in the Report, compare favorably with those objectives. For the reasons set forth above, the Company believes that it may omit the Proposal from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

2. The Company May Exclude the Proposal Under Rule 14a-8(i)(7) Because It Deals With Matters Relating to the Company's Ordinary Business Operations.

Based upon well-established precedent, the Company believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal. The 1998 Release provides that:

> [c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity and the retention of suppliers.

Id.

The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micro-management may occur where the proposal "seeks intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

A. Where a proposal requests the preparation of a report or the inclusion of specified disclosure in Commission-prescribed documents, the relevant inquiry is whether the subject matter of the report or disclosure relates to ordinary business.

The Proposal requests the preparation of a report that is "based on" the Guidelines. Under well-established principles, the topic of the report, whatever form it might take, is the relevant consideration for exclusion on ordinary business grounds.

In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (avail. Feb. 21, 2001); *The Mead Corporation* (avail. Jan. 31, 2001); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Nike, Inc.* (avail. July 10, 1997). Similarly, the Staff has taken the position that, where a stockholder proposal seeks additional disclosures in Commission-prescribed documents, the Staff considers "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, [the Staff] believe[s] it may be excluded under rule 14a-8(i)(7)." *See Johnson Controls, Inc.* (avail. Oct. 26, 1999).

B. Where part of a proposal relates to ordinary business matters, a company may exclude the proposal in its entirety under Rule 14a-8(i)(7).

The Staff has also consistently taken the position that, where part of a proposal relates to ordinary business matters, the proposal may be excluded in its entirety. *In E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff permitted exclusion of a proposal seeking the formation of a shareholder committee to suggest ways to increase shareholder value. In the proposal, the proponent suggested four possible courses of action to accomplish the objective of enhancing shareholder value. Although the Staff expressly acknowledged that "the proposal appears to address matters outside the scope of ordinary business," it permitted exclusion of the entire proposal because it determined that two of the alternatives identified in the proposal "relate to E*TRADE's ordinary business operations" and "it has not been the Division's practice to permit revisions under rule 14a-8(i)(7)." *See also, e.g., International Business Machines Corp.* (avail. Jan. 9, 2001) (permitting exclusion under Rule 14a-8(i)(7) of proposal regarding company's accounting for and disclosure of pension-related gains and losses; Staff "note[d] in particular that *a portion of the proposal* relates to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders." (emphasis added)); *Z-Seven Fund, Inc.* (avail. Nov. 3, 1999) (permitting exclusion under Rule 14a-8(i)(7) of proposal seeking implementation of report to special committee of fund's board of directors; Staff "note[d] in particular that although the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters.").

The Staff has reached the same conclusion in response to proposals requesting that companies prepare reports on specific subjects. Where one or more of the matters to be covered in a report relates to a company's ordinary business operations, the Staff has taken the position that the proposal requesting the report can be excluded in its entirety. Three companies recently sought to omit from their proxy materials a proposal requesting that their respective boards of directors report on the companies' actions to ensure that they did not purchase from suppliers that use forced, convict or child labor or failed to comply with laws protecting employees' rights. The Staff permitted all three of these companies to exclude the proposal. In each instance, the Staff "note[d] in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations." *See Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Kmart Corporation* (avail. Mar. 12, 1999); *The Warnaco Group, Inc.* (avail. Mar. 12, 1999).

The Staff has a long-standing policy of not permitting proponents to revise overly broad stockholder proposals once it becomes apparent that the proposals would be excludable under Rule 14a-8(i)(7) because they address ordinary business operations. *See id.*; *see also* Staff Legal Bulletin 14 (avail. July 13, 2001). The no-action letters discussed above clearly illustrate that, where a portion or part of a proposal relates to a company's ordinary business operations, the company may properly exclude the entire proposal. The Guidelines call for disclosure regarding a number of items relating to the Company's ordinary business. Although any one of these items would be sufficient to render the Proposal excludable in its entirety and the list that follows is not exhaustive, we wish particularly to note the following ordinary business matters that are covered by the Guidelines, and with respect to which the Proposal seeks disclosure.

1. Products and services offered by the Company.

In seeking disclosure "based on" the Guidelines, the Proposal calls for a variety of disclosures about the Company's decisions regarding the selection of products and the manner of production. The Staff has consistently taken the position that decisions regarding the products and services that a company provides, and the manner in which a company furnishes such products and services, are matters of ordinary business.

Section 2.2 of the Guidelines, entitled "Major products and/or services, including brands if appropriate," states that "[t]he reporting organisation should . . . indicate the nature of its role in providing these products and services, and the degree to which the organisation relies on outsourcing." *See* Guidelines, p.39. Various other items throughout Part C (Report Content) of the Guidelines would call for other disclosures relating to the Company's products and services.[3]

On many occasions, the Staff has concluded that decisions regarding the sales and/or development of particular products relate to a company's ordinary business operations when those products do not raise significant social or policy issues directly tied to the company's operations. The fact that a proposal addresses a product that is controversial, sparks public interest or debate, or otherwise touches upon prominent social issues does not remove a proposal addressing product selection and/or development from the realm of ordinary business. *See, e.g., Alliant Techsystems Inc.* (avail. May 7, 1996) (permitting exclusion of proposal to adopt "policy to end all research, development, production, and sales" of landmines because production of landmines was consistent in nature and purpose with other products of munitions manufacturer and thus posed no extraordinary social issues); *Kmart Corp.* (avail. Feb. 23, 1993) (permitting exclusion of proposal that subsidiary stop sales of violent and/or sexually explicit literature and media); *McDonald's Corp.* (avail. Mar. 9, 1990) (permitting exclusion of proposal to "introduce a vegetarian entree whose means of production neither degrades the environment nor exploits other species"); *Border Inc.* (avail. Nov. 30, 1989) (permitting exclusion of a proposal requesting preparation of a report on the use of FDA-approved food irradiation processes and/or radiation-exposed foods in company's products because "choice of processes and supplies used in the preparation of its products" related to company's "ordinary business operations").

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[3] *See, e.g.*, Section 2.8, Guidelines, p.39 (quantity or volume of products produced/services offered; breakdowns of major products and/or identified services); Section 3.16, Guidelines, p.43 (policies and/or systems for managing upstream and downstream impacts, including product and service stewardship initiatives (including efforts to improve product design to minimize negative impacts associated with manufacturing, use and final disposal)); Economic Performance Indicator (EC)13, Guidelines, p.48 (major externalities associated with the reporting organization's products and services); Environmental Performance Indicator (EN)14, Guidelines, p.50 (significant environmental impact of principal products and services); EN15, Guidelines, p.50 (percentage of weight of products sold that is recyclable or reusable at the end of the products' useful life and percentage that is actually recycled or reused); EN18, Guidelines, p.49 (energy consumption footprint – i.e., annualized lifetime energy requirements of major products); Product Responsibility Indicator (PR)2, Guidelines, p.55 (description of policy, procedures/management systems, and compliance mechanisms related to product information and labeling); PR7, Guidelines, p.55 (number and types of instances of non-compliance with regulations concerning product information and labeling, including any penalties or fines assessed for non-compliance).

The Company designs and supplies microprocessors, motherboards, systems, software, networking and communications equipment, and services that are the building blocks of computer architecture and the Internet. On a daily basis, the Company's management makes a myriad of decisions, both large and small, about how best to conduct the Company's design and supply operations. These decisions involve the types of products and services that the Company offers and related issues, such as the extent to which the Company relies on outsourcing, the Company's efforts to improve product design, and the Company's practices with respect to labeling and product information.[4] The ability to make these types of decisions autonomously is fundamental to management's ability to run the Company. Because the report sought by the Proponents calls for disclosure "based on" items in the Guidelines that involve the Company's products and services, the Proposal addresses matters that relate to the Company's ordinary business operations.

2. Management of work force.

In seeking disclosure that is "based on" the Guidelines, the Proposal also calls for various disclosures about the Company's labor and employment practices. Specifically, a significant portion of Part C (Report Content) of the Guidelines is devoted to disclosures about labor and employment practices. The Guidelines specify reporting on total payroll and benefits, including wages, pension, other benefits, and redundancy payments, broken down by country or region. *See* Economic Performance Indicator (EC)5, Guidelines, p. 47. The section of Part C entitled "Social Performance Indicators: Labor Practices and Decent Work" calls for disclosure about 38 separate items relating to employment practices, including information on the composition of a company's work force, employee benefits, labor organization and collective bargaining, safety of working conditions, training, equal opportunity policies, human rights, non-discrimination, freedom of association, child and forced labor, and discipline. *See* Labor Performance Indicator (LA)1-LA17, Human Rights Performance Indicator (HR)1-HR14, Social Performance Indicator (SO)1-SO7, Guidelines, pp. 52-55. In addition, other items scattered throughout Part C call for disclosure about employment-related matters.[5] The Proposal, as noted above, specifically calls for information on the use of sweatshop labor, the same subject that the Staff concurred involved ordinary business matters in the *Wal-Mart Stores, Inc, Kmart Corporation*, and *The Warnaco Group, Inc.* letters cited above.

---

4 Some of this information would be considered key competitive information for the Company's peers or suppliers and would be harmful to the Company if publicly disseminated.

5 *See, e.g.*, Section 2.8, Guidelines, p.39 (number of employees; breakdown of employees by country/region); Section 2.9, Guidelines, p.40 (key attributes of stakeholders, including trade unions (relation to workforce and reporting organization), and direct and indirect workforce (size, diversity, relationship to reporting organization)).

The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. 1998 Release; *see also* Staff Legal Bulletin 14A (avail. July 12, 2002) (citing same). Consistent with this position, the Staff has concluded that companies may exclude proposals relating to general employee compensation matters in reliance on Rule 14a-8(i)(7). *See* Staff Legal Bulletin 14A (avail. July 12, 2002); *see also, e.g., Xerox Corporation* (avail. Mar. 31, 2000) (proposal requesting that company provide its employees competitive compensation and benefits excludable because proposal related to "general employee compensation matters"). The Staff has reached the same conclusion with respect to proposals addressing employee benefits. *See, e.g., Wal-Mart Stores, Inc.* (avail. Apr. 2, 2002) (proposal requesting that board implement specified changes involving employee discounts, company contributions to employee stock purchases, hourly pay, use of company cards, stock option grants, and employee control of displaying merchandise excludable because proposal related to "employee benefits, general compensation matters . . . and employee relations"); *AT&T Corp.* (avail. Mar. 1, 2002) (proposal requesting that board revise company's health coverage policy to provide free lifetime health insurance to retirees excludable because proposal related to "employee benefits").

A substantial portion of the disclosures covered under the Guidelines focuses on the Company's policies and practices relating to overall working conditions, salaries and benefits, training, health and safety, and other employment issues. These disclosures relate to the management of the Company's workforce and do not raise significant social policy issues. Accordingly, the Proposal, which requests a report "based on" the Guidelines, constitutes the type of proposal that continues to be regarded as addressing ordinary business, as contemplated by the Commission in the 1998 Release.

Moreover, the Commission has concluded that, even where a proposal addresses matters that arguably raise social policy issues, the proposal may nevertheless be excluded if it seeks to micro-manage a company's business operations. In the 1998 Release, the Commission addressed a no-action letter issued to *Capital Cities/ABC, Inc.* (Apr. 4, 1991), in which the Staff permitted exclusion of a proposal seeking detailed information on the company's affirmative action policies and procedures. While noting that proposals similar to the one in *Capital Cities/ABC, Inc.* would not automatically be excludable on ordinary business grounds, the Commission stated that "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek." 1998 Release. This was the case in both *Capital Cities/ABC, Inc.* and *Wal-Mart Stores, Inc.* (avail. Apr. 10, 1991). In *Wal-Mart,* the proposal requested that the company report on its activities and progress in purchasing goods and services from minority- and female-owned businesses, on equal employment opportunities, and on affirmative action. In permitting exclusion of both proposals, the Staff noted in particular that "the proposal[s] involve[] a request for detailed information on the composition of the Company's work force [and] employment practices and policies." The Proposal is similar in the level of detail that it seeks about the Company's employment policies and practices. Accordingly, it would be consistent with the rationale underlying the ordinary business exclusion in Rule 14a-8(i)(7) – to prevent the micro-management of the Company's business operations – to exclude the Proposal because of the highly detailed nature of the information it would have the Company compile and include in its GRI-based report.

3. The Company's relationships with suppliers and vendors.

In seeking disclosure "based on" the Guidelines, the Proposal also calls for various disclosures about the Company's relationships with, and the conduct of, the Company's suppliers and vendors. Specifically, the Guidelines seek disclosure about the key attributes of a company's suppliers, including information about the products and services provided by suppliers and the suppliers' local, national and international operations. *See* Section 2.9, Guidelines, p.40.[6] Both the Commission and the Staff have taken the position that proposals relating to a company's relationships with suppliers and vendors are excludable because they address matters of ordinary business.

In the 1998 Release, the Commission cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Consistent with the considerations underlying Rule 14a-8(i)(7), the Staff has permitted the exclusion of proposals addressing the practices of a company's suppliers. *See, e.g., Hormel Foods Corporation* (avail. Nov. 19, 2002) (proposal requesting report on use of antibiotics by company's meat suppliers). Similarly, the Staff has permitted the exclusion of proposals requesting information on a company's practices relating to the selection of vendors and suppliers. In *Wal-Mart Stores, Inc.* (avail. Apr. 10, 1991), for example, the Staff took a no-action position with respect to a proposal requesting a report on the company's efforts to purchase goods and services from minority and female-owned businesses. In doing so, the Staff "particularly note[d] that the proposal involves a request for detailed information on . . . the Company's practices and policies for selecting suppliers of goods and services." *See also Wal-Mart Stores, Inc.* (avail. April 10, 1992) (permitting exclusion of proposal involving request for detailed information on, among other things, "relationships with suppliers and other businesses").

---

6 *See also, e.g.*, Section 3.16, Guidelines, p.43 (policies and systems for managing upstream and downstream impacts, including supply chain management as it pertains to outsourcing and supplier environmental and social performance); EC11, Guidelines, p.47 (supplier breakdown by organization and country, including a list of all suppliers from which purchases in the reporting period represent 10% or more of total purchases in that period and all countries where total purchasing represents 5% or more of gross domestic product); EN33, Guidelines, p.50 (supplier performance relative to environmental components of policies and procedures for managing upstream and downstream impacts described in Section 3.16).

The Company considers numerous factors in selecting and retaining its suppliers and vendors, including, but not limited to, the quality of products and/or services offered; location; competitive pricing; distribution capabilities; environmental, health and safety performance; and human resources practices. Evaluating these considerations is an integral part of the Company's daily business operations and cannot, from a practical standpoint, be subject to direct stockholder oversight. Because the report sought by the Proponents calls for disclosure "based on" items in the Guidelines that involve the Company's selection of, and relationships with, its vendors and suppliers, the Proposal addresses matters that relate to the Company's ordinary business operations.

4. Decisions regarding the location of, or changes in, the Company's operations.

In seeking disclosure "based on" the Guidelines, the Proposal also calls for disclosure about decisions regarding the location of, and changes in, the Company's operations. Section 3.18 of the Guidelines provides that reporting organizations should "[e]xplain major decisions" during the reporting period regarding the location of, or changes in, operations, including decisions such as "facility or plant openings, closings, expansions, and contractions."

The Staff has consistently taken the position that proposals relating to decisions about the location of office or operating facilities, including decisions about whether to build new facilities or cease operations in a particular location, are matters of ordinary business. *See, e.g.*, *MCI WORLDCOM, Inc.* (avail. Apr. 20, 2002) (proposal requesting analysis of economic impact of relocating company facilities); *Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002) (decisions relating to location of corn processing plants); *The Allstate Corporation* (avail. Feb. 19, 2002) (proposal requesting that company cease operations in Mississippi); *Tenneco, Inc.* (avail. Dec. 28, 1995) (determination of location of corporate headquarters). The Company routinely makes decisions about where to locate offices and plants, and where to expand or contract various segments of its business. For example, as described in the Company's "Global Citizenship Report 2001: Vision and Values,"[7] the Company continuously researches global sites for potential future expansion. Its comprehensive site selection process evaluates several criteria, including the land's physical characteristics, local utility infrastructure, transportation capabilities, technical workforce, construction and supplier capabilities, human and labor rights, permitting and investment conditions, and risk assessment of security issues such as corruption, terrorism, crime and political instability. These types of decisions involve complex considerations and are best left to the expertise of the Company's management. Because the report sought by the Proponents calls for disclosure about the location of the Company's operations and changes in the Company's operations, the Proposal addresses matters that relate to the Company's ordinary business operations.

---

7 *See* p.17. The report is available on the Company's website at http://www.intel.com/intel/finance/presentations/PDF_Files/GlobeBroch2002.pdf. *See* Exhibit C.

C. The Company may exclude the Proposal in its entirety under Rule 14a-8(i)(7) because, in seeking a report that is "based on" the Guidelines, the Proposal calls for disclosure about a number of items relating to the Company's ordinary business operations and it seeks to micro-manage those operations.

The Proposal calls for disclosure about items that directly relate to the day-to-day conduct of the operations and business of the Company. Decisions about the products and services offered by the Company, its employment policies and practices, its relationships with its vendors and suppliers, and major decisions regarding the location of, and changes in, the Company's operations, are an integral part of the daily business operations of the Company. Overseeing and managing these areas of the Company's business involve the efforts of thousands of employees who make thousands of decisions, large and small, in the course of performing their daily job functions. These decisions are so fundamental to management's ability to run the Company on a day-to-day basis that they cannot, as a practical matter, be subject to direct stockholder oversight.

In addition, we believe that the Proponents' efforts to elicit disclosure "based on" the Guidelines represent an attempt to "micro-manage" the Company by probing too deeply into complex matters about which stockholders, as a group, are not well positioned to make informed judgments. The Company currently discloses information about its operations and financial results in accordance with applicable Commission rules and regulations. In those areas where management has deemed appropriate, the Company also discloses information beyond that required by law. For example, as discussed above, beginning with fiscal year 2001, the Company issued its first public comprehensive report focusing on corporate responsibility. The Guidelines consist of a five-part document, numbering more than 100 pages, that specifies a host of specific "elements" and "indicators" to be disclosed in accordance with 11 different principles. The Guidelines call for highly detailed disclosure of a voluminous amount of information. As part of its responsibility to run the Company's daily operations, the Company's management has made certain decisions about the amount and kinds of information, beyond that required by applicable law, that the Company should disclose on a voluntary basis. These decisions reflect a balance among a variety of considerations, including the need to provide stockholders with useful information. Stockholders should not be permitted to micro-manage the Company by substituting their judgment for that of management and specifying in minute detail the information that the Company should disclose.

In this respect, we believe that the Proposal differs from another proposal addressing sustainability issues that was the subject of a recent no-action letter issued by the Staff. In *Johnson Controls, Inc.* (avail. Nov. 14, 2002), the Staff determined that the company could not omit under Rule 14a-8(i)(7) a proposal requesting that the board prepare "a report dealing with the social and environmental issues related to sustainability." The proponents specified in the supporting statement that the report should include: (1) the company's operating definition of sustainability; (2) a review of current company policies and practices related to social, environmental and economic sustainability; and (3) a summary of long-term plans to integrate sustainability objectives throughout company operations.

Unlike the Proposal, the proposal at issue in *Johnson Controls, Inc.* was comparatively general and offered the company substantial flexibility in structuring its report, even going so far as to permit the company to create its own definition of "sustainability." The Proposal, by contrast, ties the content of the requested annual report to the Guidelines, which contain very specific, detailed requirements about the information companies should disclose and how they should make these disclosures. Accordingly, the Proposal seeks to micro-manage the Company's disclosures in a manner not contemplated by the proposal in *Johnson Controls, Inc.*

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) because it directly relates to the Company's ordinary business operations.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from the 2003 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or Rachel E. Kosmal, the Company's Senior Attorney, at (408) 765-2283, if we can be of any further assistance in this matter.

Regards,



Ronald O. Mueller

Attachments

cc: Rachel E. Kosmal, Esq., Intel Corporation
William C. Thompson, Jr., Comptroller of the City of New York
Vicki Cummings, Chief Financial Officer, Sisters of Mercy of the Americas
Susan Vickers, RSM, Director of Advocacy, Catholic Healthcare West

EXHIBIT A

- SHAREHOLDER PROPOSAL BY WILLIAM C. THOMPSON, JR., COMPTROLLER OF THE CITY OF NEW YORK ON BEHALF OF:
    - THE NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM
    - THE NEW YORK CITY TEACHERS' RETIREMENT SYSTEM
    - THE NEW YORK CITY POLICE PENSION FUND
    - THE NEW YORK CITY FIRE DEPARTMENT PENSION FUND

- CO-SPONSORED BY:
    - THE SISTERS OF MERCY OF THE AMERICAS
    - CATHOLIC HEALTHCARE WEST



COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 26, 2002

Mr. F. Thomas Dunlap, Jr.
Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95052-8119

Dear Mr. Dunlap:

As the Comptroller of the City of New York, I am the investment adviser and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration and approval of stockholders at the company's next annual meeting.

This proposal asks the company to disclose its social, environmental, and economic performance by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines. The use of these guidelines by corporations will allow shareholders and other interested stakeholders to better evaluate corporate performance in these areas.

I submit the proposal to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank are enclosed certifying the funds' ownership, for over a year, of 22,216,316 shares of Intel Corporation common stock, with a market value of over $444,326,320 million. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

Mr. Dunlap
November 26, 2002
Page 2

We would be happy to discuss this initiative with you. Should the board decide to endorse its provision as corporate policy, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at (212) 669-2651, if you have any further questions on this matter.

Very truly yours,



William C. Thompson, Jr.

WCT:pd:ma

Enclosures

A:intel gri shr.ltr.

INTEL CORPORATION

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:
Disclosure of key information is a founding principle of our capital markets;

For investors, sustainability reporting will provide non-financial information that can contribute to long-term shareholder value. The Dow Jones Sustainability Index World (DJSI World), which analyzes financial performances as well as the economic, environmental, and social performances of included companies, has outperformed the Dow Jones Global Index from 1994 to 2001;

We believe the linkage between sustainability performance and long-term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting value in capital markets. Major firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

Companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment";

We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. Disclosure of energy consumption allows companies and shareholders to assess environmental performance, potential regulatory actions and reputational risk associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the *Guidelines*), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 120 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the *Guidelines* for sustainability reporting;

Moreover, many important global organizations support the *Guidelines*. At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the EPA modeled certain disclosure requirements on the environmental component of the *Guidelines*. The European Union Framework for Corporate Social Responsibility recommends the use of the *Guidelines*. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the *Guidelines*. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the *Guidelines*;

RESOLVED:

That shareholders request that Intel Corporation disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines.



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

December 9, 2002

Mr. F. Thomas Dunlap, Jr.
Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95052-8119

Dear Mr. Dunlap:

The Sisters of Mercy, Burlingame, seek to reflect its values, principles and mission in its investment decisions. We are concerned about the social, environmental and economic performance of those companies which we invest in.

Sisters of Mercy, Burlingame is the beneficial owner of 5,400 shares of Intel common stock. Proof of ownership of common stock in the company for at least the last twelve months is attached. We have held the requisite amount of stock for over a year. We intend to maintain ownership through the date of the annual meeting.

We hereby notify the company that we are co-sponsoring the enclosed shareholder proposal. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the stockholders meeting to present this resolution as required by SEC Rules. We are filing this resolution along with other concerned investors. The primary filer on this resolution is the NYC Pension Funds.

We are filing the resolution in order to meet the deadline for submission. It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Vicki Cummings

Vicki Cummings
Chief Financial Officer

Enclosure

cc: NYC Pension Funds
ICCR

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550

INTEL CORPORATION

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:
Disclosure of key information is a founding principle of our capital markets;

For investors, sustainability reporting will provide non-financial information that can contribute to long-term shareholder value. The Dow Jones Sustainability Index World (DJSI World), which analyzes financial performances as well as the economic, environmental, and social performances of included companies, has outperformed the Dow Jones Global Index from 1994 to 2001;

We believe the linkage between sustainability performance and long-term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting value in capital markets. Major firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

Companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment";

We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. Disclosure of energy consumption allows companies and shareholders to assess environmental performance, potential regulatory actions and reputational risk associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the *Guidelines*), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 120 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the *Guidelines* for sustainability reporting;

Moreover, many important global organizations support the *Guidelines*. At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the EPA modeled certain disclosure requirements on the environmental component of the *Guidelines*. The European Union Framework for Corporate Social Responsibility recommends the use of the *Guidelines*. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the *Guidelines*. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the *Guidelines*;

RESOLVED:

That shareholders request that Intel Corporation disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines.


Catholic Healthcare West
CHW

1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024
(415) 438-5500 Telephone
(415) 438-5724 Facsimile

December 9, 2002

Mr. F. Thomas Dunlap, Jr.
Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95052

Re: **Shareholder Proposal for 2003 Annual Meeting**

Dear Mr. Dunlap:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West is the beneficial owner of 89,200 shares of Intel Corporation common stock. A letter verifying our ownership is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2003 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Catholic Healthcare West be listed as a cosponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. The NYC Pension Funds are the primary contact.

We recognize Intel's leadership in corporate social responsibility and would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2003 annual meeting.

Sincerely,

Susan Vickers

Susan Vickers, RSM
Director of Advocacy

Encl.

Cc: NYC Pension Funds
ICCR

1

INTEL CORPORATION

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:
Disclosure of key information is a founding principle of our capital markets;

For investors, sustainability reporting will provide non-financial information that can contribute to long-term shareholder value. The Dow Jones Sustainability Index World (DJSI World), which analyzes financial performances as well as the economic, environmental, and social performances of included companies, has outperformed the Dow Jones Global Index from 1994 to 2001;

We believe the linkage between sustainability performance and long-term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting value in capital markets. Major firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

Companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment";

We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. Disclosure of energy consumption allows companies and shareholders to assess environmental performance, potential regulatory actions and reputational risk associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the *Guidelines*), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 120 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the *Guidelines* for sustainability reporting;

Moreover, many important global organizations support the *Guidelines*. At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the EPA modeled certain disclosure requirements on the environmental component of the *Guidelines*. The European Union Framework for Corporate Social Responsibility recommends the use of the *Guidelines*. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the *Guidelines*. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the *Guidelines*;

RESOLVED:

That shareholders request that Intel Corporation disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines.

EXHIBIT B

GLOBAL REPORTING INITIATIVE
2002 SUSTAINABILITY GUIDELINES

SUSTAINABILITY REPORTING GUIDELINES

2002


Global
Reporting
Initiative

The GRI Board of Directors

Roger Adams	Association of Chartered Certified Accountants
Jacqueline Aloisi de Larderel	United Nations Environment Programme, Division of Technology, Industry, and Economics
Fabio Feldmann	Brazilian Foundation for Climate Change; former Secretary of Environment, State of São Paulo
Toshihiko Goto	Environmental Auditing Research Group
Judy Henderson*	Immediate past Chair, Australian Ethical Investment Ltd
Hanns Michael Hölz	Deutsche Bank Group
Jamshed J. Irani	Tata Sons Limited
Robert Kinloch Massie	Coalition for Environmentally Responsible Economies
Mark Moody-Stuart	Retired Chair, Royal Dutch/Shell
Anita Normark	International Federation of Building and Wood Workers
Nyameko Barney Pityana	University of South Africa; former Chair, South Africa Human Rights Commission
Barbara Shailor	American Federation of Labor-Congress of Industrial Organizations
Björn Stigson	World Business Council for Sustainable Development
Allen White	Acting Chief Executive, Global Reporting Initiative
Peter Wong	Consultant, Deloitte Touche Tohmatsu, Hong Kong; Board Member, International Federation of Accountants

*Chair



SUSTAINABILITY REPORTING GUIDELINES

2002

Further information on the GRI and the *Sustainability Reporting Guidelines* may be obtained from:

www.globalreporting.org

info@globalreporting.org

Global Reporting Initiative
Interim Secretariat
11 Arlington Street
Boston, MA 02116 USA
Tel: +1-617-247-0700
Fax: +1-617-267-5400
As of September 2002, the GRI Secretariat will be located in Amsterdam, Netherlands. Please check the GRI website for contact details.

PREFACE

The Board of Directors of the Global Reporting Initiative (GRI) is pleased to release the *2002 Sustainability Reporting Guidelines*. This event marks a major milestone in the evolution of GRI both as an institution and as a reporting framework. From an institutional perspective, it marks the beginning of the first cycle of release, testing, review, and revision under GRI's new governance structure. From a reporting perspective, the 2002 *Guidelines* represent the culmination of two years of revisions work involving hundreds of individuals, as well as a significant advancement in rigour and quality relative to the June 2000 *Guidelines*. The GRI Board recognises that this remains "work in progress". GRI is a living process that operates in the spirit of "learning by doing". We are convinced that the lessons gained from using the *Guidelines* are the best compass for guiding ongoing improvement.

The GRI was launched in 1997 as a joint initiative of the U.S. non-governmental organisation Coalition for Environmentally Responsible Economies (CERES) and United Nations Environment Programme with the goal of enhancing the quality, rigour, and utility of sustainability reporting. The initiative has enjoyed the active support and engagement of representatives from business, non-profit advocacy groups, accounting bodies, investor organisations, trade unions, and many more. Together, these different constituencies have worked to build a consensus around a set of reporting guidelines with the aim of achieving worldwide acceptance.

The first set of *GRI Sustainability Reporting Guidelines* appeared as an Exposure Draft in 1999. Following testing and public comment, the GRI released the June 2000 *Guidelines*. A revision process began immediately and continued over the next two years, culminating in the work of the past six months. The process has benefited from extensive public comment from stakeholders worldwide. Every comment was carefully considered and a deliberate choice was made on which to incorporate. We recognise that not all suggestions were integrated into the new *Guidelines* but we strongly encourage continued engagement from all parties during the next cycle of revisions.

GRI recognises that developing a globally accepted reporting framework is a long-term endeavour. In comparison, financial reporting is well over half a century old and still evolving amidst increasing public attention and scrutiny. The 2002 *Guidelines* represent the GRI Board's view of a consensus on a reporting framework at this point in time that is a blend of a diverse range of perspectives.

There are numerous ways to use the 2002 *Guidelines*. An organisation may choose to simply use them for informal reference or to apply the *Guidelines* in an incremental fashion. Alternatively, an organisation may decide to report based on the more demanding level of "in accordance". This level of reporting relies on transparency to balance the need for flexibility in reporting with the goal of enhancing comparability across reporters. GRI welcomes all reporting organisations—whether beginners or advanced—as users of the *Guidelines*.

The release of the 2002 *Guidelines* marks the beginning of a new cycle of revisions. The GRI Board of Directors is developing a clear and detailed due process for the further refinement of the 2002 *Guidelines* with the aim of releasing an updated version in 2004. During the next two years, this process will offer ample opportunity for consultation on all aspects of the *Guidelines*. We invite all parties to join us—through testing, through working groups, through interactions with GRI's governance structure—in the on-going process of building the core guidelines, sector supplements, and technical protocols of the GRI framework into the next step forward in the evolution of sustainability reporting.

Dr. Judy Henderson
Chair, GRI Board of Directors




INTRO

INTRODUCTION

The Global Reporting Initiative (GRI) is a long-term, multi-stakeholder, international process whose mission is to develop and disseminate globally applicable *Sustainability Reporting Guidelines* ("*Guidelines*"). These *Guidelines* are for voluntary use by organisations[1] for reporting on the economic, environmental, and social dimensions of their activities, products, and services[2]. The aim of the *Guidelines* is to assist reporting organisations and their stakeholders in articulating and understanding contributions of the reporting organisations to sustainable development.

Since publication of the first *Guidelines* in June 2000, the trends that catalysed the formation of GRI have continued unabated and, in most cases, have intensified. The issues—globalisation and corporate governance, accountability, and citizenship—have now moved to the mainstream of policy and management debates in many organisations and the countries in which they operate. The turbulent first years of the 21st century underscore the reason for GRI's rapid expansion: higher standards of accountability and increasing dependence on wide-ranging external multi-stakeholder networks will form a significant part of the fabric of organisational practice in the years to come.

Support for creating a new, generally accepted disclosure framework for sustainability reporting continues to grow among business, civil society, government, and labour stakeholders. GRI's rapid evolution in just a few years from a bold vision to a new permanent global institution reflects the imperative and the value that various constituencies assign to such a disclosure framework. The GRI process, rooted in inclusiveness, transparency, neutrality, and continual enhancement, has enabled GRI to give concrete expression to accountability (see Annex 1 for an overview of GRI.)

TRENDS

What, specifically, are the key trends during the last two years that have fuelled GRI's swift progress? Among the most influential are:

Expanding globalisation: Expansion of global capital markets and information technology continue to bring unprecedented opportunities for the creation of new wealth. At the same time, there is deep scepticism among many that such wealth will do anything to decrease social inequities. While governmental and non-governmental entities are major players in the globalisation process, it is corporate activity that remains its driving force. The result: all parties—including corporations—are seeking new forms of accountability that credibly describe the consequences of business activities wherever, whenever, and however they occur.

Search for new forms of global governance: Globalisation challenges the capacity of existing international and national institutions to govern corporate activity. One dramatic indication of this concern has been the incipient interest in a binding inter-

1. This includes corporate, governmental, and non-governmental organisations. All are included within GRI's mission. In its first phase, GRI has emphasised use of the *Guidelines* by corporations with the expectation that governmental and non-governmental organisations will follow in due course.

2. GRI uses the term "sustainability reporting" synonymously with citizenship reporting, social reporting, triple-bottom line reporting and other terms that encompass the economic, environmental, and social aspects of an organisation's performance.

EFFECTIVE CORPORATE GOVERNANCE DEPENDS ON ACCESS TO RELEVANT, HIGH-QUALITY INFORMATION THAT ENABLES PERFORMANCE TRACKING AND INVITES NEW FORMS OF STAKEHOLDER ENGAGEMENT.

national convention on corporate accountability. The borderless global economy requires equally borderless governance structures to help direct private sector activity toward outcomes that are socially and environmentally, as well as economically, beneficial. New models of international governance, affecting such areas as greenhouse gas emissions, forestry and fishing practices, ozone depletion, labour practices, and financial accounting standards, exemplify a new generation of initiatives that align governance with the challenges of an increasingly complex and interconnected world. A key theme in all of these emerging governance models is the demand for higher levels of transparency.

Reform of corporate governance: Pressures on corporations to establish and maintain high standards of internal governance are accelerating. As society witnesses the growing influence of corporations in driving economic, environmental, and social change, investors and other stakeholders expect the highest standards of ethics, transparency, sensitivity, and responsiveness from corporate executives and managers. Governance systems are increasingly expected to extend beyond their traditional focus on investors to address diverse stakeholders. The independence of board members, executive participation in external partnerships, compensation and incentive schemes, and integrity of auditors are under increasing scrutiny. Effective corporate governance depends on access to relevant, high-quality information that enables performance tracking and invites new forms of stakeholder engagement. The proliferation of corporate governance initiatives—the Cadbury Commission and the Turnbull Report in the United Kingdom (UK), the King Report in South Africa, Brazil's innovative New Stock Exchange, OECD's *Guidelines for Multinational Enterprises* and *Corporate Governance Principles*, and the World Bank's Corporate Governance Forum—attest to rising expectations for high standards of corporate behaviour.

Global role of emerging economies: The same globalisation, accountability, and governance trends evident in industrial nations are taking root in emerging economies. Nations such as Brazil, India, and South Africa are full participants in the globalisation process. The technology innovation and capital flows that powered globalisation in the last decade now permeate these emerging nations, positioning them as regional and global players on the economic stage of the 21st century. At the same time, tightly linked global supply chains are spreading common management practices and increasing accountability pressures into all segments of the value chain. Corporate accountability has expanded from its early association with multi-national (or trans-national) corporations into a broad-based movement that is affecting private sector entities of all sizes around the world.

Rising visibility of and expectations for organisations: The spread of the Internet and communications technologies is accelerating the global transfer of information and amplifying the speed and force of feedback mechanisms. Consumers, supported by growing media coverage of sustainability issues, have ready access to information about organisations at an unprecedented level of detail. Companies in particular are facing more clearly articulated expectations from customers and consumers regarding their contributions to sustainable development. Several recent high-profile events have exemplified the risks to reputation and brand image associated with poor sustainability management.

Measurement of progress toward sustainable development: As sustainable development has become widely adopted as a foundation of public policy and organisational strategy, many organisations have turned their attention to the challenge of translating the concept into practice. The need to better assess an organisation's status and align future goals with a complex range of external factors and partners has increased the urgency of defining broadly accepted sustainability performance indicators.

Governments' interest in sustainability reporting: When GRI was conceived in 1997, governmental interest in integrated economic, environmental, and social reporting was scant. Today, voluntary, statutory, and regulatory initiatives abound. In Australia, the United States of America (USA), Taiwan, Japan, and European Union countries such as France, the Netherlands, UK, and Denmark, incentives and requirements to enlarge the scope of conventional corporate financial reporting to include non-financial information are rapidly unfolding. Some actions are motivated by national environmental and social policy goals, others by investor pressures to obtain a clearer picture of corporate performance via the securities regulatory process. All indications point to continuing expansion of governmental reporting initiatives to new countries and regions over the next few years.

Financial markets' interest in sustainability reporting: The financial industry slowly but steadily is embracing sustainability reporting as part of its analytical toolkit. Spurred in part by growing demand for social and ethical funds among institutional and individual investors, new "socially responsible" indices are appearing each year. At the same time, the exploration of the relationship between corporate sustainability activities and shareholder value is advancing. Linkages between sustainability performance and key value drivers such as brand image, reputation, and future asset valuation are awakening the mainstream financial markets to new tools for understanding and predicting value in capital markets.

Emergence of next-generation accounting: The late 20th century saw worldwide progress in harmonising financial reporting. Indeed, the rich tradition of financial reporting, continually evolving to capture and communicate the financial condition of the organisation, has inspired GRI's evolution. Yet today, many observers—including accountants themselves—recognise that characterising the "bricks and mortar" economy of the past will not suffice as a basis for characterising today's information economy. Valuing intangible assets—human capital, environmental capital, alliances and partnerships, brands, and reputation—must complement the valuation of conventional tangible assets—factories, equipment, and inventory. Under the rubric of "business reporting", "intangible assets analysis", and "value reporting", a number of accounting groups have launched programmes to explore how accounting standards should be updated to embrace such value drivers. New concepts of risk, opportunity, and uncertainty are likely to emerge (see Annex 2).

CHARACTERISING THE "BRICKS AND MORTAR" ECONOMY OF THE PAST WILL NOT SUFFICE AS A BASIS FOR CHARACTERISING TODAY'S INFORMATION ECONOMY.

Benefits of Reporting

All these trends are familiar to managers seeking to sharpen their competitiveness in a globalising world. For the two thousand or more companies worldwide that are already reporting, the business justification for economic, environmental, and social reporting is fact, not hypothesis. While no reporting organisation may ever see the full range of potential benefits, observers point to the following common views in the business community:

- Effective management in a global economy, where information (reliable or unreliable) travels at Internet speed, requires a proactive approach. Measuring and reporting both past and anticipated performance is a critical management tool in today's high-speed, interconnected, "24-hour news" world.

- Today's strategic and operational complexities require a continual dialogue with investors, customers, advocates, suppliers, and employees. Reporting is a key ingredient to building, sustaining, and continually refining stakeholder engagement. Reports can help communicate an organisation's economic, environmental, and social opportunities and challenges in a way far superior to simply responding to stakeholder information requests.
- Companies increasingly emphasise the importance of relationships with external parties, ranging from consumers to investors to community groups, as key to their business success. Transparency and open dialogue about performance, priorities, and future sustainability plans helps to strengthen these partnerships and to build trust.
- Sustainability reporting is a vehicle for linking typically discrete and insular functions of the corporation—finance, marketing, research and development—in a more strategic manner. Sustainability reporting opens internal conversations where they would not otherwise occur.
- The process of developing a sustainability report provides a warning of trouble spots—and unanticipated opportunities—in supply chains, in communities, among regulators, and in reputation and brand management. Reporting helps management evaluate potentially damaging developments before they develop into unwelcome surprises.
- Sustainability reporting helps sharpen management's ability to assess the organisation's contribution to natural, human, and social capital. This assessment enlarges the perspective provided by conventional financial accounts to create a more complete picture of long-term prospects. Reporting helps highlight the societal and ecological contributions of the organisation and the "sustainability value proposition" of its products and services. Such measurement is central to maintaining and strengthening the "licence to operate".
- Sustainability reporting may reduce volatility and uncertainty in share price for publicly traded enterprises, as well as reducing the cost of capital. Fuller and more regular information disclosure, including much of what analysts seek from managers on an ad hoc basis, can add stability to a company's financial condition by avoiding major swings in investor behaviour caused by untimely or unexpected disclosures.

During 2000–2002, these trends, separately and synergistically, have reinforced interest in GRI and its core mission.

BY DRAWING THOUSANDS OF PARTNERS INTO A MULTI-STAKEHOLDER PROCESS, GRI CONTINUES TO WORK TOWARD HARMONISATION OF DISCLOSURE.

CONFLUENCE OF NEED AND OPPORTUNITY

Yet much work remains. Inconsistent reporting approaches developed by business, government, and civil society continue to appear. At the same time, many other organisations wonder how best to engage in reporting. As diverse groups seek information, the multiplicity of information requests gives rise to redundancy, inefficiency, and frustration. As was the case in June 2000, these 2002 *Guidelines* represent another step in addressing the challenge of responding to surging information demands emanating from competing reporting frameworks. By drawing thousands of partners and hundreds of organisations into a multi-stakeholder process, GRI continues to work toward harmonisation of disclosure, thereby maximising the value of reporting for both reporting organisations and users alike.

This confluence of need and opportunity underpins GRI's rapid development. There are, of course, many challenges ahead. GRI recognises that the goal of reporting on economic, environmental, and social performance at the organisational level—let alone a fully integrated sustainability assessment of an organisation—is at the earliest stages of a journey that will continue for many years.

But for GRI, the fundamentals that inspired its creation remain unchanged. The long-term objective of developing "generally accepted sustainability principles" requires both a concrete product incorporating the world's best thinking and a legitimate, dynamic process through which continuous learning can occur. With a new permanent institution to implement its mission, GRI is positioned to deliver continually improving guidelines, technical protocols, and sector supplements. All will evolve on a platform of technical excellence, a multi-stakeholder process, and transparency embedded in GRI's governance and operating practices.





PART A: USING THE GRI *GUIDELINES*

WHAT ARE THE GRI *GUIDELINES*?

The GRI *Guidelines* are a framework for reporting on an organisation's economic, environmental, and social performance. The *Guidelines*:

- present reporting principles and specific content to guide the preparation of organisation-level sustainability reports;
- assist organisations in presenting a balanced and reasonable picture of their economic, environmental, and social performance;
- promote comparability of sustainability reports, while taking into account the practical considerations related to disclosing information across a diverse range of organisations, many with extensive and geographically dispersed operations;
- support benchmarking and assessment of sustainability performance with respect to codes, performance standards, and voluntary initiatives; and
- serve as an instrument to facilitate stakeholder engagement.

THIS IS A TECHNICAL DOCUMENT, AIMED AT PRACTITIONERS, THAT PRESENTS THE GRI GUIDELINES *AND DESCRIBES THEIR APPLICATION. FOR A MORE GENERAL INTRODUCTION TO THE* GUIDELINES, *PLEASE SEE THE COMPANION DOCUMENT:* INTRODUCING THE 2002 SUSTAINABILITY REPORTING GUIDELINES

The *Guidelines* are ***not***:

- a code or set of principles of conduct;
- a performance standard (e.g., emissions target for a specific pollutant); or
- a management system.

The *Guidelines* do ***not***:

- provide instruction for designing an organisation's internal data management and reporting systems; or
- offer methodologies for preparing reports, or for performing monitoring and verification of such reports.

THE *GUIDELINES* DOCUMENT IS STRUCTURED IN FIVE PARTS:

Introduction	Trends driving sustainability reporting and the benefits of reporting.
Part A: Using the GRI *Guidelines*	General guidance on use of the *Guidelines*.
Part B: Reporting Principles	Principles and practices that promote rigourous reporting and underlie the application of the *Guidelines*.
Part C: Report Content	Content and compilation of a report.
Part D: Glossary and Annexes	Additional guidance and resources for using the *Guidelines*.

What Is a GRI "Sustainability Report"?

The GRI *Guidelines* organise "sustainability reporting" in terms of economic, environmental, and social performance (also known as the "triple bottom line"). This structure has been chosen because it reflects what is currently the most widely accepted approach to defining sustainability. GRI recognises that, like any simplification of a complex challenge, this definition has its limitations. Achieving sustainability requires balancing the complex relationships between current economic, environmental, and social needs in a manner that does not compromise future needs. Defining sustainability in terms of three separate elements (economic, environmental, and social) can sometimes lead to thinking about each element in isolation rather than in an integrated manner. Nonetheless, the triple bottom line is a starting point that is comprehensible to many, and has achieved a degree of consensus as a reasonable entry point into a complex issue. Looking ahead, GRI is committed to continually improving the structure and content of the *Guidelines* in line with the evolving consensus on how to best measure performance against the goal of sustainable development.

GRI is committed to continually improving the Guidelines in line with the evolving consensus on how to best measure performance against the goal of sustainable development.

Relationship to Stakeholder Dialogue

A primary goal of reporting is to contribute to an ongoing stakeholder dialogue. Reports alone provide little value if they fail to inform stakeholders or support a dialogue that influences the decisions and behaviour of both the reporting organisation and its stakeholders. However, GRI clearly recognises that the engagement process neither begins nor ends with the publication of a sustainability report.

Within the broader context of stakeholder engagement, GRI's mission is to elevate the quality of reporting to a higher level of comparability, consistency, and utility. The purpose of these *Guidelines*, and the GRI framework as a whole, is to capture an emerging consensus on reporting practices. This provides a point of reference against which reporting organisations and report users can approach the challenge of developing effective and useful reporting practices.

Who Should Use the *Guidelines*?

Use of the GRI *Guidelines* is voluntary. They are intended to be applicable to organisations of all sizes and types operating in any location. The core guidelines embodied in this document are not specific to any single industry sector. This 2002 release has been developed primarily with the needs of business organisations in mind, but other types of organisations such as government agencies and not-for-profit organisations can apply the *Guidelines*.

The *Guidelines* are intended to complement other initiatives to manage economic, environmental, and social performance and related information disclosure. The *Guidelines* and GRI-based reports are not a substitute for legally mandated reporting or disclosure requirements, nor do they override any local or national legislation. Reporting organisations should note in their reports instances where government regulations, conventions, or treaties restrict disclosure of information contained in the *Guidelines*.

Reporting by Smaller Organisations

Reporting may present a special challenge for smaller organisations—whether for-profit or not-for-profit, private or public. Such organisations may choose to adopt an incremental approach to implementing the *Guidelines*. GRI welcomes efforts to develop tools to help smaller organisations begin using the *Guidelines*. Such tools will assist smaller organisations to gradually move toward more comprehensive reporting.

THE GRI FAMILY OF DOCUMENTS

AS OF JUNE 2002, DRAFT SECTOR SUPPLEMENTS ARE AVAILABLE FOR TOUR OPERATORS AND FOR FINANCIAL SERVICES (SOCIAL PERFORMANCE INDICATORS ONLY). AUTOMOTIVE AND TELECOMMUNICATIONS SECTOR SUPPLEMENTS ARE UNDER DEVELOPMENT, AND OTHERS WILL FOLLOW IN 2003.

The GRI family of documents includes the following:

- the *Sustainability Reporting Guidelines* (the "*Guidelines*");
- sector supplements;
- issue guidance documents; and
- technical protocols.

Brief descriptions are as follows:

The Guidelines

This document is the foundation upon which all other GRI documents are based. The *Guidelines* represent the reporting content that has been identified as most broadly relevant to both reporting organisations and report users. The document is the "core" of the GRI family of documents. Other supplements and guidance documents, focussed on sectors and issues, are intended to add to, but not replace, the *Guidelines*. In other words, reporting organisations using a supplement are also expected to use the *Guidelines* by blending the two into a comprehensive reporting framework.

Sector Supplements

GRI recognises the limits of a one-size-fits-all approach and the importance of capturing the unique set of sustainability issues faced by different industry sectors (e.g., mining, automotive, banking). To address this need, GRI is developing sector supplements through multi-stakeholder processes for use with the core *Guidelines*. These supplements are at an early stage of development, but will grow in number and rigour over time. The first examples will begin appearing in 2002 as separate documents.

Issue Guidance Documents

GRI expects to develop issue-specific guidance documents on topics such as "diversity" and "productivity" to provide reporting organisations with additional models for organising the information in the *Guidelines* and sector supplements.

Technical Protocols

To assist users in applying the *Guidelines*, GRI is developing its first technical protocols on indicator measurement. Each protocol addresses a specific indicator (e.g., energy, child labour) by providing detailed definitions, procedures, formulae, and references to ensure consistency across reports. Over time, most of the indicators in the GRI *Guidelines* will be supported by a specific technical protocol. The GRI protocols may also extend to cover issues such as reporting boundaries or other questions pertaining to reporting principles and structure.

Preparing a Report Using the GRI Family of Documents

An organisation preparing a GRI-based report should start with the *Guidelines* (see Figure 1). If a sector supplement applicable to the reporting organisation is available, the reporting guidance and indicators contained in that supplement should be used in addition to the indicators and information contained in the *Guidelines*. In the absence of a sector supplement, reporting organisations are encouraged to go beyond the information contained in the *Guidelines* and to include whatever information is specific to their sector and essential to ensuring a balanced and reasonable representation of their sustainability performance. When reporting on specific indicators in either this document or a supplement, reporting organisations should apply GRI technical protocols whenever available.


If Available
All Organisations
If Preferred
Sector Supplements
Sustainability Reporting Guidelines
Technical Protocols
Sustainability Report
Issue Guidance Documents

Figure 1. Family of Documents

For more information on the GRI family of documents, visit www.globalreporting.org.

Relationship of the *Guidelines* to Other Sustainability Management Tools

The last decade has seen a proliferation of tools to help organisations, especially businesses, manage their economic, environmental, and social performance. These tools have appeared in a number of forms, ranging from codes of conduct to management systems to internal performance assessment methodologies.

GRI, in contrast, is an external reporting framework that enables organisations to communicate: 1) actions taken to improve economic, environmental, and social performance; 2) the outcomes of such actions; and 3) future strategies for improvement. The *Guidelines* do not govern an organisation's behaviour. Rather, they help an organisation describe the outcome of adopting and applying codes, policies, and management systems.

GRI complements other tools and practices used by organisations to manage their sustainability performance, including:

- charters or codes of conduct (general principles to guide an organisation's behaviour);
- organisational policies (internal guidance or rules on how an organisation addresses an issue);
- standards (prescribed methodologies, processes, or performance targets);
- third-party voluntary initiatives; and
- management systems (both certifiable and non-certifiable systems covering areas such as environmental and social performance or quality management).

GRI ATTEMPTS TO PROVIDE A REPORTING TOOL THAT COMPLEMENTS OTHER INITIATIVES.

Incorporating concepts and practices from a wide range of business, governmental, labour, and NGO initiatives has enriched the GRI *Guidelines*. These include initiatives that address issues at the facility, sector, organisational, national, and global levels. In developing the *Guidelines*, GRI attempts to provide a reporting tool that both incorporates and complements other initiatives while remaining faithful to its overarching mission and reporting principles.

Reporting Expectations and Design

The issues below are addressed in the following pages:

- core versus additional indicators;
- flexibility in using the *Guidelines*;
- customising a report within the GRI framework;
- frequency and medium of reporting;
- financial reports; and
- credibility of reports.

Core Versus Additional Indicators

The 2002 *Guidelines* contain two categories of performance indicators: core and additional. Both types of indicators have emerged from the GRI consultative process as valuable measures of the economic, environmental, and social performance of organisations. These *Guidelines* distinguish between the two types of indicators as follows:

Core indicators are:

- relevant to most reporting organisations; and
- of interest to most stakeholders.

Thus, designation as "core" signifies general relevance to both reporters and report users. In designating an indicator as "core", however, GRI exercises some discretion. For some core indicators, relevance may be limited to many, but not most, potential reporters. In the same vein, an indicator may be of keen interest to many, but not most, stakeholders. Over time, GRI expects that development of sector supplements will lead to the shifting of a number of core indicators to such supplements.

Additional indicators are defined as those that have one or more of the following characteristics:

- represent a leading practice in economic, environmental, or social measurement, though currently used by few reporting organisations;
- provide information of interest to stakeholders who are particularly important to the reporting entity; and
- are deemed worthy of further testing for possible consideration as future core indicators.

Reporting organisations are encouraged to use the additional indicators in Section 5 of Part C to advance the organisation's and GRI's knowledge of new measurement approaches. Feedback on these indicators will provide a basis for assessing the readiness of additional indicators for future use as core indicators, for use in sector supplements, or for removal from the GRI indicator list.

Flexibility in Using the Guidelines

GRI encourages the use of the GRI *Guidelines* by all organisations, regardless of their experience in preparing sustainability reports. The *Guidelines* are structured so that all organisations, from beginners to sophisticated reporters, can readily find a comfortable place along a continuum of options.

Recognising these varying levels of experience, GRI provides ample flexibility in how organisations use the *Guidelines*. The options range from adherence to a set of conditions for preparing a report "in accordance" with the *Guidelines* to an informal approach. The latter begins with partial adherence to the reporting principles and/or report content in the *Guidelines* and incrementally moves to fuller adoption. This range of options is detailed below, and in Figure 2.

Reporting "In Accordance" with the *Guidelines*

The decision to report in accordance with the *Guidelines* is an option, not a requirement. It is designed for reporters that are ready for a high level of reporting and who seek to distinguish themselves as leaders in the field. The growing number of organisations with strong reporting practices demonstrates the ability of numerous organisations to adopt the in accordance option.

The conditions for reporting in accordance with the GRI *Guidelines* seek to balance two key objectives of the GRI framework:

- comparability; and
- flexibility.

Comparability has been integral to GRI's mission from the outset, and is closely tied to its goal of building a reporting framework parallel to financial reporting. The in accordance conditions help to advance GRI's commitment to achieving max-

"In Accordance" Conditions

Organisations that wish to identify their report as prepared in accordance with the 2002 GRI *Guidelines* must meet five conditions:

1. Report on the numbered elements in Sections 1 to 3 of Part C.
2. Include a GRI Content Index as specified in Section 4 of Part C.
3. Respond to each core indicator in Section 5 of Part C by either (a) reporting on the indicator or (b) explaining the reason for the omission of each indicator.
4. Ensure that the report is consistent with the principles in Part B of the *Guidelines*.
5. Include the following statement signed by the board or CEO: "This report has been prepared in accordance with the 2002 GRI *Guidelines*. It represents a balanced and reasonable presentation of our organisation's economic, environmental, and social performance."

imum comparability across reports by creating a common reference point for all reporters that choose to use this option.

While GRI seeks to enhance comparability between reports, also it is committed to supporting flexibility in reporting. Legitimate differences exist between organisations and between industry sectors. The GRI framework must have sufficient flexibility to allow reports to reflect these differences.

The in accordance conditions rely on transparency to balance the dual objectives of comparability and flexibility. Reporting organisations are asked to clearly indicate how they have used the *Guidelines* and, in particular, the core indicators. The evaluation of these decisions is then left to report users.

AT THIS TIME, GRI DOES NOT CERTIFY CLAIMS OF IN ACCORDANCE NOR DOES IT VALIDATE EXPLANATIONS OF OMITTED INFORMATION.

Reporting organisations that choose to report in accordance must note the reasons for the omissions of any core indicators in their reports, preferably in or near the GRI Content Index. GRI recognises that various factors may explain the omission of a core indicator. These include, for example: protection of proprietary information; lack of data systems to generate the required information; and conclusive determination that a specific indicator is not relevant to an organisation's operations. In providing these explanations, reporting organisations are encouraged to indicate their future reporting plans, if any, relative to each excluded core indicator. Indicators omitted for the same reason may be clustered and linked to the relevant explanation.

GRI emphasises that the exclusion of some core indicators still allows organisations to report in accordance with the *Guidelines* as long as explanations appear. At this time, GRI does not certify claims of in accordance nor does it validate explanations of omitted information. However, reporting organisations that elect an in accordance approach should anticipate that users will compare their reports against the five conditions associated with the in accordance status and make judgements based on such evaluation.

Informal Application of the *Guidelines*

Given the youthful state of comprehensive economic, environmental, and social reporting, GRI recognises that many organisations are still building their reporting capacity. These organisations are invited to choose an informal approach consistent with their current capacity (see Annex 3). They may choose not to cover all of the content of the GRI *Guidelines* in their initial efforts, but rather to base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time.

For example, a first-time reporter may use a portion of the performance indicators (Part C) without having to provide an indicator-by-indicator explanation of omissions. Gradually, expanding use of the reporting principles and/or indicators will move the organisation toward more comprehensive coverage of economic, environmental, and social performance. Organisations that choose an incremental approach may reference GRI in their report. Such a reference should include a brief description of how the GRI *Guidelines* informed development of the report. However, incremental reporters may not use the term in accordance nor include the prescribed board or CEO statement unless all conditions for the in accordance option are met.


In Accordance
TRANSPARENCY
STRUCTURE
Informal
COVERAGE

Figure 2. Options for Reporting

In sum, aware of the wide spectrum of reporter experience and capabilities, GRI enables reporters to select an approach that is suitable to their individual organisations. With time and practice, organisations at any point along this spectrum can move gradually toward comprehensive reporting built on both the principles and content of the GRI framework. Similarly, GRI will continue to benefit from the experiences of reporting organisations and report users as it strives to continually improve the *Guidelines*.

Customising a Report Within the GRI Framework

The *Guidelines* set out the basic information for inclusion in a report. However, GRI expects that reporting organisations will take steps to design their report content to reflect the unique nature of their organisation and the context in which it operates. These steps may involve:

- defining reporting boundaries;
- inserting additional content (usually based on stakeholder consultation) such as indicators, and textual discussions; and/or
- adopting a format tailored to the organisation.

Boundaries

In the early years of reporting, most organisations measured and reported on impacts based on the traditional boundary criteria used in financial reporting, that is, legal ownership and direct control. In recent years, companies have begun to experiment with expanding their reporting boundaries to better reflect the unique "footprint" of their organisation and its activities.

The completeness principle in Part B offers brief commentary on boundaries, and GRI is working to develop additional guidance and technical protocols on this issue. Until such guidance is available, the GRI framework emphasises the importance of extensive interaction with stakeholders to determine appropriate reporting boundaries. Equally important, organisations should maintain a high degree of transparency in their reports regarding the specific reporting boundaries they have chosen.

Content

GRI encourages organisations to go beyond the information requested in Part C of the *Guidelines*, as needed, to present a balanced and reasonable picture of their economic, environmental, and social performance. In applying the *Guidelines*, each reporting organisation will make different decisions regarding the use of the additional performance indicators in Section 5 of Part C. Reporting organisations should also include other content, particularly integrated performance indicators, identified through stakeholder consultation. This information and these indicators may relate to sector- or geography-specific issues pertinent to the organisation. GRI's sector supplements will address some of these needs.

Selecting Additional Content Through Engaging Stakeholders

Compared with financial reporting, which is targeted primarily at one key stakeholder—the shareholder—sustainability reporting has a large and diverse audience. Stakeholder engagement plays an important role in helping to ensure that a report achieves its primary purpose: providing information that meets the needs of the organisation's stakeholders. GRI reporters are expected to use these *Guidelines* (Part C, Sections 1 to 3 and core indicators from Section 5) in addition to sector supplements (if available) as the basis for their report.

The reporting elements and indicators in the *Guidelines* were developed through an extensive multi-stakeholder, consultative process. However, the inclusion of information (including performance indicators) identified through stakeholder consultation is a critical additional step in furthering the utility of an organisation's sustainability report; it is also one of the fundamental principles underlying GRI reporting (see Part B on Inclusiveness).

Since stakeholder consultation often involves a range of parallel discussions with different constituencies, it is important to document the interactions that result in the organisation's selection of indicators and to explain these in the report. While GRI emphasises the importance of stakeholder feedback in drafting reports, it does not offer specific guidance on how to conduct stakeholder engagement. Many guidance documents and case studies on this subject are available elsewhere.

Structure

Part C of these *Guidelines* ("Report Content") is organised in a logical framework. Reporting organisations are encouraged but not required to use this same organisation for their report. GRI believes that completeness and comparability in economic, environmental, and social reporting are best served when all reporting organisations adhere to a common structure. At the same time, it recognises that some reporting organisations will want to choose a different structure based on specific characteristics of the reporting entity. In evaluating alternative approaches to organising their reports, organisations should carefully weigh the need to capture legitimate organisational and sectoral differences against the benefits of standardised structures. Common structures and formats support consistency and comparability. This provides benefits to both reporting organisations and report users by enhancing the clarity of communication and the ease of use of the documents over an extended period of time. In situations where reporting organisations use alternative structures, the Content Index described in Part C becomes even more essential as a tool to help users find and compare the content of reports.

The choice among different media for reporting (e.g., paper, electronic) may also influence decisions on the structure of reports. For example, some organisations might choose to produce a summary paper report and to make a fully detailed report available on the Internet. Where Internet-based reports using the *Guidelines* comprise linked pages, a means to view the report ordered according to GRI sections should be provided, in addition to any other structure.

Frequency and Medium of Reporting

A wide variety of media is now available to prepare and distribute reports, ranging from traditional printing to various multi-media technologies including the Internet and CD-ROMs. This gives organisations substantial freedom in determining the frequency of preparing reports and the mode of distribution. In general, GRI recommends that reporting on economic, environmental, and social performance be timed to coincide, and possibly integrated, with other external reporting, such as annual financial reports and quarterly earnings statements. Such timing will reinforce the linkages between financial performance and economic, environmental, and social performance (see Annex 2).

In the future, information disclosure is likely to involve a mix of annual, quarterly, and even "real-time data" distributed through a range of different media, each chosen based on the timing and nature of the reported information. Internet-based reporting will facilitate frequent updating of some aspects of GRI-based reports. However, continuous reporting should not replace periodic consolidated reports, vetted through an internal procedure and providing a "snapshot" of the organisation at a given point in time. Snapshots are important for supporting comparisons between organisations and between reports. GRI also recommends that such periodic reports be available in their complete form from the reporting organisation's website (e.g., as a downloadable file).

FINANCIAL REPORTING AND SUSTAINABILITY REPORTING SERVE PARALLEL AND ESSENTIAL FUNCTIONS THAT ENRICH EACH OTHER.

Decisions regarding frequency and medium of reporting also should take into account their expected use and feedback. Effective reporting is part of a broader dialogue between the reporting organisation and its stakeholders that should result in new actions by both parties. The frequency and medium of reporting potentially may either enhance or detract from the progress of this dialogue.

Financial Reports

Most organisations publish separate financial and sustainability reports; however, a few corporations have begun to experiment with publishing a single annual report including financial, economic, environmental, and social information. GRI believes that both financial reporting and sustainability reporting serve parallel and essential functions that enrich each other (see Annex 2). GRI encourages the coordination of both reporting processes and expects that over time financial performance measurement increasingly will benefit from the measurement of economic, environmental, and social performance.

Credibility of Reports

Stakeholders expect to be able to trust an organisation's sustainability report. To benefit from the process of sustainability reporting, organisations themselves also want to take steps to enhance the credibility of their reports. This contributes to building stakeholder trust and to continual improvement in the quality of reporting systems and processes.

A range of factors influences the perceptions and expectations of users about the credibility of an organisation's sustainability report. It is important for each reporting organisation to ascertain and evaluate the relative importance of each of these factors (see Annex 4 for examples of such factors). Consultation with stakeholders is the best way to ascertain stakeholder perceptions and expectations about building credibility.

GRI ENCOURAGES THE INDEPENDENT ASSURANCE OF SUSTAINABILITY REPORTS AND THE DEVELOPMENT OF STANDARDS AND GUIDELINES FOR THE ASSURANCE PROCESS...

In response to stakeholder expectations, reporting organisations have adopted a variety of strategies for enhancing the credibility and quality of sustainability reports. Strategies include stakeholder consultation panels, strengthened internal data collection and information systems, issue-specific audits by appropriate experts, internal audits of data collection and reporting systems, use of the GRI *Guidelines* as the basis for report preparation (and indicating so), reviews and commentaries by independent external experts, and use of independent assurance[3] processes for sustainability reports. In deciding strategy and developing and implementing policies and practices to enhance report credibility and quality, organisations are encouraged to adopt a progressive approach, each stage of which adds to the credibility and quality of their reporting.

In order to address stakeholders' concerns about the credibility of reports on economic, environmental, and social performance, GRI recommends that reports include a statement of:

- the reporting organisation's policies and internal practices to enhance the credibility and quality of its sustainability report; and
- the reporting organisation's policy and current practice with regard to providing independent assurance about the full report.

GRI recognises that providing independent assurance about sustainability reports is, like reporting itself, at an early stage of development. For example, no universal consensus exists on social performance indicators or related assurance approaches. GRI encourages the independent assurance of sustainability reports and the development of standards and guidelines for the assurance process to be followed by assurance providers.

Annex 4 offers practical guidance to reporting organisations on assurance provision and related processes that enhance report quality and credibility. GRI will continue to evolve its policy on independent assurance informed by the feedback and practices of both reporters and report users.

3. The following is a proposed working description of independent assurance: "The provision of independent assurance is a structured and comprehensive process of collecting and evaluating evidence *on a subject matter (the sustainability report) that is the responsibility of another party (distinct from* management of the reporting organisation), against suitable criteria. As a result of the process, assurance providers express a conclusion that provides the intended users/stakeholders with a stated level of assurance about whether the subject matter (the sustainability report) conforms in all material respects with the identified criteria. Independent, competent experts who maintain an attitude of 'professional scepticism' perform the assurance process."



PART B: REPORTING PRINCIPLES


B

INTRODUCTION

This section of the *Guidelines* identifies reporting principles essential to producing a balanced and reasonable report on an organisation's economic, environmental, and social performance. The June 2000 *Guidelines* presented a first version of these principles. These were informed by the financial accounting tradition and adapted for reporting on economic, environmental, and social performance with reference to research related to environmental accounting. Now, with the benefit of time and learning through application of the June 2000 *Guidelines*, GRI presents a revised set of principles that combine and extend many of the concepts that appeared under the headings of "underlying principles" and "qualitative characteristics" of GRI-based reports in the June 2000 *Guidelines*.

GRI VIEWS THESE PRINCIPLES AS INTEGRAL TO ITS REPORTING FRAMEWORK, EQUAL IN WEIGHT TO THE ELEMENTS AND INDICATORS IN PART C OF THE GUIDELINES.

Those familiar with financial reporting will recognise overlaps between GRI's reporting principles and those used in financial reporting. However, while financial reporting is a key benchmark for developing principles for reporting on economic, environmental, and social performance, significant differences do exist. The principles in this section take these differences into account. They are rooted in GRI's experience over the last four years, blending knowledge from science and learning from practice.

GRI views these principles as integral to its reporting framework, equal in weight to the elements and indicators in Part C of the *Guidelines*. Organisations using the *Guidelines* are expected to apply these principles in their report preparation. Collectively, the principles define a compact between the reporting organisation and report user, ensuring that both parties share a common understanding of the underpinnings of a GRI-based report. They provide an important reference point to help a user interpret and assess the organisation's decisions regarding the content of its report. The principles are designed with the long term in mind. They strive to create an enduring foundation upon which performance measurement will continue to evolve based on new knowledge and learning.

The principles are goals toward which a reporter should strive. Some reporting organisations may not be able to fully apply them in the short term. However, organisations should identify improvement in how rigourously they apply the principles to their reporting process, in much the same way as they identify improvement in the various aspects of economic, environmental, and social performance.

Reports do not need to contain a detailed checklist showing that all principles have been adopted. But they should offer some discussion of how the reporting principles have been applied. This should include both successes and challenges. If a reporting organisation does not seek to apply these principles, it should indicate where such departures exist and why. Discussion of the application (or non-application) of principles may appear in the profile section of the report or in a separate section that addresses the technical aspects involved in preparing the report.

The 11 principles outlined in the following section will help ensure that reports:

- present a balanced and reasonable account of economic, environmental, and social performance, and the resulting contribution of the organisation to sustainable development;
- facilitate comparison over time;
- facilitate comparisons across organisations; and
- credibly address issues of concern to stakeholders.

ORGANISATION OF THE PRINCIPLES

The principles in Part B are grouped in four clusters (see Figure 3). Those that:

- form the framework for the report (transparency, inclusiveness, auditability);
- inform decisions about what to report (completeness, relevance, sustainability context);
- relate to ensuring quality and reliability (accuracy, neutrality, comparability); and
- inform decisions about access to the report (clarity, timeliness).

THE PRINCIPLES OF TRANSPARENCY AND INCLUSIVENESS REPRESENT THE STARTING POINT FOR THE REPORTING PROCESS AND ARE WOVEN INTO THE FABRIC OF ALL THE OTHER PRINCIPLES.

The principles of transparency and inclusiveness represent the starting point for the reporting process and are woven into the fabric of all the other principles. All decisions about reporting (e.g., how, when, what) take these two principles and associated practices into consideration.

The principles of sustainability context, completeness, and relevance play the key role in determining what to report. Reports should help place the organisation's performance in the broader context of sustainability challenges, risks, and opportunities. The information contained within the report must meet the test of completeness in terms of the reporting boundaries (i.e., entities included), scope (i.e., aspects or issues reported), and time frame. Lastly, reported information should be relevant to the decision-making needs of stakeholders.

The quality and reliability of the report content are guided by the principles of neutrality, comparability, and accuracy. Reports should be comparable over time and across



Transparency
Inclusiveness
INFORMS
INFORMS
INFORMS
Decisions about what information to report
Quality/reliability of reported information
Accessibility of reported information (how, when)
Completeness
Accuracy
Clarity
Relevance
Neutrality
Timeliness
Sustainability Context
Comparability
Auditability

Figure 3. Reporting Principles

organisations. Information should be sufficiently accurate and reliable to enable its use for decision-making purposes. Equally important, the report should present its content in a balanced and unbiased manner.

The principles of clarity and timeliness govern the access and availability of reports. Put simply, stakeholders should receive easily understood information in a time frame that allows them to use it effectively.

Lastly, the principle of auditability relates to several other principles such as comparability, accuracy, neutrality, and completeness. Specifically, this principle refers to the ability to demonstrate that the processes underlying report preparation and information in the report itself meet standards for quality, reliability, and other similar expectations.

TRANSPARENCY IN REPORTING IS AN EXERCISE IN ACCOUNTABILITY—THE CLEAR AND OPEN EXPLANATION OF ONE'S ACTIONS TO THOSE WHO HAVE A RIGHT OR REASON TO INQUIRE.

Transparency

Full disclosure of the processes, procedures, and assumptions in report preparation are essential to its credibility.

Transparency is an overarching principle and is the centrepiece of accountability. It requires that, regardless of the format and content of reports, users are fully informed of the processes, procedures, and assumptions embodied in the reported information. For example, a report must include information on the stakeholder engagement processes used in its preparation, data collection methods and related internal auditing, and scientific assumptions underlying the presentation of information. This transparency in reporting is an exercise in accountability—the clear and open explanation of one's actions to those who have a right or reason to inquire.

Transparency is central to any type of reporting or disclosure. In the case of financial reporting, over many decades governments and other organisations have created, and continue to enhance, disclosure rules affecting financial reports to increase the transparency of the reporting process. These generally accepted accounting principles and evolving international accounting standards seek to ensure that investors are given a clear picture of the organisation's financial condition, one that includes all material information and the basis upon which this depiction is developed.

GRI seeks to move reporting on economic, environmental, and social performance in a similar direction by creating a generally accepted framework for economic, environmental, and social performance disclosure. As this framework continues to evolve rapidly, general practices will evolve in parallel, based on best practice, best science, and best appraisal of user needs. In this dynamic environment, it is essential that reporting organisations are transparent regarding the processes, procedures, and assumptions that underlie their reports so that users may both believe and interpret reported information. In this sense, transparency transcends any one principle, but affects all.

Inclusiveness

The reporting organisation should systematically engage its stakeholders to help focus and continually enhance the quality of its reports.

The inclusiveness principle is rooted in the premise that stakeholder views are integral to meaningful reporting and must be incorporated during the process of designing a report. Reporting organisations should seek to engage stakeholders who are both directly and indirectly affected. Aspects of reporting enriched by stakeholder consultation include (but are not limited to) the choice of indicators, the definition of the organisation's reporting boundaries, the format of the report, and the approaches taken to reinforce the credibility of the reported information. Characteristics relevant to designing stakeholder consultation processes include the nature and diversity of products and services, the nature of the reporting organisation's operations and activities, and the geographic range of operations. Stakeholder engagement, like reporting itself, is a dynamic process. Executed properly, it is likely to result in continual learning within and outside the organisation, and to strengthen trust between the reporting organisation and report users. Trust, in turn, fortifies report credibility, itself a key goal of GRI's reporting framework.

The principle of inclusiveness also addresses the diverse needs of stakeholders who use sustainability reports. The range of users of a sustainability report is broader than that of financial reports. Inclusiveness is essential to ensuring that the reporting process and content reflect the needs of these diverse users. Each user group has specific information expectations—at times overlapping with those of other groups, at times distinct. Failure to identify and consult with stakeholders is likely to result in reports that are less relevant to users' needs and thereby less credible to external parties. In contrast, systematic stakeholder engagement enhances receptivity and usefulness across user groups. This engagement may also include soliciting views regarding the utility and credibility of sustainability reports issued by the reporting organisation.

GRI recognises that many reporting organisations have a wide range of potential stakeholders. Any systematic approach to inclusiveness will require an organisation to define an approach for grouping and prioritising stakeholders for purposes of engagement. In the spirit of the inclusiveness and transparency principles, it is important for reporting organisations to clearly and openly explain their approach to defining whom to engage with and how best to engage.

Auditability

Reported data and information should be recorded, compiled, analysed, and disclosed in a way that would enable internal auditors or external assurance providers to attest to its reliability.

The auditability principle refers to the extent to which information management systems and communication practices lend themselves to being examined for accuracy by both internal and external parties. Reports using the *Guidelines* contain data that is both qualitative and quantitative in nature. In designing data collection and information systems, reporting organisations therefore should anticipate that internal auditing and external assurance processes may be used in the future.

In preparing reports, organisations should continually ask the question: Is the response to an information query presented in such a way that an internal or external party in the future could examine its accuracy, completeness, consistency, and reliability? Unverifiable statements or data that affect the broad messages contained in a report using the *Guidelines* may compromise its credibility. In addition to accuracy and reliability, the completeness of information may also affect the ability of an auditor to render an assessment.

The Verification Working Group

In response to user requests, GRI formed a working group in 1999 to explore issues and options for strengthening the credibility of sustainability reports through various assurance mechanisms. The results of these consultations are reflected in the statements in Part A (Credibility of Reports) and in Annex 4 on assurance processes. The working group also has prepared an advisory assurance strategy paper (available on www.globalreporting.org) for consideration by the GRI Board of Directors. Beginning in September 2002, the Board will consider options for how GRI might continue to play a constructive role in advancing the assurance of sustainability reports.

Completeness

All information that is material to users for assessing the reporting organisation's economic, environmental, and social performance should appear in the report in a manner consistent with the declared boundaries, scope, and time period.

This principle refers to accounting for and disclosing, in sufficient detail, all information of significant concern to stakeholders within the declared boundaries (i.e., operational, scope, and temporal) of the report. Defining whether such information meets the test of significance to stakeholders should be based on both stakeholder consultation as well as broad-based societal concerns that may not have surfaced through the stakeholder consultation process. Such broad-based concerns may derive, for example, from national policy and international conventions.

The completeness principle is three-dimensional:

Operational boundary dimension: Reported information should be complete in relation to the operational boundaries of the reporting organisation, in other words, the range of entities for which the reporting organisation gathers data. These boundaries should be selected with consideration of the economic, environmental, and social impacts of the organisation. Such boundaries may be defined based on financial control, legal ownership, business relationships, and other considerations. The boundaries may vary according to the nature of the reported information. In some cases, the most appropriate boundaries for meeting the expectations outlined by other reporting principles may extend beyond traditional financial reporting boundaries.

Defining Boundaries

Defining boundary conditions for reporting on economic, environmental, and social performance is a complex challenge. Complicating factors include the diverse nature of the information and the intimate relationship between the organisation and the larger economic, environmental, and social systems within which it operates. Boundary research is a high priority in GRI's work programme. Discussion papers, exposure drafts and testable protocols will appear during 2002–2003, leading to more systematic and precise treatment of this critical reporting issue.

Scope dimension: Scope is distinct from boundaries in that an organisation could choose extended reporting boundaries (e.g., report data on all the organisations that form the supply chain), but only include a very narrow scope (e.g., only report on human rights performance). In the context of GRI, "scope" refers to aspects such as energy use, health and safety, and other areas for which the *Guidelines* include indicators and queries. Despite the fact that the reporting boundary may be complete, the scope (e.g., human rights aspects only) may not be complete. The process for determining a complete scope may include, for example, the results of lifecycle analysis of products or services and assessment of the full range of direct and indirect social or ecological impacts of the reporting organisation. Some of these same tools may also influence decisions about the other dimensions of completeness discussed here. The report should disclose all relevant information within the context of the scope (i.e., aspects) covered.

Temporal dimension: Reported information should be complete with reference to the time period declared by the reporting organisation. As far as possible, reportable activities, events, and impacts should be presented for the reporting period in which they occur. This may involve reporting on activities that produce minimal short-term impact, but will have a cumulative effect that may become material, unavoidable, or irreversible in the longer term. Such activities might include, for example, the release of certain bioaccumulative or persistent pollutants. Disclosure of the nature and likelihood of such impacts, even if they may only materialise in the future, comports with the goal of providing a balanced and reasonable representation of the organisation's current economic, environmental, and social performance. In making estimates of future impacts (both positive and negative), the reporting organisation should be careful to make well-reasoned estimates that reflect the best understanding of the likely size, nature, and scope of impacts. Although speculative in nature, such estimates can provide useful and relevant information for decision-making as long as the limitations of the estimates are clearly acknowledged.

Information within the organisation often flows from management systems that operate on a regular, short-term cycle, typically one year. However, a single reporting cycle often is too brief to capture many important economic, environmental, and social impacts. This type of performance, by nature, focuses on the long-term, with forward-looking trends at least as important as lagging, or historical, ones. Thus, reporting organisations should strive to gradually align information systems to account for these forward-looking trends in addition to historical trends.

THE SIGNIFICANCE OF INFORMATION CAN BE JUDGED FROM A NUMBER OF PERSPECTIVES; HOWEVER, THE KEY PERSPECTIVE IS THAT OF THE INFORMATION USER.

Relevance

Relevance is the degree of importance assigned to a particular aspect, indicator, or piece of information, and represents the threshold at which information becomes significant enough to be reported.

Relevance in sustainability reporting is driven by the significance attached to a piece of information to inform the user's decision-making processes. Stakeholders use information on economic, environmental, and social performance in a variety of ways, some of which may differ substantially from that of the reporting organisation. The significance of information can be judged from a number of perspectives; however, in any reporting system, the key perspective is that of the information user. The primary purpose of reporting (as opposed to other types of outreach and communication) is to respond to user information needs in a neutral and balanced manner. Reporting must therefore place a strong emphasis on serving users' specific needs.

In considering relevance, it is important to remain sensitive to differences in how users and reporting organisations apply information. Through stakeholder consultation, a reporting organisation can better understand stakeholders' information needs and how best to respond to them. Ideally, reports should contain information that is useful and relevant to both the reporting organisation and the report users. However, in some cases, information may be relevant to the report user, but may not be of the same value to the reporting organisation. It is important to differentiate between situations where reporting expectations differ and those where information is irrelevant.

Sustainability Context

The reporting organisation should seek to place its performance in the larger context of ecological, social, or other limits or constraints, where such context adds significant meaning to the reported information.

Many aspects of sustainability reporting draw significant meaning from the larger context of how performance at the organisational level affects economic, environmental, and social capital formation and depletion at a local, regional, or global level. In such cases, simply reporting on the trend in individual performance (or the efficiency of the organisation) leaves open the question of an organisation's contribution to the total amount of these different types of capital. For some users, placing performance information in the broader biophysical, social, and economic context lies at the heart of sustainability reporting and is one of the key differentiators between this type of reporting and financial reporting. Moreover, while the ability of an organisation to "sustain" itself is obviously important to a range of stakeholders, it is unlikely that any individual organisation will remain in existence indefinitely. This principle emphasises the sustainability of the broader natural and human environment within which organisations operate.

Where relevant and useful, reporting organisations should consider their individual performance in the contexts of economic, environmental, and social sustainability. This will involve discussing the performance of the organisation in the context of the limits and demands placed on economic, environmental, or social resources at a macro-level. This concept is most clearly articulated in the environmental area in terms of global limits on resource use and pollution levels, but also may be relevant to social and economic issues.

THE ACCURACY OF QUALITATIVE INFORMATION IS LARGELY DETERMINED BY THE DEGREE OF CLARITY, DETAIL, AND BALANCE IN PRESENTATION.

The understanding of how best to link organisational performance with macro-level concerns will continue to evolve. GRI recommends that individual reporting organisations explore ways to incorporate these issues directly into their sustainability reports in order to advance both reporting organisations' and users' understanding of these linkages.

Accuracy

The accuracy principle refers to achieving the degree of exactness and low margin of error in reported information necessary for users to make decisions with a high degree of confidence.

Economic, environmental, and social indicators can be expressed in many different ways, ranging from qualitative responses to detailed quantitative measurements. The characteristics that determine accuracy vary according to the nature of the information. For example, the accuracy of qualitative information is largely determined by the degree of clarity, detail, and balance in presentation. The accuracy of quantitative information, on the other hand, may depend on the specific sampling methods used to gather hundreds of data points from multiple operating units. The specific threshold of accuracy that is necessary will depend in part on the intended use of the information. Certain decisions will require higher levels of accuracy in reported information than others.

Application of the accuracy principle requires an appreciation of:

- the intentions and decision-making needs of the users; and
- the different conditions under which information is gathered.

As with other principles, it is important to be transparent in how this principle is applied. Explaining the approaches, methods, and techniques that the reporting organisation uses to achieve satisfactory levels of accuracy will help improve the credibility of the report and the acceptance of the reported information.

Neutrality

Reports should avoid bias in selection and presentation of information and should strive to provide a balanced account of the reporting organisation's performance.

The neutrality principle refers to the fair and factual presentation of the organisation's economic, environmental, and social performance. Embodied in the principle of neutrality is the notion that the core objective behind a reporting organisation's selection and communication of information is to produce an unbiased depiction of its performance. This means presenting an account that includes both favourable and unfavourable results, free from intentional tilt or under- or overstatement of the organisation's performance. The report should focus on neutral sharing of the facts for the users to interpret. Environmental reporting, the precursor to sustainability reporting, has demonstrated this type of gradual evolution from anecdotal and selective disclosure toward a more neutral, factual presentation of data. While reporting practices still vary significantly among reporting organisations, many have recognised that achieving and maintaining credibility among users hinges on the commitment of the reporting organisation to a neutral and fair depiction.

THE CORE OBJECTIVE BEHIND A REPORTING ORGANISATION'S SELECTION AND COMMUNICATION OF INFORMATION IS TO PRODUCE AN UNBIASED DEPICTION OF ITS PERFORMANCE.

Under the neutrality principle, the *overall* report content must present an unbiased picture of the reporting organisation's performance, avoiding selections, omissions, or presentation formats that are intended to influence a decision or judgement by the user. Where the reporting organisation wishes to present its perspective on an aspect of performance, it should be clear to the reader that such information is separate and distinct from GRI's reporting elements. In the same way that annual financial reports typically contain interpretive material in the front end and financial statements in the back, so too should GRI-based reports strive for a clear distinction between the reporting organisation's interpretation of information and factual presentation.

Comparability

The reporting organisation should maintain consistency in the boundary and scope of its reports, disclose any changes, and re-state previously reported information.

This principle refers to ensuring that reports on economic, environmental, and social performance support comparison against the organisation's earlier performance as well as against the performance of other organisations. This allows internal and external parties to benchmark performance and assess progress as part of supporting rating activities, investment decisions, advocacy programmes and other activities. Comparability and associated demands for consistency are a pre-requisite to informed decision-making by users.

When changes in boundary, scope, and content of reporting occur (including in the design and use of indicators), reporting organisations should, to the maximum extent practicable, re-state current accounts to ensure that time series information and cross-organisational comparisons are both reliable and meaningful. Where such re-statements are not provided, the reporting organisation should disclose such circumstances, explain the reasons, and discuss implications for interpreting current accounts.

Clarity

The reporting organisation should remain cognizant of the diverse needs and backgrounds of its stakeholder groups and should make information available in a manner that is responsive to the maximum number of users while still maintaining a suitable level of detail.

NOT ALL USER GROUPS WILL BRING THE SAME LEVEL OF EXPERIENCE TO THE READING OF THE REPORT.

The clarity principle considers the extent to which information is understandable and usable by diverse user groups. In financial reporting, there is an unspoken assumption concerning the general level of background knowledge and experience of the assumed "primary" user group, namely, investors. No such "primary" user group exists for GRI at this juncture. In fact, it may never exist owing to the diversity of user groups that are consumers of economic, environmental, and social performance information. In using the GRI *Guidelines*, it is reasonable to assume that all users have a working knowledge of at least a portion of the economic, environmental, and social issues faced by the reporting organisation. However, not all user groups will bring the same level of experience—or even the same language—to the reading of the report. Thus, reporting organisations, through assessing stakeholder capabilities, should design reports that respond to the maximum number of users without sacrificing important details of interest to a subset of user groups. Technical and scientific terms should be explained within the report, and clear, suitable graphics should be used where appropriate. Providing information that is not understandable to stakeholders does not contribute to successful engagement. Clarity is therefore an essential characteristic of any reporting effort.

Timeliness

Reports should provide information on a regular schedule that meets user needs and comports with the nature of the information itself.

The usefulness of information on economic, environmental, and social performance is closely tied to its timely availability to user groups. Timeliness ensures maximum uptake and utility of the information, enabling users to effectively integrate it into their decision-making. As with financial disclosures, reporting on economic, environmental, and social performance is most valuable when users can expect a predictable schedule of disclosures. Special updates can be issued if and when unexpected developments of material interest to users occur.

Reporting organisations should structure disclosures to accord with the nature of the information. Certain environmental information, for example, may be most useful on a quarterly, monthly or continuous ("real time") basis, while other environmental information is most suitable for an annual report. Similarly, reporting on economic performance may parallel financial reporting: annual disclosures can summarise economic performance during the prior 12 months, while quarterly updates can be issued in parallel with quarterly earnings reports to investors. With the menu of new communications technologies available to reporting organisations, adjusting the timing of disclosures to reflect the varying nature of an organisation's impacts is now more feasible than ever before. However, the degree to which any technology approach can be applied depends on stakeholders having access to the necessary technology.

Although a regular flow of information is desirable for meeting certain needs, reporting organisations should commit to a single point in time to provide a consolidated accounting of their economic, environmental, and social performance. This is necessary to meet the fundamental objective of comparability across organisations. As an example, a yearly consolidated report released on a predictable schedule, accompanied by interim updates using electronic media, represents a standard structure that is consistent with the principle of timeliness



PART C:

REPORT CONTENT


C

General Notes

1. *Boundaries:* Organisations using the *Guidelines* may have complex internal structures, multiple subsidiaries, joint ventures, and/or foreign operations. Particular care should be taken to match the scope of the report with the economic, environmental, and social "footprint" of the organisation (i.e., the full extent of its economic, environmental, and social impacts). Any differences should be explained.

2. *Use of technical protocols:* In reporting on indicators contained within the *Guidelines*, reporters should use GRI technical protocols whenever available. Drafting of protocols for a limited number of GRI indicators began in 2002, and drafts in progress can be found on the GRI website (www.globalreporting.org). GRI recognises the need for continued development of protocols, and the current set represents the first of many that will follow in coming years. If, for any reason, a reporting organisation does not use an existing GRI protocol, it should clearly describe the measurement rules and methodologies used for data compilation. For situations where a formal GRI protocol is not yet available, reporting organisations should use their professional judgement, drawing on international standards and conventions wherever possible.

3. *Metrics:* Reported data should be presented using generally accepted international metrics (e.g., kilograms, tonnes, litres), calculated using standard conversion factors. When other metrics are used, reports should provide conversion information to enable international users to make conversions.

4. *Time frames and targets:* Wherever possible, reports should present information for all performance indicators in a manner that enables users to understand current and future trends. At a minimum, reporting organisations should present data for the current reporting period (e.g., one year) and at least two previous periods, as well as future targets where they have been established. This information provides essential context for understanding the significance of a given piece of information. Comparisons with industry averages, where available, can also provide useful context.

5. *Absolute/normalised data:* As a general principle, reporting organisations should present indicator data in absolute terms and use ratios or normalised data as complementary information. Providing only normalised data may mask absolute figures, which is the information of primary interest to some stakeholders. However, if absolute data are provided, users will be able to compile their own normalised analysis using information from Section 2 of Part C (Profile). Nevertheless, GRI does recognise the utility of data presented as ratios. Ratio data may be useful in conjunction with absolute data for communicating performance trends or articulating performance across two or more linked dimensions of sustainability. When ratios are included, organisations are asked to make use of normalising factors from within the report, and from Section 2 of Part C, if appropriate. See Annex 5 for more information on ratios.

6. *Data consolidation and disaggregation:* Reporting organisations will need to determine the appropriate level of consolidation (aggregation) of indicator data. For example, indicators could be presented in terms of the performance of the organisation worldwide or broken down by subsidiaries, countries of operation, or even individual facilities. This decision requires balancing the reporting burden against the potential additional value of data reported on a disaggregated (e.g., country or site) basis. Consolidation of information can result in loss of a significant amount of value to users, and also risks masking particularly strong or poor performance in specific areas of operation. In general, reporting organisations should disaggregate information to an appropriate and useful level as determined through consultation with stakeholders. The appropriate level of consolidation/disaggregation may vary by indicator.

7. *Graphics:* The use of graphics can enhance the quality of a report. However, care should be taken to ensure that graphics do not inadvertently lead readers to incorrect interpretations of data and results. Care is needed in the selection of axes, scales, and data (including conversion of raw data to ratios and indices for graphic purposes), and the use of colour and different types of graphs and charts. Graphics should be a supplement to—not a substitute for—text and narrative disclosure of information. In general, raw data should accompany graphical presentations, either alongside or in appendices. Graphs should always clearly indicate the source of their data.

8. *Executive summary:* GRI encourages the inclusion of an executive summary. In keeping with the reporting principles in Part B, the summary should draw only on material from within the report and be materially consistent with the content of the report.

Overview of Part C

Part C of the *Guidelines* specifies the content of a GRI-based report. The report content is organised in what GRI considers a logical order, and reporting organisations are encouraged to follow this structure in writing their reports. See General Notes and Part A for further guidance on report structure. Questions regarding other issues related to application of the *Guidelines* are also addressed in Part A. Please note that Part C is best read in conjunction with Part B.

Part C of the *Guidelines* comprises five sections

1. ***Vision and Strategy*** – description of the reporting organisation's strategy with regard to sustainability, including a statement from the CEO.
2. ***Profile*** – overview of the reporting organisation's structure and operations and of the scope of the report.
3. ***Governance Structure and Management Systems*** – description of organisational structure, policies, and management systems, including stakeholder engagement efforts.
4. ***GRI Content Index*** – a table supplied by the reporting organisation identifying where the information listed in Part C of the *Guidelines* is located within the organisation's report.
5. ***Performance Indicators*** – measures of the impact or effect of the reporting organisation divided into integrated, economic, environmental, and social performance indicators.

Part C only covers basic report content as defined by GRI. As noted in Part A, reporting organisations might also have additional sector-specific or organisation-specific information to include in their reports. Organisations that wish to report "in accordance" with the *Guidelines* must meet the five conditions described in Part A on page 13.

Major Changes Since June 2000

Since the release of the June 2000 edition of the *Guidelines*, GRI has made a number of major changes to the content of a GRI-based report:

- Following a two-year consultative period, the performance indicators have been substantially revised. The most significant changes are found in the economic and social sections. Aspects and indicators have been reorganised, and new indicators appear. For details on the consultative process, please visit the Global Reporting Initiative website (www.globalreporting.org) to view the Final Report of the Measurement Working Group.
- The requirement for an Executive Summary section has been removed; however, GRI still encourages reporting organisations to include a summary.
- The Vision and Strategy section has been revised to include the CEO statement.
- The 2002 *Guidelines* have new content on governance to describe the significance of economic, environmental, and social issues in top-level decision-making processes.
- Reporting organisations using the GRI *Guidelines* are now expected to include a Content Index within their report, identifying the location of GRI performance indicators and other elements.
- The distinction between "generally applicable" and "organisation-specific" environmental indicators has evolved into the classifications of "core" and "additional." All indicators (not just environmental) are now classified either as "core" or "additional." Core indicators are those relevant to most reporting organisations and of interest to most stakeholders. Additional indicators are viewed as those that have one or more of the following attributes: 1) represent leading practice in economic, environmental, or social measurement aspects, though currently used by few reporting organisations; 2) provide information of interest to stakeholders who are particularly important to the reporting entity; and 3) are deemed worthy of further testing for possible consideration as future core indicators.

- GRI indicators have been revised to better align with major international agreements, including conventions on the environment, labour, and human rights.
- The Performance Indicators sections are now presented in alphabetical order: economic, environmental, social.

Indicators in the GRI Framework

GRI structures performance indicators according to a hierarchy of category, aspect, and indicator. The definitions used by GRI within this hierarchy are aligned with international standards, but adapted to the GRI framework. Indicators are grouped in terms of the three dimensions of the conventional definition of sustainability—economic, environmental, and social. Annex 5 contains further information on GRI's approach to indicators.

In the 2002 *Guidelines*, the hierarchy is structured as follows:

	CATEGORY	ASPECT
ECONOMIC	Direct Economic Impacts	Customers Suppliers Employees Providers of capital Public sector
ENVIRONMENTAL	Environmental	Materials Energy Water Biodiversity Emissions, effluents, and waste Suppliers Products and services Compliance Transport Overall
SOCIAL	Labour Practices and Decent Work	Employment Labour/management relations Health and safety Training and education Diversity and opportunity
SOCIAL	Human Rights	Strategy and management Non-discrimination Freedom of association and collective bargaining Child labour Forced and compulsory labour Disciplinary practices Security practices Indigenous rights
SOCIAL	Society	Community Bribery and corruption Political contributions Competition and pricing
SOCIAL	Product Responsibility	Customer health and safety Products and services Advertising Respect for privacy

An introduction to each set of indicators in Section 5 of Part C briefly describes the reasoning that led to the specific organisation of aspects and indicators in the 2002 *Guidelines*.

Note that within the context of GRI, performance indicators can be either quantitative or qualitative. While quantitative or numerical measures offer many advantages, they may prove unreliable, incomplete, or ambiguous for measuring performance on certain issues. GRI considers qualitative indicators, those indicators requiring textual response, to be complementary and essential to presenting a complete picture of an organisation's economic, environmental, and social performance.

Qualitative measures may be most appropriate when dealing with highly complex economic or social systems in which it is not possible to identify quantitative measures that capture the organisation's contribution—positive or negative—to economic, environmental, or social conditions. Qualitative approaches also may be most appropriate for measurements of impacts to which the organisation is one of many contributors. Wherever possible, qualitative performance indicators have been worded to encourage a response that can be expressed along a scale as opposed to a general descriptive statement (see Annex 5). This, in turn, facilitates comparisons across reporting organisations.

GRI Report Content

The following five sections contain the reporting elements and performance indicators for the 2002 GRI *Guidelines*. Reporting elements are numbered (e.g., 1.1, 2.10) and performance indicators are contained in tables in Section 5. The elements and indicators are listed in bold type. Some are supported by additional guidance or explanation in standard type.

1 Vision and Strategy

This section encompasses a statement of the reporting organisation's sustainability vision and strategy, as well as a statement from the CEO.

1.1 Statement of the organisation's vision and strategy regarding its contribution to sustainable development.

Present overall vision of the reporting organisation for its future, particularly with regard to managing the challenges associated with economic, environmental, and social performance. This should answer, at a minimum, the following questions:

- What are the main issues for the organisation related to the major themes of sustainable development?
- How are stakeholders included in identifying these issues?
- For each issue, which stakeholders are most affected by the organisation?
- How are these issues reflected in the organisation's values and integrated into its business strategies?
- What are the organisation's objectives and actions on these issues?

Reporting organisations should use maximum flexibility and creativity in preparing this section. The reporting organisation's major direct and indirect economic, environmental, and social issues and impacts (both positive and negative) should inform the discussion. Reporting organisations are encouraged to draw directly from indicators and information presented elsewhere in the report. They should include in their discussion any major opportunities, challenges, or obstacles to moving toward improved economic, environmental, and social performance. International organisations are also encouraged to explicitly discuss how their economic, environmental, and social concerns relate to and are impacted by their strategies for emerging markets.

1.2 Statement from the CEO (or equivalent senior manager) describing key elements of the report.

A statement from the reporting organisation's CEO (or equivalent senior manager if other title is used) sets the tone of the report and establishes credibility with internal and external users. GRI does not specify the content of the CEO statement; however, it believes such statements are most valuable when they explicitly refer to the organisation's commitment to sustainability and to key elements of the report. Recommended elements of a CEO statement include the following:

- highlights of report content and commitment to targets;
- description of the commitment to economic, environmental, and social goals by the organisation's leadership;
- statement of successes and failures;
- performance against benchmarks such as the previous year's performance and targets and industry sector norms;
- the organisation's approach to stakeholder engagement; and

- major challenges for the organisation and its business sector in integrating responsibilities for financial performance with those for economic, environmental, and social performance, including the implications for future business strategy.

The CEO statement may be combined with the statement of vision and strategy.

2 PROFILE

This section provides an overview of the reporting organisation and describes the scope of the report. Thus, it provides readers with a context for understanding and evaluating information in the rest of the report. The section also includes organisational contact information.

Organisational Profile

Reporting organisations should provide the information listed below. In addition, they are encouraged to include any additional information that is needed for a full picture of the organisation's operations, products, and services.

2.1 Name of reporting organisation.

2.2 Major products and/or services, including brands if appropriate.

The reporting organisation should also indicate the nature of its role in providing these products and services, and the degree to which the organisation relies on outsourcing.

2.3 Operational structure of the organisation.

2.4 Description of major divisions, operating companies, subsidiaries, and joint ventures.

2.5 Countries in which the organisation's operations are located.

2.6 Nature of ownership; legal form.

2.7 Nature of markets served.

2.8 Scale of the reporting organisation:

- number of employees;
- products produced/services offered (quantity or volume);
- net sales; and
- total capitalisation broken down in terms of debt and equity.

In addition to the above, reporting organisations are encouraged to provide additional information, such as:

- value added;
- total assets; and
- breakdowns of any or all of the following:
  - sales/revenues by countries/regions that make up 5 percent or more of total revenues;
  - major products and/or identified services;
  - costs by country/region; and
  - employees by country/region.

In preparing the profile information, organisations should consider the need to provide information beyond that on direct employees and financial data. For example, some organisations with few direct employees will have many indirect employees. This could include the employees of subcontractors, franchisees, joint ventures, and companies entirely dependent on or answerable to the reporting organisation. The extent of these relationships may interest stakeholders as much or more than information on direct employees. The reporting organisation should consider adding such information to its profile where relevant.

Reporting organisations should choose the set of measures best suited to the nature of their operations and stakeholders' needs. Measures should include those that can be used specifically to create ratios using the absolute figures provided in other sections of the report (See Annex 5 for information on ratios). All information should cover that portion of the organisation that is covered by the report.

2.9 List of stakeholders, key attributes of each, and relationship to the reporting organisation.

Stakeholders typically include the following groups (examples of attributes are shown in parentheses):

- communities (locations, nature of interest);
- customers (retail, wholesale, businesses, governments);
- shareholders and providers of capital (stock exchange listings);
- suppliers (products/services provided, local/national/international operations);
- trade unions (relation to workforce and reporting organisation);
- workforce, direct and indirect (size, diversity, relationship to the reporting organisation); and
- other stakeholders (business partners, local authorities, NGOs).

Report Scope

2.10 Contact person(s) for the report, including e-mail and web addresses.

2.11 Reporting period (e.g., fiscal/calendar year) for information provided.

2.12 Date of most recent previous report (if any).

2.13 Boundaries of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope.

If reporting boundaries do not match the full range of economic, environmental, and social impacts of the organisation, state the strategy and projected timeline for providing complete coverage.

2.14 Significant changes in size, structure, ownership, or products/services that have occurred since the previous report.

2.15 Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations.

2.16 Explanation of the nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g., mergers/acquisitions, change of base years/periods, nature of business, measurement methods).

Report Profile

2.17 Decisions not to apply GRI principles or protocols in the preparation of the report.

2.18 Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.

2.19 Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information.

2.20 Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability report.

This includes internal management systems, processes, and audits that management relies on to ensure that reported data are reliable and complete with regard to the scope of the report.

2.21 Policy and current practice with regard to providing independent assurance for the full report.

2.22 Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including facility-specific information (if available).

3 Governance Structure and Management Systems

This section provides an overview of the governance structure, overarching policies, and management systems in place to implement the reporting organisation's vision for sustainable development and to manage its performance. In contrast, Section 5 (Performance Indicators) addresses the results and breadth of the organisation's activities. Discussion of stakeholder engagement forms a key part of any description of governance structures and management systems.

Some of the information listed in this section may overlap with information in other publications from the organisation. GRI is sensitive to the need to avoid unnecessary duplication of effort. However, for the sake of ensuring full and complete contextual information for users of sustainability reports, it is important to cover the items listed below in combination with other information on the organisation's economic, environmental, and social performance. Organisations may wish to cross-reference between different documents, but this should not be done at the expense of excluding necessary information in a sustainability report.

Structure and Governance

3.1 Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation.

Describe the scope of responsibility of any major committees and indicate any direct responsibility for economic, social, and environmental performance.

3.2 Percentage of the board of directors that are independent, non-executive directors.

State how the board determines "independence".

3.3 Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities.

3.4 Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.

3.5 Linkage between executive compensation and achievement of the organisation's financial and non-financial goals (e.g., environmental performance, labour practices).

3.6 Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies.

Include identification of the highest level of management below the board level directly responsible for setting and implementing environmental and social policies, as well as general organisational structure below the board level.

3.7 Mission and values statements, internally developed codes of conduct or principles, and polices relevant to economic, environmental, and social performance and the status of implementation.

Describe the status of implementation in terms of degree to which the code is applied across the organisation in different regions and departments/units. "Policies" refers to those that apply to the organisation as a whole, but may not necessarily provide substantial detail on the specific aspects listed under the performance indicators in Part C, Section 5 of the *Guidelines*.

3.8 Mechanisms for shareholders to provide recommendations or direction to the board of directors.

Include reference to any policies or processes regarding the use of shareholder resolutions or other mechanisms for enabling minority shareholders to express opinions to management.

Stakeholder Engagement

Stakeholder engagement activities should reflect the organisation's stakeholders as identified in the Profile section.

3.9 Basis for identification and selection of major stakeholders.

This includes the processes for defining an organisation's stakeholders and for determining which groups to engage.

3.10 Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group.

This could include surveys, focus groups, community panels, corporate advisory panels, written communication, management/union structures, and other vehicles.

3.11 Type of information generated by stakeholder consultations.

Include a list of key issues and concerns raised by stakeholders and identify any indicators specifically developed as a result of stakeholder consultation.

3.12 Use of information resulting from stakeholder engagements.

For example, this could include selecting performance benchmarks or influencing specific decisions on policy or operations.

Overarching Policies and Management Systems

GRI has included policy indicators in both Section 3 (Governance Structure and Management Systems) and Section 5 (Performance Indicators), using the general principle of grouping information items closest to the most relevant aspect. The broader, overarching policies are most directly related to the governance structure and management systems section of the report. The most detailed level of policy (e.g., policies on child labour) may be captured in the performance indicator section of the report. Where the reporting organisation perceives an overlap in the GRI framework, it should choose the most appropriate location in its report for the information.

3.13 Explanation of whether and how the precautionary approach or principle is addressed by the organisation.

This could include an example that illustrates the organisation's approach to risk management in the operational planning or the development and introduction of new products. For reference, see the glossary for text of Article 15 of the Rio Principles on the precautionary approach.

3.14 Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses.

Include date of adoption and countries/operations where applied.

3.15 Principal memberships in industry and business associations, and/or national/international advocacy organisations.

3.16 Policies and/or systems for managing upstream and downstream impacts, including:

- supply chain management as it pertains to outsourcing and supplier environmental and social performance; and
- product and service stewardship initiatives.

Stewardship initiatives include efforts to improve product design to minimise negative impacts associated with manufacturing, use, and final disposal.

3.17 Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities.

See below (under Economic Performance Indicators) for a discussion of indirect economic impacts.

3.18 Major decisions during the reporting period regarding the location of, or changes in, operations.

Explain major decisions such as facility or plant openings, closings, expansions, and contractions.

3.19 Programmes and procedures pertaining to economic, environmental, and social performance. Include discussion of:

- priority and target setting;
- major programmes to improve performance;
- internal communication and training;
- performance monitoring;
- internal and external auditing; and
- senior management review.

3.20 Status of certification pertaining to economic, environmental, and social management systems.

Include adherence to environmental management standards, labour, or social accountability management systems, or other management systems for which formal certification is available.

4 GRI Content Index

4.1 A table identifying location of each element of the GRI Report Content, by section and indicator.

The purpose of this section is to enable report users to quickly assess the degree to which the reporting organisation has included the information and indicators contained in the GRI *Guidelines*. Specifically, the reporter should identify the location of the following GRI elements:

- *Vision and Strategy:* 1.1 and 1.2
- *Profile:* 2.1 to 2.22
- *Governance Structure and Management Systems:* 3.1 to 3.20
- *Performance Indicators:* all core performance indicators and identification of the location of explanations for any omissions
- Any of the additional indicators from Section 5 of Part C that the reporter chooses to include in the report

5 Performance Indicators

This section lists the core and additional performance indicators for GRI-based reports. Reporting organisations that wish to report in accordance with the *Guidelines* should read Part A concerning the requirements for in accordance reporting.

The performance indicators are grouped under three sections covering the economic, environmental, and social dimensions of sustainability. This grouping is based on the conventional model of sustainable development and is intended to aid users of the *Guidelines*. However, limiting performance indicators to these three categories may not fully capture the performance of an organisation for a number of reasons. For example:

- changes in one aspect of economic, environmental, or social performance often result in changes to other aspects of sustainability;
- sustainability strategies often use one area of sustainability as a reference point when defining goals for another area; and
- advancing sustainable development requires coordinated movement across a set of performance measurements, rather than random improvement within the full range of measurements.

Therefore, in addition to the economic, environmental, and social dimensions, a fourth dimension of information is necessary: *integrated performance.*

Integrated indicators are considered first in this section. Following this are the core and additional indicators related to economic, environmental, and social performance.

Integrated Indicators

Given the unique relationship of each organisation to the economic, environmental, and social systems within which it operates, GRI has not identified a standardised set of integrated performance indicators. However, GRI encourages reporting organisations to consult with stakeholders and develop an appropriate shortlist of integrated performance indicators to include in their reports.

Integrated measures are generally of two types:

1. Systemic indicators; and
2. Cross-cutting indicators.

Systemic indicators relate the activity of an organisation to the larger economic, environmental, and social systems of which it is a part. For example, an organisation could describe its performance relative to an overall system or a benchmark, such as a percentage of the total workplace accidents found in the sector within a given country. Similarly, an organisation could present its net job creation as a proportion of the total number of jobs created in a region.

SYSTEMIC INDICATORS PROVIDE AN UNDERSTANDING OF THE DEGREE TO WHICH THE ORGANISATION'S PERFORMANCE MAY INFLUENCE THE PERFORMANCE OF A LARGER ECONOMIC, ENVIRONMENTAL, OR SOCIAL SYSTEM.

Absolute systemic indicators describe an organisation's performance in relation to the limit or capacity of the system of which it is a part. An example would be the amount of air pollutants of a given type released as a proportion of the total amount allowable in a region as defined by a public authority.

In general, systemic indicators provide an understanding of the degree to which the organisation's performance may influence the performance of a larger system. These types of measures are most useful for organisations that operate within a relatively narrowly defined geographic area.

Cross-cutting indicators directly relate two or more dimensions of economic, environmental, and social performance as a ratio. Eco-efficiency measures (e.g., the amount of emissions per unit of output or per monetary unit of turnover) are the best-known examples (further guidance on ratio indicators can be found in Annex 5). Many organisations have proposed standardised sets of environmental efficiency indicators that measure various types of resource use or pollution emissions against an economic or productivity measure. Cross-cutting indicators effectively demonstrate the size of the positive or negative impact for each incremental change in another value.

In developing and reporting cross-cutting indicators, care should be taken to:

- draw, where possible, on information already reported under these *Guidelines*;
- ensure that the indicators use ratios derived from normalised measures and, when possible, from internationally accepted metrics; and
- supplement, not replace, non-ratio indicators.

ECONOMIC PERFORMANCE INDICATORS

The economic dimension of sustainability concerns an organisation's impacts on the economic circumstances of its stakeholders and on economic systems at the local, national and global levels. Economic impacts can be divided into:

- direct impacts; and
- indirect impacts.

These impacts can be positive or negative. Broadly speaking, economic performance encompasses all aspects of the organisation's economic interactions, including the traditional measures used in financial accounting, as well as intangible assets that do not systematically appear in financial statements. However, economic indicators as articulated in the *Guidelines* have a scope and purpose that extends beyond that of traditional financial indicators.

Economic indicators as articulated in the Guidelines *have a scope and purpose that extends beyond that of traditional financial indicators.*

Financial indicators focus primarily on the profitability of an organisation for the purpose of informing its management and shareholders. By contrast, economic indicators in the sustainability reporting context focus more on the manner in which an organisation affects the stakeholders with whom it has direct and indirect economic interactions. Therefore, the focus of economic performance measurement is on how the economic status of the stakeholder changes as a consequence of the organisation's activities, rather than on changes in the financial condition of the organisation itself. In some cases, existing financial indicators can directly inform these assessments. However, in other cases, different measures may be necessary, including the re-casting of traditional financial information to emphasise the impact on the stakeholder. In this context, shareholders are considered one among several stakeholder groups.

While financial performance indicators are well developed, indicators of organisation-level economic performance as described in the previous paragraph are still evolving. The indicators in this section are the result of a consultation process that began after the release of the June 2000 *Guidelines* and represent a new approach to reporting on economic impacts. This framework will continue to evolve in future versions of the GRI *Guidelines* as application and learning continue. Such evolution will include an understanding of how economic impacts are linked to the intangible assets of the organisation.

Direct Impacts

The economic indicators on direct impacts are designed to:

- measure the monetary flows between the organisation and its key stakeholders; and
- indicate how the organisation affects the economic circumstances of those stakeholders.

The aspects for this section are organised around stakeholder groups. Each aspect includes a monetary flow indicator, which provides an indication of the scale of the relationship between reporting organisation and stakeholder. Most monetary flow indicators are paired with one or more other indicators that provide insight into the nature of the performance and impact on the stakeholder's economic capacity.

For example, under suppliers, the monetary flow indicator associated with "cost of all goods, materials, and services purchased" provides information on the scale of flows between the reporting organisation and its suppliers. The performance indicator describes one facet of the economic relationship between the suppliers and the reporting organisation.

Indirect Impacts

The total economic impact of an organisation includes indirect impacts stemming from externalities that create impacts on communities, broadly defined. Externalities are those costs or benefits arising from a transaction that are not fully reflected in the monetary amount of the transaction. A community can be considered as anything from a neighbourhood, to a country, or even a community of interest such as a minority group within a society. Although often complex, indirect impacts are measurable. However, given the diversity of situations facing reporting organisations, GRI has not at this point identified a single, generic set of such indicators. Thus, each organisation should select performance indicators based on its own analysis of the issues. Information on the reporting organisation's overall approach to identifying and managing indirect impacts is covered under item 3.17 in the Governance Structure and Management Systems section.

Examples of externalities might include:

- innovation measured through patents and partnerships;
- economic effects (positive or negative) of changes in location or operations; or
- the contribution of a sector to Gross Domestic Product or national competitiveness.

Examples of community impacts might include:

- community dependency on the organisation's activities;
- ability of the organisation to attract further investment into an area; or
- the location of suppliers.

Further discussion of indirect economic impacts is available through discussion papers prepared by the Economics Subgroup of the Measurement Working Group. These can be found on the GRI website.

Economic Performance Indicators

Core Indicators	Additional Indicators
DIRECT ECONOMIC IMPACTS	
Customers	
Monetary flow indicator: **EC1. Net sales.** As listed in the profile section under 2.8.	
EC2. Geographic breakdown of markets. For each product or product range, disclose national market share by country where this is 25% or more. Disclose market share and sales for each country where national sales represent 5% or more of GDP.	
Suppliers	
Monetary flow indicator: **EC3. Cost of all goods, materials, and services purchased.**	**EC11. Supplier breakdown by organisation and country.** List all suppliers from which purchases in the reporting period represent 10% or more of total purchases in that period. Also identify all countries where total purchasing represents 5% or more of GDP.
EC4. Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements. Terms may include conditions such as scheduling of payments, form of payment, or other conditions. This indicator is the percent of contracts that were paid according to terms, regardless of the details of the terms.	
Employees	
Monetary flow indicator: **EC5. Total payroll and benefits (including wages, pension, other benefits, and redundancy payments) broken down by country or region.** This remuneration should refer to current payments and not include future commitments. (Note: Indicator LA9 on training also offers information on one aspect of the organisation's investment in human capital.)	

Economic Performance Indicators (continued)

Core Indicators	Additional Indicators
Providers of Capital	
Monetary flow indicator: **EC6. Distributions to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed.** This includes all forms of debt and borrowings, not only long-term debt.	
EC7. Increase/decrease in retained earnings at end of period. (Note: the information contained in the profile section (2.1–2.8) enables calculation of several measures, including ROACE (Return On Average Capital Employed)).	
Public Sector	
Monetary flow indicators: **EC8. Total sum of taxes of all types paid broken down by country.**	**EC12. Total spent on non-core business infrastructure development.** This is infrastructure built outside the main business activities of the reporting entity such as a school, or hospital for employees and their families.
EC9. Subsidies received broken down by country or region. This refers to grants, tax relief, and other types of financial benefits that do not represent a transaction of goods and services. Explain definitions used for types of groups.	
EC10. Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group.	
INDIRECT ECONOMIC IMPACTS	
	EC13. The organisation's indirect economic impacts. Identify major externalities associated with the reporting organisation's products and services.

ENVIRONMENTAL PERFORMANCE INDICATORS

The environmental dimension of sustainability concerns an organisation's impacts on living and non-living natural systems, including ecosystems, land, air and water. The environmental dimension of sustainability has achieved the highest level of consensus among the three dimensions of sustainability reporting.

It is particularly important to provide environmental performance information in terms of both absolute figures and normalised measures (e.g., resource use per unit of output). Both measures reflect important, but distinct, aspects of sustainability. Absolute figures provide a sense of scale or magnitude of the use or impact, which allows the user to consider performance in the context of larger systems. Normalised figures illustrate the organisation's efficiency and support comparison between organisations of different sizes. In general, stakeholders should be able to calculate normalised figures using data from the report profile (e.g., net sales) and absolute figures reported in the environmental performance section. However, GRI asks the reporting organisation to provide both normalised and absolute figures.

In reporting on environmental indicators, reporting organisations are also encouraged to keep in mind the principle of sustainability context. With respect to the environmental measures in the report, organisations are encouraged to relate their individual performance to the broader ecological systems within which they operate. For example, organisations could seek to report their pollution output in terms of the ability of the environment (local, regional, or global) to absorb the pollutants.

Environmental Performance Indicators

Core Indicators	Additional Indicators
Materials	
EN1. Total materials use other than water, by type. Provide definitions used for types of materials. Report in tonnes, kilograms, or volume.	
EN2. Percentage of materials used that are wastes (processed or unprocessed) from sources external to the reporting organisation. Refers to both post-consumer recycled material and waste from industrial sources. Report in tonnes, kilograms, or volume.	
Energy[4]	
EN3. Direct energy use segmented by primary source. Report on all energy sources used by the reporting organisation for its own operations as well as for the production and delivery of energy products (e.g., electricity or heat) to other organisations. Report in joules.	**EN17. Initiatives to use renewable energy sources and to increase energy efficiency.**
EN4. Indirect energy use. Report on all energy used to produce and deliver energy products purchased by the reporting organisation (e.g., electricity or heat). Report in joules.	**EN18. Energy consumption footprint (i.e., annualised lifetime energy requirements) of major products.** Report in joules.
	EN19. Other indirect (upstream/downstream) energy use and implications, such as organisational travel, product lifecycle management, and use of energy-intensive materials.
Water[4]	
EN5. Total water use.	**EN20. Water sources and related ecosystems/habitats significantly affected by use of water.** Include Ramsar-listed wetlands and the overall contribution to resulting environmental trends.
	EN21. Annual withdrawals of ground and surface water as a percent of annual renewable quantity of water available from the sources. Breakdown by region.
	EN22. Total recycling and reuse of water. Include wastewater and other used water (e.g., cooling water).
Biodiversity	
EN6. Location and size of land owned, leased, or managed in biodiversity-rich habitats. Further guidance on biodiversity-rich habitats may be found at www.globalreporting.org (forthcoming).	**EN23. Total amount of land owned, leased, or managed for production activities or extractive use.**
EN7. Description of the major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater, and marine environments.	**EN24. Amount of impermeable surface as a percentage of land purchased or leased.**
	EN25. Impacts of activities and operations on protected and sensitive areas. (e.g., IUCN protected area categories 1–4, world heritage sites, and biosphere reserves).
	EN26. Changes to natural habitats resulting from activities and operations and percentage of habitat protected or restored. Identify type of habitat affected and its status.

4. A draft protocol is currently under development for these indicators. Please see www.globalreporting.org for further details.

Environmental Performance Indicators (continued)

Core Indicators	Additional Indicators

Biodiversity (continued)

Additional Indicators

EN27. Objectives, programmes, and targets for protecting and restoring native ecosystems and species in degraded areas.

EN28. Number of IUCN Red List species with habitats in areas affected by operations.

EN29. Business units currently operating or planning operations in or around protected or sensitive areas.

Emissions, Effluents, and Waste

Core Indicators

EN8. Greenhouse gas emissions.
(CO_2, CH_4, N_2O, HFCs, PFCs, SF_6). Report separate subtotals for each gas in tonnes and in tonnes of CO_2 equivalent for the following:
- direct emissions from sources owned or controlled by the reporting entity
- indirect emissions from imported electricity heat or steam

See WRI-WBCSD Greenhouse Gas Protocol.

EN9. Use and emissions of ozone-depleting substances.
Report each figure separately in accordance with Montreal Protocol Annexes A, B, C, and E in tonnes of CFC-11 equivalents (ozone-depleting potential).

EN10. NOx, SOx, and other significant air emissions by type.
Include emissions of substances regulated under:
- local laws and regulations
- Stockholm POPs Convention (Annex A, B, and C) – persistent organic pollutants
- Rotterdam Convention on Prior Informed Consent (PIC)
- Helsinki, Sofia, and Geneva Protocols to the Convention on Long-Range Trans-boundary Air Pollution

EN11. Total amount of waste by type and destination.
"Destination" refers to the method by which waste is treated, including composting, reuse, recycling, recovery, incineration, or landfilling. Explain type of classification method and estimation method.

EN12. Significant discharges to water by type.
See GRI Water Protocol.

EN13. Significant spills of chemicals, oils, and fuels in terms of total number and total volume.
Significance is defined in terms of both the size of the spill and impact on the surrounding environment.

Additional Indicators

EN30. Other relevant indirect greenhouse gas emissions.
(CO_2, CH_4, N_2O, HFCs, PFCs, SF_6). Refers to emissions that are a consequence of the activities of the reporting entity, but occur from sources owned or controlled by another entity. Report in tonnes of gas and tonnes of CO_2 equivalent. See WRI-WBCSD Greenhouse Gas Protocol.

EN31. All production, transport, import, or export of any waste deemed "hazardous" under the terms of the Basel Convention Annex I, II, III, and VIII.

EN32. Water sources and related ecosystems/habitats significantly affected by discharges of water and runoff.
Include Ramsar-listed wetlands and the overall contribution to resulting environmental trends. See GRI Water Protocol.

Suppliers

Additional Indicators

EN33. Performance of suppliers relative to environmental components of programmes and procedures described in response to Governance Structure and Management Systems section (Section 3.16).

Products and Services

Core Indicators

EN14. Significant environmental impacts of principal products and services.
Describe and quantify where relevant.

EN15. Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed.
"Reclaimable" refers to either the recycling or reuse of the product materials or components.

Environmental Performance Indicators (continued)

Core Indicators	Additional Indicators
Compliance	
EN16. Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues. Explain in terms of countries of operation.	
Transport	
	EN34. Significant environmental impacts of transportation used for logistical purposes.
Overall	
	EN35. Total environmental expenditures by type. Explain definitions used for types of expenditures.

Social Performance Indicators

The social dimension of sustainability concerns an organisation's impacts on the social systems within which it operates. Social performance can be gauged through an analysis of the organisation's impacts on stakeholders at the local, national, and global levels. In some cases, social indicators influence the organisation's intangible assets, such as its human capital and reputation.

Social performance measurement enjoys less of a consensus than environmental performance measurement. Through its consultative process, GRI has selected indicators by identifying key performance aspects surrounding labour practices, human rights, and broader issues affecting consumers, community, and other stakeholders in society. The specific aspects for labour practices and human rights performance are based mainly on internationally recognised standards such as the Conventions of the International Labour Organisation (ILO) and international instruments such as the United Nations Universal Declaration of Human Rights. In particular, the labour practices and human rights indicators have drawn heavily on the ILO Tripartite Declaration Concerning Multinational Enterprises and Social Policy, and the Organisation for Economic Co-operation and Development (OECD) *Guidelines for Multinational Enterprises*, which were deemed most relevant to the responsibilities of business during the GRI consultative process.

The aspects of labour practices that relate to human rights have been incorporated into the latter category. This decision was made to avoid treating "labour rights" as something different from, or less important than, "human rights". The decision reflects the strong sentiment that an organisation's contribution in the area of labour practices should not be simply to protect and respect basic rights; it should also be to enhance the quality of the working environment and value of the relationship to the worker. While the aspects under labour practices and human rights are closely related (e.g., collective bargaining and industrial relations), there remains a fundamental difference in the purpose of the indicators, and they have therefore been kept separate. The aspects and indicators under human rights help assess how a reporting organisation helps maintain and respect the basic rights of a human being. The aspects and indicators under labour practices measure ways in which an organisation's contributions go beyond these baseline expectations.

Several of the social performance indicators differ considerably in nature from other economic and environmental performance indicators in the *Guidelines*. Many of the social issues that are the subject of performance measurement are not easily quantifiable, so a number of social indicators are qualitative measures of the organisation's systems and operations, including policies, procedures, and management practices. These indicators relate not to general, overarching policies (as listed in Section 3 of Part C) but to specific, narrowly defined social aspects such as forced or compulsory labour, or freedom of association. Future protocols will help further articulate the specific details associated with these indicators of practice and policy.

While GRI has sought to capture issues of key concern to most stakeholders, the *Guidelines* do not, at present, address the questions of all potential stakeholders. Given the diversity of social situations and issues that confront them, organisations should use stakeholder consultation to ensure that the social impacts on which they report are as complete as possible. Three areas that will require further attention in the future are employee remuneration, working time, and broadening the coverage of community. It is currently felt that these issues are best addressed on a sector-specific basis in GRI's future sector supplements. However, consideration will be given to incorporating appropriate indicators into the core *Guidelines* in future revision cycles.

The social performance indicators that appear in this document represent a significant step forward from the previous version of the *Guidelines* in identifying core issues that are applicable to most organisations. However, GRI social indicators will be continually enhanced over time as the field of performance measurement progresses and GRI receives further feedback on the *Guidelines*.

Social Performance Indicators: Labour Practices and Decent Work

Core Indicators	Additional Indicators
Employment	
LA1. Breakdown of workforce, where possible, by region/country, status (employee/non-employee), employment type (full time/part time), and by employment contract (indefinite or permanent/fixed term or temporary). Also identify workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationships), segmented by region/country.	**LA12.** Employee benefits beyond those legally mandated. (e.g., contributions to health care, disability, maternity, education, and retirement).
LA2. Net employment creation and average turnover segmented by region/country.	
Labour/Management Relations	
LA3. Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country.	**LA13.** Provision for formal worker representation in decision-making or management, including corporate governance.
LA4. Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations (e.g., restructuring).	

Social Performance Indicators: Labour Practices and Decent Work (continued)

Core Indicators	Additional Indicators
Health and Safety	
LA5. Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases.	LA14. Evidence of substantial compliance with the ILO *Guidelines for Occupational Health Management Systems.*
LA6. Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees.	LA15. Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements.
LA7. Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).	
LA8. Description of policies or programmes (for the workplace and beyond) on HIV/AIDS.	
Training and Education	
LA9. Average hours of training per year per employee by category of employee. (e.g., senior management, middle management, professional, technical, administrative, production, and maintenance).	LA16. Description of programmes to support the continued employability of employees and to manage career endings.
	LA17. Specific policies and programmes for skills management or for lifelong learning.
Diversity and Opportunity	
LA10. Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring. Equal opportunity policies may address workplace harassment and affirmative action relative to historical patterns of discrimination.	
LA11. Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate.	

Social Performance Indicators: Human Rights

Core Indicators	Additional Indicators
Strategy and Management	
HR1. Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results. State how policies relate to existing international standards such as the Universal Declaration and the Fundamental Human Rights Conventions of the ILO.	HR8. Employee training on policies and practices concerning all aspects of human rights relevant to operations. Include type of training, number of employees trained, and average training duration.
HR2. Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors.	
HR3. Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring. "Human rights performance" refers to the aspects of human rights identified as reporting aspects in the GRI performance indicators.	

Social Performance Indicators: Human Rights (continued)

Core Indicators	Additional Indicators
Non-discrimination	
HR4. Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	
Freedom of Association and Collective Bargaining	
HR5. Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programmes to address this issue.	
Child Labour[5]	
HR6. Description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	
Forced and Compulsory Labour	
HR7. Description of policy to prevent forced and compulsory labour and extent to which this policy is visibly stated and applied as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. See ILO Convention No. 29, Article 2.	
Disciplinary Practices	
	HR9. Description of appeal practices, including, but not limited to, human rights issues. Describe the representation and appeals process.
	HR10. Description of non-retaliation policy and effective, confidential employee grievance system (including, but not limited to, its impact on human rights).
Security Practices	
	HR11. Human rights training for security personnel. Include type of training, number of persons trained, and average training duration.
Indigenous Rights	
	HR12. Description of policies, guidelines, and procedures to address the needs of indigenous people. This includes indigenous people in the workforce and in communities where the organisation currently operates or intends to operate.
	HR13. Description of jointly managed community grievance mechanisms/authority.
	HR14. Share of operating revenues from the area of operations that are redistributed to local communities.

5. A draft protocol is currently under development for this indicator. Please see www.globalreporting.org for further details.

Social Performance Indicators: Society

Core Indicators	Additional Indicators
Community	
SO1. Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. Include explanation of procedures for identifying and engaging in dialogue with community stakeholders.	**SO4.** Awards received relevant to social, ethical, and environmental performance.
Bribery and Corruption	
SO2. Description of the policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption. Include a description of how the organisation meets the requirements of the OECD Convention on Combating Bribery.	
Political Contributions	
SO3. Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions.	**SO5.** Amount of money paid to political parties and institutions whose prime function is to fund political parties or their candidates.
Competition and Pricing	
	SO6. Court decisions regarding cases pertaining to anti-trust and monopoly regulations.
	SO7. Description of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour.

Social Performance Indicators: Product Responsibility

Core Indicators	Additional Indicators
Customer Health and Safety	
PR1. Description of policy for preserving customer health and safety during use of products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. Explain rationale for any use of multiple standards in marketing and sales of products.	**PR4.** Number and type of instances of non-compliance with regulations concerning customer health and safety, including the penalties and fines assessed for these breaches.
	PR5. Number of complaints upheld by regulatory or similar official bodies to oversee or regulate the health and safety of products and services.
	PR6. Voluntary code compliance, product labels or awards with respect to social and/or environmental responsibility that the reporter is qualified to use or has received. Include explanation of the process and criteria involved.
Products and Services	
PR2. Description of policy, procedures/management systems, and compliance mechanisms related to product information and labelling.	**PR7.** Number and type of instances of non-compliance with regulations concerning product information and labelling, including any penalties or fines assessed for these breaches.
	PR8. Description of policy, procedures/management systems, and compliance mechanisms related to customer satisfaction, including results of surveys measuring customer satisfaction. Identify geographic areas covered by policy.

Social Performance Indicators: Product Responsibility (continued)

Core Indicators	Additional Indicators
Advertising	
	PR9. Description of policies, procedures/management systems, and compliance mechanisms for adherence to standards and voluntary codes related to advertising. Identify geographic areas covered by policy.
	PR10. Number and types of breaches of advertising and marketing regulations.
Respect for Privacy	
PR3. Description of policy, procedures/management systems, and compliance mechanisms for consumer privacy. Identify geographic areas covered by policy.	PR11. Number of substantiated complaints regarding breaches of consumer privacy.



PART D: GLOSSARY AND ANNEXES


D

Glossary

Additional indicators

An indicator used at the discretion of the reporter.

Basel Convention

The Basel Convention on the Control of Trans-boundary Movements of Hazardous Wastes and Their Disposal was drafted and adopted in 1989, and entered into force in 1992. The Convention works to reduce the movement of hazardous wastes, to ensure that wastes are disposed of as closely as possible to where they were produced, and to minimise the generation of hazardous wastes in terms of quantity and level of hazardousness.
(http://www.unep.ch/basel/index.html)

Cadbury Commission

A committee chaired by Sir Adrian Cadbury, based in the UK, which focussed on the control and reporting functions of boards and on the role of auditors. At the heart of the Committee's recommendations, released in 1992, is a Code of Best Practice designed to achieve the necessary high standards of corporate behaviour. The London Stock Exchange (LSE) required all listed companies registered in the UK to state whether they were complying with the Code and to give reasons for any areas of non-compliance. In 1998, this LSE requirement was expanded to include the Cadbury, Greenbury, and Hampel reports in what is now known as the Combined Code.

Cadbury Commission, Report of the Committee on the Financial Aspects of Corporate Governance (December 1992).

CITES

The Convention on International Trade in Endangered Species of Wild Fauna and Flora is an international agreement between governments. Its aim is to ensure that international trade in species of wild animals and plants does not threaten their survival. Today, it accords varying degrees of protection to more than 30,000 species of animals and plants, whether they are traded as live specimens, fur coats, or dried herbs. It was put into force in 1975 and has 150 voluntary parties.
(http://www.cites.org)

CFC-11 equivalents

The ozone depleting potential of a substance expressed in amounts equivalent to that of CFC-11.

Convention on Long-Range Trans-boundary Air Pollution

The Convention on Long-range Trans-boundary Air Pollution was drafted after scientists confirmed that air pollutants could travel several thousand kilometres before deposition. This implied that co-operation at the international level was necessary to solve problems such as acidification. The Convention was the first legally binding instrument at the international level to deal with problems of air pollution on a broad regional basis. It was signed in 1979 and entered into force in 1983. It has greatly contributed to the development of international environmental law and created the essential framework for controlling and reducing the damage to human health and the environment caused by transboundary air pollution. It is a successful example of what can be achieved through intergovernmental cooperation. Since its entry into force the Convention has been extended by eight protocols including the Helsinki, Sofia, and Geneva Protocols.

(http://www.unece.org/env/lrtap/)

Core indicator

An indicator required to publish a report in accordance with the GRI *Guidelines* as described in Part A and Part C of the *Guidelines*.

Decent work

Productive work in which rights (specifically those contained in the ILO Declaration of Fundamental Rights at Work) are protected, which generates an adequate income, with adequate social protection. It also means sufficient work, in the sense that all should have full access to income-earning opportunities.

Based on *Report of the Director General: Decent Work*, 87th Session, June 1999.

Eco-efficiency

The delivery of competitively priced goods and services that satisfy human needs and bring quality of life, while progressively reducing ecological impacts and resource-use intensity throughout the lifecycle to a level at least in line with the earth's estimated carrying capacity. In short, creating more value with less impact.

(http://www.wbcsd.org)

Ecological footprint

The size and impact of the "footprints" on the earth's ecosystems made by companies, communities, or individuals reflect a number of interlinked factors, including human population numbers, consumption patterns, and technologies used.

Fundamental Human Rights Conventions of the ILO

International Labour Standards covered in the Declaration on Fundamental Principles and Rights at Work (adopted by the International Labour Conference at its 86th session, Geneva 1998):

Convention Nr. 29: Forced Labour, 1930

Convention Nr. 87: Freedom of Association and Protection of the Right to Organise, 1948

Convention Nr. 98: Right to Organise and Collective Bargaining, 1949

Convention Nr. 100: Equal Remuneration, 1951

Convention Nr. 105: Abolition of Forced Labour, 1957

Convention Nr. 111: Discrimination (Employment and Occupation), 1958

Convention Nr. 138: Minimum Age, 1973

Convention Nr. 182: Worst Forms of Child Labour, 2000

(http://www.ilo.org)

Greenhouse gas emissions

Gaseous pollutants released into the atmosphere through the burning of fossil fuels and through other avenues, that amplify the greenhouse effect. The greenhouse effect is widely accepted as the cause of global climate change. Gases include CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, and other CO_2 equivalents.

Indicator
A measure of performance, either qualitative or quantitative, that appears in Part C of the *Guidelines*.

Indicator aspects
The general types of information that are related to a specific category (e.g., energy use, child labour, customers). A given category may have several aspects.

Indicator categories
The broad areas, or groupings, of economic, environmental, or social issues of concern to stakeholders (e.g., human rights, direct economic impacts).

International Labour Organization
The UN specialised agency that seeks the promotion of social justice and internationally recognised human and labour rights. It was founded in 1919.

IUCN protected area categories
The World Conservation Union (IUCN) defines a protected area as:

> "an area of land and/or sea especially dedicated to the protection and maintenance of biological diversity, and of natural and associated cultural resources, and managed through legal or other effective means."

IUCN categorises protected areas by management objective and has identified six distinct categories of protected areas.
(http://wcpa.iucn.org/wcpainfo/protectedareas.html)

IUCN Red List
The world's most comprehensive inventory of the global conservation status of plants and animals. It uses a set of criteria to evaluate the extinction risk of thousands of species and subspecies. These criteria are relevant to all species and all regions of the world.
(http://www.iucn.org/redlist/2000/background.html)

King Report
The King Committee on Corporate Governance in South Africa was formed in 1992 (under the auspices of the Institute of Directors in Southern Africa and chaired by Mervyn King) to promote the highest standards of corporate governance in South Africa. Corporate Governance in South Africa was institutionalised by the publication of the King Report on Corporate Governance in 1994, and more recently by the release of an updated version ("King 2") in 2002. The King Report is recognised internationally by many as the most comprehensive publication on the subject, embracing the "inclusive" or "stakeholder" approach to corporate governance. The King Report features a Code of Corporate Practices and Conduct, which the Johannesburg Stock Exchange stipulates all listed companies must follow. GRI is referenced in this code.
(http://www.iodsa.co.za)

Kyoto Protocol
In December 1997, more than 160 nations met in Kyoto, Japan, to negotiate binding limitations on greenhouse gases for the developed nations, pursuant to the objectives of the Framework Convention on Climate Change of 1992. The outcome of the meeting was the Kyoto Protocol, in which the developed nations agreed to limit their greenhouse gas emissions relative to the levels emitted in 1990.
(http://unfccc.int/)



Lifecycle analysis

(also lifecycle inventory, cradle to grave, material flow analysis)

A detailed examination of the full lifecycle of a product, process, system, or function. Taking as an example the case of a manufactured product, a lifecycle analysis involves taking or calculating detailed measurements during the manufacture of the product, from the extraction of the raw materials used in its production and distribution, through to its use, possible reuse or recycling, and eventual disposal.

Montreal Protocol

The Montreal Protocol on Substances that Deplete the Ozone Layer is a landmark international agreement designed to protect the stratospheric ozone layer. The treaty was originally signed in 1987 and substantially amended in 1990 and 1992. The Montreal Protocol stipulates that the production and consumption of compounds that deplete ozone in the stratosphere (chlorofluorocarbons (CFCs), halons, carbon tetrachloride, and methyl chloroform) were to be phased out by 2000 (2005 for methyl chloroform).

(http://www.unep.org/ozone/montreal.shtml)

NOx

Nitrous oxides.

Precautionary approach/principle

This principle emerged from Article 15 of the Rio Principles, which states:

> "In order to protect the environment, the precautionary approach shall be widely applied by States according to their capabilities. Where there are threats of serious or irreversible damage, lack of full scientific certainty shall not be used as a reason for postponing cost-effective measures to prevent environmental degradation."

(www.unep.org/unep/rio.htm)

Ramsar-listed wetland

An area designated as a Wetland of International Importance due to its importance for preserving biological diversity or because it is a representative, rare or unique wetland type. The list includes 1,180 wetland sites, totalling 103.2 million hectares.

(http://www.ramsar.org)

Reporting element

The numbered information queries (e.g., 2.1, 3.13) listed in Part C that are part of a GRI-based report.

Reporting organisation

The organisation preparing the report specified in the profile section of a GRI-based report (Section 2 of Part C).

Report user

Any stakeholder of the reporting organisation who uses the report, including both external and internal parties.

Rotterdam Convention on Prior Informed Consent

Agreed in 1988, the Rotterdam Convention makes prior informed consent (PIC) legally binding. PIC requires exporters trading in a list of hazardous substances to obtain the prior informed consent of importers before proceeding with the trade. The Conven-

tion establishes a first line of defense by giving importing countries the tools and information they need to identify potential hazards and exclude chemicals they cannot manage safely.
http://www.pic.int/

Social and ethical funds

Investment funds that use social or other non-financial criteria in selecting investments.

SOx

Sulphur oxides.

Stockholm POPs Convention

The Stockholm Convention is a global treaty to protect human health and the environment from persistent organic pollutants (POPs). POPs are chemicals that remain intact in the environment for long periods, become widely distributed geographically, accumulate in the fatty tissue of living organisms, and are toxic to humans and wildlife. POPs circulate globally and can cause damage wherever they travel. In implementing the Convention, governments will take measures to eliminate or reduce the release of POPs into the environment.
(http://www.chem.unep.ch/sc/)

Turnbull Report

A report published by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code on Corporate Governance.
(http://www.icaew.co.uk/internalcontrol)

WRI-WBSCD Greenhouse Gas Protocol

A measurement protocol developed jointly by the World Resources Institute and World Business Council for Sustainable Development.
(http://www.ghgprotocol.org)

Annex 1: Overview of the Global Reporting Initiative[1]

History

The Global Reporting Initiative (GRI) was convened in 1997 by the Coalition for Environmentally Responsible Economies (CERES) in partnership with the United Nations Environment Programme (UNEP). It was established to elevate sustainability reporting practices to a level equivalent to those of financial reporting, while achieving comparability, credibility, rigour, timeliness, and verifiability of reported information. GRI has undertaken this work with the active participation of corporations, environmental and social NGOs, accountancy organisations, trade unions, investors, and other stakeholders worldwide.

GRI released an exposure draft *Sustainability Reporting Guidelines* ("*Guidelines*") in 1999. After an exhaustive period of drafting, pilot testing, and further consultation, GRI released the first version of its *Guidelines* in June 2000. The 2002 version of the *Guidelines* marks the continuation of a cycle of testing, review, consultation, and revision of both the *Guidelines* and supporting documents. Future revision cycles will remain rooted in the principles GRI has embodied since its inception: inclusiveness, balance, transparency, and technical excellence.

Organisational Profile

In late 2002, the permanent GRI Secretariat will be headquartered in Amsterdam. GRI will be affiliated with the United Nations as a UNEP Collaborating Centre. The GRI Secretariat will be responsible for implementing the organisational work programme approved by the Board of Directors in consultation with the Stakeholder Council and the Technical Advisory Council. In developing its guidance on sustainability reporting, GRI will continue to rely heavily on the input of multi-stakeholder, ad hoc working groups. Since 1999, several hundred organisations have participated in working groups that have guided GRI's work on performance indicators, assurance practices, and revising the *Guidelines*. Through these working groups, the Secretariat strives to incorporate a diversity of perspectives and experience that is balanced in terms of constituencies and geographic representation. The products of the working groups—and GRI as a whole—are subject to pilot testing processes to assess the efficacy of the reporting framework.

Recent Milestones

The period 2000-2002 marked a number of milestones in the development of GRI. Some of these are listed below.

Governance

GRI is making rapid progress toward establishing the institutional framework to support its work in the future.

- The permanent GRI was officially inaugurated in early April 2002 at the United Nations in New York City. Social and environmental NGOs, corporations, labour, government, and UN representatives publicly endorsed GRI's mission at the ceremony.

1. More detailed information on GRI's history and governance structure is available at www.globalreporting.org.

- Following an open nomination process that netted more than 100 nominations, a distinguished nominating committee selected a 14-person Board of Directors to guide GRI's future development. The Board has representation from every world region and diverse stakeholder groups including business, NGOs, labour, accounting, investment, and government.
- GRI has taken initial steps to establish a Stakeholder Council. The Council will be the formal policy forum within GRI, where stakeholders will be equal partners in helping to chart the future course of the organisation. Following an open nomination process, an initial 36 members were chosen. These stakeholders will be responsible for selecting the remaining 24 members of the Council. The Stakeholder Council also has a direct role in selecting the Board of Directors.
- In late 2002, GRI will establish a Technical Advisory Council to guide the Board of Directors and the Secretariat on technical matters relating to reporting on economic, environmental, and social performance.
- At a basic level of engagement, GRI has registered more than 1,800 individual stakeholders from 77 countries in 2001-2002.

Guidelines Development

The GRI reporting framework has undergone significant evolution since the release of the first version of the *Guidelines* in 2000. Building on the experience of applying the *Guidelines* over the last two years, GRI has revised the *Guidelines* and initiated work on developing sector supplements and protocols to add to the rigour and robustness of the reporting framework.

- In support of the revisions process, GRI undertook a Structured Feedback Process that gathered input on the *Guidelines* from 31 companies.
- Recognising the intense debate around assurance of reports, GRI established a Verification Working Group as a forum for discussing how verification should be addressed in the GRI framework and, more broadly, in the continuing evolution of reporting on economic, environmental, and social performance worldwide.
- In 2001, GRI established the Measurement Working Group to develop recommendations on performance indicators for inclusion in the 2002 *Guidelines*. The group comprised 130 experts from over 25 countries, and worked for close to a year to prepare its recommendations.
- The Revisions Working Group—a group of 12 individuals representing a broad range of constituencies and geographic areas—worked for six months to propose revisions to the *Guidelines*. As part of their review of the *Guidelines*, the Revisions Working Group was also responsible for integrating the recommendations of the Measurement Working Group into the 2002 *Guidelines*.
- GRI is developing sector supplements that will identify and address sector-specific issues that are not reflected in the core *Guidelines* for inclusion in sustainability reports. GRI expects to develop supplements for the automotive, financial services, mining, telecommunications, and tour operator sectors. A second wave of sector initiatives will be launched in late-2002.
- GRI has begun developing its first technical protocols to support specific indicators. With release of these first draft protocols covering energy, water, and child labour indicators, a process will continue in which new protocols will emerge at a steady rate in the coming years. All will be subject to testing, comment, and revision through a multi-stakeholder consultative process.

- GRI also plans to produce issue guidance documents that will guide reporting organisations that wish to organise their reports along thematic lines (e.g., productivity, diversity, development). These will seek to encourage integrated approaches that cross and blend multiple dimensions of economic, environmental, and social reporting into a holistic reporting design.

Outreach

Global outreach continues to be a major focus for GRI. In 2001–2002, several thousand stakeholders were engaged in dialogue and information briefings in Argentina, Australia, Brazil, Canada, China, Germany, Italy, Japan, Malaysia, South Africa, Switzerland, UK, USA, and dozens of conferences worldwide. The result has been an increased uptake of the *Guidelines*. Through ongoing consultation with multi-lateral organisations, the *Guidelines* are being recommended to companies as an essential tool in ensuring transparency and demonstrating commitment to social responsibility. The United Nations Global Compact, the Organisation for Economic Co-operation and Development, the European Council of Ministers, the European Commission, and World Economic Forum, among others, have referenced the *Guidelines* in communications to their constituencies. More than 130 companies from 21 countries have used the *Guidelines* in shaping their sustainability reports.

The Future

The year 2002 marks a turning point in the development of GRI, with the establishment of a new institutional structure and the publication of the new 2002 *Guidelines* and accompanying pilot supplements and technical protocols. Looking ahead, GRI remains committed to its mission of elevating the quality of reporting on economic, environmental, and social performance to a higher level of consistency, comparability, and rigour. It remains committed to global leadership as a new, permanent institution that will make a major contribution to accountability and transparency in the 21st century.

ANNEX 2: LINKAGES BETWEEN SUSTAINABILITY AND FINANCIAL REPORTING

Introduction

Sustainability reporting has the potential to provide critical information for business analysis that is normally absent from financial reports. This information complements financial reports with forward-looking information that can enhance the report users' understanding of such key value drivers as human capital formation in the firm, corporate governance, management of environmental risks and liabilities, and the capacity to innovate. In some circumstances, sustainability performance information already can provide insights to support business analysis, and may have relevance within the framework of traditional financial reports. Fully articulating the relationship between financial and sustainability performance will require more time and research to link the performance indicators used for these areas. By consistently measuring sustainability performance over time, companies can strengthen both their internal business practices and their external communications. This annex briefly discusses how each of these advantages is occurring and how, over time, they can be further strengthened through the development of more rigourous methods for translating sustainability information into the language of financial analysis.

Sustainability Information and Internal Business Analysis

Two key components of internal business analysis are: 1) understanding the external environment in which the company conducts its business; and 2) assessing the elements that underpin the company's competitive advantage. Sustainability information is relevant to both.

External Environment

Analysis of the external environment focusses on issues such as product, labour, and capital markets and regulatory structures. These issues, in turn, relate in part to the risks and opportunities associated with management of the economic, environmental, and social aspects of the business. Overlaps and synergies exist between the conventional indicators used for analysis of the external environment and those used for measuring economic, environmental, and social performance. For example, social indicators related to the composition and status of the workforce may be used to highlight opportunities for expanding the firm's intellectual capital. Similarly, comparing anticipated changes in corporate governance standards in major stock exchanges against the current governance practices of the firm offers valuable information to investors on future changes in executive compensation, the composition of boards, and confidence in current audit committee practices. Sustainability reports that include this kind of information offer an invaluable complement to conventional financial statements.

Competitive Advantage

Competitive advantage is built through cost leadership and product/service differentiation and, increasingly, through the formation and retention of intellectual capital. Sustainability performance indicators can serve as a vehicle to help companies understand and measure the degree to which their economic, environmental, and social performance contributes to competitive advantage.

Cost Leadership

Increased process efficiency is an example of a proven sustainability strategy for decreasing costs and improving profitability, and thereby gaining cost leadership. Opportunities to cut costs or create revenues through increased yield and the sale of waste streams (e.g., scrap metals, agricultural by-products) exist throughout the value chain of a business (e.g., product design, manufacturing processes, use, and disposal) and can offer significant benefits, particularly in sectors with low margins. A substantial body of literature documents cost savings and added revenues generated through waste minimisation programmes. Environmental performance indicators related to resource use and waste generation can support assessment of the cost savings and revenues realised by a company through increased process efficiency.

Costs and Risks

Cost analysis can be greatly enhanced by a holistic approach to assessing risks and uncertainties. In some industry sectors, key risks and uncertainties have strong links to environmental and social concerns. The growing number of companies that have suffered business setbacks due to mishandling of key environmental and social issues over the last decade has placed sustainability management on the corporate governance agenda. Codes of conduct, governance principles, and disclosure rules are moving companies to higher standards of non-financial reporting, including expanded coverage in their financial statements. Economic, environmental, and social indicators are appearing with increasing frequency, providing insights into the vision and effectiveness of management in anticipating new risks and opportunities in the marketplace. For example:

- Knowledge of direct and indirect energy use and types of fuels consumed by the company can reveal the company's exposure to the risks of future carbon emission agreements and requirements.
- Performance indicators on energy efficiency initiatives and the use of renewable energy can help demonstrate the degree to which the company is insulated from volatile and cyclical non-renewable energy markets.
- Indicators on the volume, trends, and nature of pollution releases will allow management to assess whether individual facilities are at risk from pending environmental regulations or whether they are likely to become the target of regulatory authorities.
- Attention to social indicators describing the diversity of a company's workforce may allow managers to identify discriminatory practices that could have led to costly litigation.
- Performance indicators related to worker health and safety support assessment of the risk of costly accidents or workers' compensation demands.

Product Differentiation

Sustainability initiatives and strategies also provide opportunities for product differentiation—a key component of competitive advantage. Many leading companies are repositioning their products as services as part of their attempt to reduce their environmental or social impacts. In the process, they have helped differentiate their product in a manner that has enhanced their competitive position. For example, companies have shifted to offering services such as the leasing, rather than sale, of carpets or computers. Efforts to address greenhouse gas emissions have catalysed the development of new clean energy technologies such as fuel cells, electric vehicles, and increasingly powerful and efficient wind turbines. Companies face varying opportunities in these new technologies, and disclosure of information on sustainability initiatives and strategies can help clarify the degree to which a company is poised to take advantage of these new opportunities.

The environmental and social performance of companies can also have significant affect on intangible assets such as brand image and consumer goodwill, which are recognised as key to company reputation and trust. These issues are especially sensitive for companies selling directly to consumers in highly competitive markets. The diamond industry, responding to public pressure regarding human rights abuses associated with mines in certain countries, has taken to laser certification of where the diamond was mined. Information on product stewardship initiatives and efforts to enhance the positive environmental and social lifecycle impacts of products can point to areas of possible competitive advantage. Similarly, in certain sectors such as apparel, measures of the quality and performance of a company's environmental and social performance management systems are highly salient to assessing the future ability of the company to preserve brand value and reputation.

Intellectual Capital Formation

Other intangible assets such as intellectual capital, the ability to innovate, investment in research and development, and networks and alliances are integral to analysing a company's financial prospects. These assets are influenced by an organisation's commitment to training, skills and knowledge development, workforce relations, and employee turnover—the foci of social performance indicators in sustainability reporting. Innovative partnerships with stakeholders around environmental or social aspects of products or markets can lead to product differentiation and brand enhancement. Indeed, some view strong stakeholder relationships as an intangible asset in its own right. The full range of intangible assets is increasingly attracting the interest of business analysts and accountants seeking to understand and predict the value of companies.

Analysing Risks Across a Portfolio of Holdings

Just as information on sustainability performance can help inform analysis of individual companies, it can also be of value in assessing risk across a series of companies. For example, a portfolio manager seeking to build a strong portfolio of energy and heavy industrial holdings wants to understand the risks involved and how the stocks in the portfolio will move together. By gathering information on the level of exposure to different fuel types and the companies' greenhouse gas emissions, the manager can assess the degree of risk associated with potential future carbon offset legislation given the degree of portfolio exposure to carbon-intensive businesses.

Sustainability Indicators and Financial Reporting and Communications

In addition to providing insights to support internal financial analysis, information on sustainability performance also has a place in mainstream financial reports. Some leading companies have already begun to experiment with merging their sustainability and financial reports into a single annual report. Even with separate documents, however, there exists substantial opportunity and value in cross-over and cross-referencing. Certain standard reporting categories and measures in financial reports, for example, can and should incorporate aspects of sustainability performance. To illustrate, the reduction of waste streams leading to lower costs should appear in the form of decreased expenses in the financial report, while revenue from productive use of waste streams should be included as income. Liabilities such as vulnerability to changes in environmental regulation or international labour conventions can be captured in the liabilities section of the balance sheet.

On a more general level, economic, environmental, and social trends can appear in the sections of financial reports that relate to the discussion and analysis of future risks and opportunities. Several financial reporting regulations worldwide (e.g., the Management Discussion and Analysis [MD&A] portion of the US Securities and Exchange Commission's guidelines) require companies to disclose known future uncertainties and trends that may materially affect financial performance. In the case of certain industry sectors or companies, discussion of sustainability performance in the MD&A would be merited where environmental or social concerns may affect a company's ability to expand operations or where mishandling these issues could lead to significant damage to corporate reputation and brand value. New codes of corporate governance have increasingly begun to highlight the need for discussion of board-level attention to risks associated with sustainability concerns.

Despite the growing overlaps between sustainability and financial reporting, the greatest challenge in bridging financial and sustainability reporting lies in translating economic, environmental, and social performance indicators into measures of financial value. Many sustainability indicators are qualitative and do not lend themselves easily to financial valuation. The outcome of sustainability strategies and corresponding capital outlays are so uncertain that benefits are difficult to forecast. As a rule, financial analysts are interested in information that is:

- material to the business (representing a measurable change in income or revenue in a business segment);
- provided in financial measures; and
- forward looking (can provide insight into trends in business performance).

Performance indicators used in sustainability reporting often do not directly meet all of these criteria. Rather, they require additional manipulation or contextualisation to become directly useful in financial analysis. New methodologies are required to link performance in the economic, environmental, and social dimensions to financial performance. Like other business analysis tools, the underlying assumptions and measures will have to be industry-specific to provide meaningful and comparable performance benchmarks.

One critical reason for linking sustainability performance indicators with conventional financial reporting is to provide data in denominations and terms that are consistent with financial reporting. Sustainability information should be provided in the same units of analysis—business units, segments, and geographic coverage—as a company's financial reports. The information can be made even more useful when placed in the context of sector-specific benchmarks.

Conclusion

While sustainability information is typically treated separately, ample opportunity exists to translate it into a form that speaks to the needs of financial analysts. As the business case for sustainable practices becomes increasingly clear, sustainability reporting offers real value to those whose business is to assess the current financial health of companies and anticipate future performance. At present, the content of sustainability reports tends to appear in forms and units that are not readily convertible into financial terms. But rapid advances in areas such as environmental management accounting, valuation of intangible assets, and value reporting promise to make sustainability information useful to the financial community.

With mounting pressures to strengthen corporate accountability in all its dimensions, the cross-over and convergence of sustainability and financial reporting looks increasingly evident and likely. Full integration in the form of single reports that depict performance along all dimensions—conventional financial, economic, environmental, and social—is already practised by a handful of leading companies. The combination of better analytical methods and rising stakeholder demands for richer disclosure is likely to continue this movement toward a new generation of one-stop performance reporting.

ANNEX 3: GUIDANCE ON INCREMENTAL APPLICATION OF THE *GUIDELINES*

Introduction

GRI encourages organisations to prepare reports "in accordance" with the GRI *Guidelines*. However, some organisations, particularly first-time reporters and small and medium-sized organisations, may adopt an incremental approach to reporting, covering some elements at first and moving steadily toward a report that is in accordance with the *Guidelines* (see Part A). This annex provides examples of how such organisations may begin reporting incrementally as the first step on the road toward the gradual enhancement of their sustainability report. GRI hopes that this information will encourage all organisations, regardless of their reporting experience, to begin working toward reporting in accordance with the *Guidelines*.

Balancing Principle with Practice

The 2002 *Guidelines* reflect a broad consensus as to the content that should be addressed when reporting on the economic, environmental, and social performance of an organisation. This content embodies the views, experience, and expertise of a diverse range of reporters and report users committed to harmonising and improving the quality and content of reports on economic, environmental, and social performance. Still young by accounting standards, this consensus is a work in progress, and indicators will continue to evolve with continuous experimentation and learning.

Organisations that use the *Guidelines* face the challenging task of achieving a high standard of quality while also expanding the scope of their reporting. While pursuing these goals, they must build the resources and expertise required to accomplish the task.

In working toward both reporting excellence and increasing the number of reporting organisations, GRI accepts that a phased approach may be necessary for some organisations depending on their resources, experience, and internal management systems. At the same time, GRI expects and seeks evidence that any organisations making reference to the *Guidelines* are serious in their commitment to developing a report covering economic, environmental, and social performance in future reporting cycles. Full coverage and disclosure of information are essential to presenting a balanced and reasonable picture of an organisation's performance. Such accuracy is necessary if stakeholders are to make informed decisions.

Implementing an Incremental Approach

Organisations choosing to adopt an incremental approach may find the four simple models presented below useful in structuring their strategy toward full adoption of the *Guidelines*. These illustrative models may offer a useful starting point for designing a reporting strategy, identifying shortcomings and setting goals. Over time, such a process will result in full adoption of the GRI framework and the opportunity for an organisation to report in accordance with the *Guidelines*. Organisations may opt for any one or a combination or modification of the models based on their capabilities, stakeholder consultation, and overall communications strategy.

The Environmental Report

Economic	Environmental	Social
	✔	
	✔	
	✔	
	✔	
	✔	

- Typical of an organisation that is experienced in producing environmental reports
- Systems in place to gather data on environmental impacts, but little or no experience reporting other dimensions
- Currently little attention to economic and social dimensions of performance
- Systems and processes need to be developed in order to gather input through stakeholder engagement

The Fragmented Report

Economic	Environmental	Social
	✔	
	✔	✔
	✔	✔
✔		

- Reporting entity has some systems for gathering data on economic, environmental, and social performance
- Little or no integration across the three elements
- Lacks full performance data under each heading
- Typically provides the most data on environmental performance and the least on economic

The Limited Three-Dimensional Report

Economic	Environmental	Social
✔	✔	✔

- Typical of an organisation that has just begun to report and has embraced one or a few sustainability integration themes
- Limited but approximately equal amount of economic, environmental, and social information
- Some evidence of integration across dimensions

Full Adoption

Economic	Environmental	Social
✔	✔	✔
✔	✔	✔
✔	✔	✔
✔	✔	✔
✔	✔	✔

- Full data gathering according to Part C of the *Guidelines*, with integration, analysis of interactions, and causal links among economic, environmental, and social dimensions

GRI Content Index and Marking Text

When linking an incremental report to the *Guidelines*, the GRI Content Index specified in Part C is the most important tool for the reporter and the report user. This Index directs users quickly and conveniently to the location of GRI information in a report and clearly communicates the scope of the incremental effort. The reporter may also wish to provide a more detailed index to use as a vehicle for communicating information to report users regarding its choice of content and plans for future coverage. Annex 6 contains further information and suggestions regarding the format of a GRI Content Index.

In addition to providing a GRI Content Index, reporters may also want to highlight GRI information in the text of their report. Examples of highlighting techniques could include:

- using coloured or bold text;
- icons placed in the margin of the page next to the GRI information; and/or
- colour bars on the corners or edges of pages where GRI information can be found.

Conclusion

GRI encourages all organisations—regardless of size, sector, location, or sophistication—to begin using the *Guidelines*. An incremental approach is a welcome and integral part of both the organisation's and GRI's learning process. This mutual learning is an essential ingredient in the continual improvement of all components of GRI's reporting framework.

Annex 4: Credibility and Assurance

This annex contains guidance for organisations considering the use of assurance processes as a means of enhancing the credibility and quality of their sustainability reports. The use of assurance processes should be considered in terms of the value they may bring to reporting organisations, especially where stakeholder expectations have been determined and support for such processes has been identified. Stakeholder expectations about reports and their credibility are influenced by a variety of factors, including:

- the process the organisation uses to recognise the interests of stakeholders affected by its activities, to consult with them, to take their interests into account when compiling its report, and to select, collect, and verify the information that forms the basis of the report;
- the approach used by the organisation to identify all significant sustainability issues;
- the users' understanding of the content and information provided and judgements about the organisation's commitment to and progress toward sustainability;
- the report's ability to convey a complete and clear description of the sustainability issues, risks, and opportunities facing the organisation;
- the users' perception(s) of the willingness of the organisation to report honestly;
- the inclusion in the report of a management statement or declaration that the report is presented in accordance with the GRI *Guidelines*;
- the inclusion in the report (or absence) of an independent assurance statement about the reliance that can be placed on the report; and
- the users' familiarity with financial reporting and related assurance requirements, standards, and practices.

GRI recommends consultation with stakeholders as the best way to ascertain their perceptions and expectations about matters of credibility.

Internal Information Systems and Processes

Many organisations have internal systems in place to record, monitor, and improve the accuracy, completeness, and reliability of financial, operational, health, safety, and environmental management information. Management information may also include data on community involvement but may not include information, for example, on systematic monitoring of unintended community impacts, support for or violations of human rights, or other social issues.

Information about internal systems is not necessarily subject to internal assurance processes. Stakeholders do not normally have access to information about the internal systems that management relies on to produce performance information, whether for internal or external use. Stakeholders may therefore look for assurances that the information reported is reliable and complete.

GRI encourages the independent assurance of sustainability reports—one approach that a reporting organisation may select to enhance the credibility of its sustainability report. Where independent assurance is part of an organisation's sustainability reporting, the independent assurance provider will typically examine and report on the effectiveness of internal systems and processes to provide relevant and reliable data for measuring performance. This assurance process helps support the reliability and completeness of information in the report.

Assurance Process Considerations

In considering and entering into assurance-providing arrangements, reporting organisations are encouraged to clarify the following matters with assurance providers to ensure maximum benefit is gained from the assurance process.

Subject Matter

Whether:

- the subject matter of the sustainability report is clearly and adequately defined;
- all categories of stakeholders have been recognised and any significant stakeholders have been excluded;
- the organisation has ascertained the expectations of its stakeholders regarding sustainability issues and performance, reporting requirements, and methods of improving credibility, including independent assurance; and
- the scope of the information covered by assurance processes is defined (any omissions of significant information covered by such processes are to be explained).

Assurance Criteria and Evidence

Whether:

- appropriate criteria, such as recognised performance indicator protocols or reporting guidelines (e.g., GRI *Guidelines*), are available to enable the evaluation of evidence, including whether the GRI *Guidelines* have been followed;
- adequate evidence is available to support the reported information, including corroborative statements and/or other evidence from external stakeholders, if necessary; and
- there is evidence that fundamental reporting principles such as those in Part B have been considered and applied in preparing the report.

Controls

Whether:

- management control systems are fully supported by organisational policy and resources and operate consistently across the organisation and over time.

Usefulness of Reported Information

Whether:

- stakeholders have been consulted about the usefulness and credibility of the report content and the usefulness (including credibility) of assurance provided by an external assurance provider.

Selection of Independent Assurance Providers

Organisations preparing reports are advised to consider the following issues and attributes in selecting their assurance provider:

- the assurance provider's degree of independence and freedom from bias, influence, and conflicts of interest;

- the assurance provider's ability to balance consideration of the interests of different stakeholders;
- the assurance provider has not been involved in the design, development, or implementation of the organisation's sustainability monitoring and reporting systems or assisted in compiling the sustainability report;
- that sufficient time is allocated to the assurance provider to enable the assurance process to be carried out effectively, using due professional care; and
- the assurance provider is collectively or individually competent to meet the objectives of the assurance assignment, as demonstrated through an appropriate level of experience and professional judgement.

Directors' (Governing Bodies') Responsibilities Regarding Independent Assurance

The effectiveness of the independent assurance process is strengthened when the directors (or governing body):

- recognise explicitly that they are responsible for the content of the sustainability report;
- recognise explicitly that the assurance provider alone is responsible for the content of the independent assurance report and will agree, at the beginning of the engagement, to publish the assurance report in full; and
- ensure that adequate resources are made available for the independent assurance provider's work and that the assurance provider will have access to all individuals, groups, sites, records, and information that they consider necessary to carrying out the assurance engagement.

Independent Assurance Providers' Reports

The assurance provider's report should be published along with the sustainability report to which it relates. However, it should be clearly identified as separate from the sustainability report text, and should be addressed to the organisation's board of directors (or governing body) or, if so agreed, to its stakeholders.

Although GRI does not develop or prescribe practice standards for the provision of independent assurance, it offers the following guidance on what might be included in an independent assurance report. At a minimum, the report would present:

- a reference to the directors' or management statement that the information in the sustainability report and its presentation is the responsibility of the directors or governing body and management of the organisation;
- a statement that the content of the assurance provider's report and the opinion(s) it gives is the sole responsibility of the assurance provider;
- a statement affirming the assurance provider's independence and freedom from bias and conflicts of interest;
- a statement of the scope and objective of the assurance engagement. This statement will make clear not only the levels of assurance intended, but also which parts of the sustainability report, if any, are not covered by the assurance provider's work;
- the criteria (e.g., GRI *Guidelines*) that the assurance provider used in assessing the evidence and reaching conclusions relative to the objective of the engagement;

- the professional standards for providing assurance that have been applied in carrying out the assurance engagement;
- a brief description, or outline, of how the assurance provider obtained qualitative and quantitative evidence to provide the basis for the conclusions or opinion rendered. This will include the extent to which different categories of stakeholders participated in the planning and execution of the assurance process and indicate any constraints to this process;
- a clear statement of the assurance provider's conclusion or opinion regarding the accuracy, completeness, reliability, and balance of the sustainability report, relative to the scope and objective of the assurance engagement. The statement will be more useful to users if it includes constructive reporting on any reservations the assurance provider has on these matters; and
- the identity and location of the assurance provider and the date of the assurance provider's report.

Organisations should continuously assess the results of the assurance process, where possible in consultation with their stakeholders, to satisfy themselves as to its value and to identify potential improvements in the process that would add to its effectiveness in enhancing the credibility of sustainability reports.

Annex 5: GRI Indicators

Over the past decade, there been a focus on researching and codifying approaches to economic, environmental, and social performance measurement at the organisational level. While there has been significant convergence recently, each approach has maintained minor variations to address its specific purpose. The GRI framework for the performance indicators that appear in Section 5 of Part C is built on the foundation of previous work in the field of environmental and social performance measurement. However, like most systems, it is adapted to the specific needs of sustainability reporting, which this annex seeks to outline.

Purpose of GRI Indicators

The function of GRI performance indicators is to provide information about the economic, environmental, and social impacts of the reporting organisation in a manner that enhances comparability between reports and reporting organisations. In the case of GRI, the indicators are designed to inform both the reporting organisation and any stakeholders seeking to assess the organisation's performance. To achieve these goals, performance must not only be defined in terms of internal management targets and intentions, but also must reflect the broader external context within which the reporting organisation operates. The latter lies at the core of reporting on economic, environmental, and social performance. In the end, it speaks to how an organisation contributes to sustainable development by virtue of its economic, environmental, and social interactions with its diverse stakeholders.

GRI Indicator Framework

The performance indicators in Part C are organised according to the following hierarchy:

Category: The broad areas, or groupings, of economic, environmental, or social issues of concern to stakeholders (e.g., human rights, direct economic impacts).

Aspect: The general subsets of indicators that are related to a specific category. A given category may have several aspects, which may be defined in terms of issues, impacts, or affected stakeholder groups.

Indicator: The specific measurements of an individual aspect that can be used to track and demonstrate performance. These are often, but not always, quantitative. A given aspect (water) may have several indicators (e.g., total water use, rate of water recycling, discharges to water bodies). The balance between quantitative and qualitative indicators will vary by aspect depending on a range of factors. Indicators have been aligned to the maximum degree possible with existing international conventions and agreements.

This hierarchy is informed by the system used by ISO 14000. Aspects are framed to reflect the issues, impacts, and stakeholder groups that link to the economic, environmental, and social concerns of report users. It may change over time as the field of performance measurement continues to evolve.

The level of stakeholder interest in a given aspect or indicator is the key determinant of its significance, or relevance, to a sustainability report. A pillar of the GRI framework is that aspects and indicators derive from an extensive, multi-stakeholder consultative process. By virtue of the level of interest expressed by stakeholders through these processes, these aspects and indicators represent a broad-based consensus of the significant issues and indicators regarding economic, environmental, and social performance.

Indicator Classifications

GRI does not seek to divide performance indicators into types based on the content or nature of the indicator (e.g., policy, input/output, impact), but rather generally organises according to the relevance of the issue to stakeholders. GRI performance indicators are classified along the following lines:

- Core indicators, in general, are: 1) those relevant to most reporters; and 2) of interest to most stakeholders.
- Additional indicators are viewed as one or more of the following: 1) leading practice in economic, environmental, or social measurement, though currently used by few reporters; 2) providing information of interest to stakeholders who are particularly important to the reporting entity; and 3) deemed worthy of further testing for possible consideration as a future core indicator.

The content or nature of the specific indicators associated with an aspect will depend on the information needs and purposes of the concerned stakeholders. In some cases, this will result in an emphasis on policy or management, while in others the focus may be on conditions within the organisation's operations (e.g., labour conditions), or on external conditions (e.g., changes in carbon emissions).

Qualitative vs. Quantitative Indicators

GRI recognises the value of both qualitative and quantitative information, and views both as complementary and necessary to presenting a balanced and reasonable picture of an organisation's economic, environmental, and social performance. Where possible, GRI employs quantitative indicators. However, certain topics, particularly in the field of social performance measurement, do not readily lend themselves to quantification. For example:

- A number may not provide a clear sign of a positive or negative impact. For example, environmental expenditures are relevant as a cost measure, but could suggest either improvement or deterioration in environmental performance.
- Numerical values may lose significant information through the process of consolidation. For example, measures of regulatory violations or union representation may lose much of their meaning when aggregated across countries with significantly different legal structures.
- The nature of certain issues may make quantitative measurements impossible. For example, a quantitative measure of bribery would be unlikely to reveal systematic efforts to eliminate bribery. Reporting organisations that do not engage in bribery will report zero, and those organisations that regularly employ bribery are unlikely to report systematic engagement in an illegal activity.

In situations where quantitative measures are not effective, GRI relies on qualitative measures of the reporting organisation's activities. For example, Section 3 of Part C, Governance Structure and Management Systems, includes queries of a more open-ended nature regarding overarching policies and programmes. However, GRI frames qualitative indicators to encourage responses that are scalable rather than requesting open-ended descriptive statements.

Reporting Indicators: Absolute Figures and Ratios
Reporting organisations should present raw performance data in terms of absolute figures, and for a given period of operation (most often a year). These absolute figures might be expressed in a currency or in physical units (such as tonnes, cubic metres, or gigajoules). Absolute figures provide information on the size of an impact, value, or achievement.

Relative figures are ratios between two absolute figures of the same or different kind. Ratios allow comparisons of similar products or processes. They also help relate the performance and achievements of one firm, business unit, or organisation to those of another. Ratio indicators provide information on the efficiency of an activity, on the intensity of an impact, or on the quality of a value or achievement.

Need for Reporting Absolute Figures
Absolute figures provide information about the magnitude of the reporting organisation's contribution to an overall effect. They are essential to any assessment of carrying capacity, ceiling, or limits—a core principle of sustainability. For example, the total amount of phosphorous (in tonnes) released to a river by a particular operation enables users to consider these releases relative to the river's carrying capacity (the total amount of phosphorous the river could carry without showing a certain effect, such as eutrophication). Absolute environmental figures are essential as a linkage to the carrying capacity of an ecosystem or any natural or physical compartment, such as a watershed or rainforest. The same is true for economic and social information (e.g., relating an organisation's total revenues or turnover to a state or national total). Making reference to these broader systems linkages is encouraged, and will help users to interpret absolute data. Even without a specific local context, absolute figures can also be useful for stakeholders trying to understand the relative magnitude of two organisations for purposes of prioritising efforts. For instance, a stakeholder seeking to identify the 10 largest emitters of a given pollutant would require absolute figures and would not find normalised data or ratios as useful.

In sum, absolute figures on economic, environmental, and social issues enable data users to:

- consistently track data;
- sum various releases into a total impact; and
- form additional ratios other than those already reported.

Need for Reporting Ratios
Ratios relate two absolute figures to each other and thereby provide context to both. For example, the fuel efficiency of a car can be expressed in the number of kilometres a user can drive per litre of gasoline consumed. This expresses the functional benefit of the car relative to the fuel required to achieve that benefit. Alternatively, to shift the focus to the impact of a particular activity's resource consumption, a reporter may choose a ratio of the litres of gasoline the car consumes per 100 kilometres. These indicators represent one type of integrated indicator as referenced in Section 5 of Part C.

Ratio indicators serve to:

- relate two aspects to each other;
- make relationships visible and interpretable; and
- enable comparison of different scales of operation relative to a specific activity (e.g., kilograms of product per litre of water used).

Ratios help illuminate linkages across the economic, environmental, and social dimensions of sustainable development. For example, eco-efficiency expresses the relation between the value of a product or service and its environmental influence, where value can be expressed in monetary or functional terms. While eco-efficiency relates economic and environmental aspects, it might also be useful to create a similar linkage between the economic and social aspects of organisational performance.

Ratios also can be particularly useful for comparing two organisations of different scales. Absolute figures give a sense of magnitude, but they do not tell the full story. The magnitude of an organisation's impact will not always correlate with its size. The statement that Organisation A uses 10 times the energy of Organisation B may be factually correct. However, Organisation A could also be 10 times as energy-efficient. In some situations, the absolute figure will be the most relevant piece of information, but in other situations, the efficiency will be a more relevant measure of economic, environmental, and social performance. Normalised data, which relate an absolute figure (e.g., accidents) to a common factor (e.g., hours worked), enable a report user to compare the relative efficiency of two organisations in managing an aspect of economic, environmental, and social performance, regardless of differences in size.

Organisations should form ratios with their performance data that make sense for their business and support their decision-making. They should select ratios for external reporting that allow better communication of their performance to their stakeholders, and will help inform stakeholders' decisions. Reporters should carefully consider what ratio indicators best capture the benefits and impacts of their business.

Types of Ratio Indicators and Their Application

There are three general types of ratio indicators: productivity/efficiency ratios, intensity ratios, and percentages. Each type of ratio indicator serves different purposes and communicates different information.

Productivity/Efficiency Ratios

Productivity/efficiency ratios relate value to impacts. Increasing ratios reflect improvements in the amount of value received per unit of impact.

Normally, businesses track financial performance with efficiency ratios. Increases in key financial indicators (e.g., sales and profit increases) reflect positive financial performance. In the same way, resource and environmental issues can be expressed in efficiency terms, by using, for example, the World Business Council for Sustainable Development's eco-efficiency indicators, which link product/service value and environmental influence.

Examples of productivity/efficiency ratios include:

- labour productivity (e.g., turnover per employee);
- resource productivity (e.g., sales per unit of energy consumption, GDP per unit of material input);
- process eco-efficiency (e.g., production volume per unit of waste, net sales per unit of greenhouse gas emissions in tonnes of CO_2 equivalent);
- functional eco-efficiency of products or services (e.g., water efficiency of a washing machine, fuel efficiency of a car); and
- financial efficiency ratios (e.g., profit per share).

Intensity Ratios

Intensity ratios express an impact per unit of activity or unit of value. A declining intensity ratio reflects performance improvement. Historically, many organisations tracked environmental performance with intensity ratios.

Examples of intensity ratios include:

- emission intensity (e.g., tonnes of SO_2 emissions per unit of electricity generated);
- waste intensity (e.g., amount of waste per production volume); and
- resource intensity (e.g., energy consumption per function, material input per service).

Percentages

Organisations regularly use ratios expressed in percentage terms. A percentage indicator is a ratio between two like issues, with the same physical unit in the numerator and denominator.

Examples of percentages that can be meaningful for use in performance reports include:

- input/output ratios (e.g., process yields);
- losses (e.g., electricity transmission loss, non-product output per materials input);
- recycling percentages (e.g., fraction of waste recycled per total waste);
- fractions (e.g., percentage of renewable energy, fraction of recycled materials, percentage of hazardous waste);
- quotas (e.g., percentage of women in upper management); and
- financial performance ratios (e.g., return on equity, return on operating assets).

Organisations are encouraged to use ratios or other integrated measures where it helps better communicate their overall economic, environmental, and social performance.

Annex 6: GRI Content Index

The goals of the GRI Content Index are twofold:

- to allow the user to quickly and conveniently identify the location of a specific piece of reported information listed in the *Guidelines*; and
- to allow the user to clearly understand the degree to which the reporting organisation has covered the content in the GRI *Guidelines*.

GRI is not prescribing a specific format for the Index in the 2002 *Guidelines*. It encourages reporters to create a format that effectively serves the above purposes. In general, the Index should be prominently identified. It should:

- be easy to read;
- be concise;
- clearly identify the location of information;
- list all of the GRI reporting elements; and
- enable the user to quickly identify which elements have been included in the report and where to find the information.

Reporting organisations also are encouraged to use the Index itself, or space near the Index, to provide explanations and future plans for omitted core indicators.

On the following page is an example of how an Index might appear. In this example, the Index includes the corresponding number for each reporting element in Part C of the *Guidelines*. The reporting organisation would place the number of the page(s) containing the information next to the appropriate reporting element. For any core indicators not included in the report, the reporting organisation would enter the letters "EX" followed by the page number where the explanation for the decision to exclude the indicator would be found. Alternatively, the reporting organisation may wish to put a short explanation of the reason for exclusion in the Index itself.

Sample GRI Content Index

Sample Content Index

CORE AND ADDITIONAL BY CATEGORY

Vision and Strategy	
1.1	pg
1.2	pg

Profile	
2.1	pg
2.2	pg
2.3	pg
2.4	pg
2.5	pg
2.6	pg
2.7	pg
2.8	pg
2.9	pg
2.10	pg
2.11	pg
2.12	pg
2.12	pg
2.14	pg
2.15	pg
2.16	pg
2.17	pg
2.18	pg
2.19	pg
2.20	pg
2.21	pg
2.22	pg

Management Systems	
3.1	pg
3.2	pg
3.3	pg
3.4	pg
3.5	pg
3.6	pg
3.7	pg
3.8	pg
3.9	pg
3.10	pg
3.11	pg
3.12	pg
3.13	pg
3.14	pg
3.15	pg
3.16	pg
3.17	pg
3.18	pg
3.19	pg
3.20	pg

Economic

Core		Additional		Other
Customers				
EC1	pg			
EC2	pg			
Suppliers				
EC3	pg	EC11	pg	
EC4	pg			
Employees				
EC5	pg			
Providers of Capital				
EC6	pg			
EC7	pg			
Public Sector				
EC8	pg	EC12	pg	
EC9	pg			
EC10	pg			
Indirect Economic Impacts				
		EC13	pg	

Environmental

Core		Additional		Other
Materials				
EN1	pg			
EN2	pg			
Energy				
EN3	pg	EN17	pg	
EN4	pg	EN18	pg	
		EN19	pg	
Water				
EN5	pg	EN20	pg	
		EN21	pg	
		EN22	pg	
Biodiversity				
EN6	pg	EN23	pg	
EN7	pg	EN24	pg	
		EN25	pg	
		EN26	pg	
		EN27	pg	
		EN28	pg	
		EN29	pg	
Emissions, Effluents and Waste				
EN8	pg	EN30	pg	
EN9	pg	EN31	pg	
EN10	pg	EN32	pg	
EN11	pg			
EN12	pg			
EN13	pg			
Suppliers				
		EN33	pg	
Products and Services				
EN14	pg			
EN15	pg			
Compliance				
EN16	pg			
Transport				
		EN34	pg	
Overall				
		EN35	pg	

Social

Core		Additional		Other
Employment				
LA1	pg	LA12	pg	
LA2	pg			
Labour/Management Relations				
LA3	pg	LA13	pg	
LA4	pg			
Health and Safety				
LA5	pg	LA14	pg	
LA6	pg	LA15	pg	
LA7	pg			
LA8	pg			
Training and Education				
LA9	pg	LA16	pg	
		LA17	pg	
Diversity and Opportunity				
LA10	pg			
LA11	pg			
Strategy and Management				
HR1	pg	HR8	pg	
HR2	pg			
HR3	pg			
Non-discrimination				
HR4	pg			
Freedom of Assoc. & Collective Bargaining				
HR5	pg			
Child Labour				
HR6	pg			
Forced and Compulsory Labour				
HR7	pg			
Disciplinary Practices				
		HR9	pg	
		HR10	pg	
Security Practices				
		HR11	pg	
Indigenous Rights				
		HR12	pg	
		HR13	pg	
		HR14	pg	
Community				
SO1	pg	SO4	pg	
Bribery and Corruption				
SO2	pg			
Political Contributions				
SO3	pg	SO5	pg	
Competition and Pricing				
		SO6	pg	
		SO7	pg	
Customer Health and Safety				
PR1	pg	PR4	pg	
		PR5	pg	
		PR6	pg	
Products and Services				
PR2	pg	PR7	pg	
		PR8	pg	
Advertising				
		PR9	pg	
		PR10	pg	
Respect for Privacy				
PR3	pg	PR11	pg	

ACKNOWLEDGEMENTS AND DISCLAIMER

GRI thanks all of the individuals listed in the following pages, as well as the hundreds of others who contributed time and ideas to the development of the GRI *Guidelines*. While input from the individuals and groups that follow contributed to the development of these *Guidelines*, not all contributors necessarily endorse all of its content. The GRI Board of Directors is solely responsible for such content. Archives of the processes leading to the *Guidelines* are available on www.globalreporting.org.

Steering Committee

Roger Adams	Association of Chartered Certified Accountants
Anil Agarwal	Centre for Science and Environment
Jacqueline Aloisi de Larderel	United Nations Environment Programme, Division of Technology, Industry, and Economics
Mark Bateman	Investor Responsibility Research Center
Nancy Bennet	United Nations Environment Programme
Maria Emelia Correa	CECODES (Columbian Business Council for Sustainable Development)
John Elkington	SustainAbility Ltd.
Magnus Enell	ITT Flygt AB
Toshihiko Goto	Environmental Auditing Research Center
Adrian Henriques	New Economics Foundation
Franz Knecht	Connexis
Erin Kreis	General Motors Corporation
Judy Kuszewski	SustainAbility, Ltd.
Markus Lehni	World Business Council for Sustainable Development
Robert Kinloch Massie	Coalition for Environmentally Responsible Economies
Judith Mullins	General Motors Corporation
Amy Muska O'Brien	Council for Economic Priorities
Janet Ranganathan	World Resources Institute
Tauni Sanchez	World Business Council for Sustainable Development
Preben Sorensen	Deloitte Touche Tohmatsu
Virginia Terry	SustainAbility Ltd.
Kimie Tsunoda	Green Reporting Forum
Alan Willis	Canadian Institute of Chartered Accountants
Simon Zadek	AccountAbility

Revisions Working Group

Mark Bateman	Investor Responsibility Research Center
Vanida Govender	Eskom
Aditi Haldar	Development Alternatives
Adrian Henriques	Independent Adviser
Erin Kreis	General Motors Corporation
Mark Lee	Business for Social Responsibility
Ron Oswald	International Union of Food, Agricultural, Restaurant, Catering, Tobacco and Allied Workers' Associations
Amara Pongsapich	Social Research Institute, Chulalongkorn University
Janet Ranganathan	World Resources Institute
Daniel Taillant	Centro de Derechos Humanos y Medio Ambiente
Ralph Thurm	Siemens
Alan Willis	Independent Chartered Accountant

Measurement Working Group

MWG Co-Chairs

Chandra Bhushan	Centre for Science and Environment
Ivo Knoepfel	SAM Group
Christopher Tuppen	British Telecom

MWG Members

*** Denotes membership in the Core MWG*

Roger Adams **	ACCA
Noman Ahmed	The Federation of Pakistan Chambers of Commerce & Industry
Mark Anielski	Pembina Institute for Appropriate Development
Dato' A.Aziz Mat	SIRIM
Pascal Bader	Ministerium für Umwelt und Verkehr Baden Württemberg Referat 21 – Grundsatzfragen der Umweltpolitik
Judith Bakirya	STRONGO
Janet Barber	Formerly with WWF
Nancy Bennet **	United Nations Environment Programme
Otti Bisang **	Credit Suisse
Andrew Brengle	Kinder Lydenberg Domini & Co.
Gail Brownell	Agilent Technologies
Patrik Burri	Credit Suisse
Editha Cabrera **	San Miguel Brewing
Catherine Cameron	Independent
Raheem M.Cash	Logistics Management Institute
Olivia Castillo	Asia Pacific Roundtable for Cleaner Production
Christian Chavagneux	l'Économie Politique
Aleg Cherp	Central European University
Ann Close	Environment Australia
Susan Cote-Freeman	Transparency International
Arnoud Coulsen	Lafarge
Martial Cozette	Centre Français d'Information sur les Entreprises
Aron Cramer	Business For Social Responsibility
Priscilla Crubézy	Caisse des dépôts et consignations
Claudia Velosa da Silva	VfU – Verein für Umweltmanagement in Banken, Sparkassen und Versicherungen e.V.
Vic Desotelle	InKNOWvate
Frauke Druckrey	VCI
Oliver Dudok van Heel	Amnesty International UK Business Group
Stanislas Dupre	Utopies
Robin Edme	Terra Nova Conseil
Paul Farrow	IFC Consulting of Canada
Francois Fatoux	Observatoire sur la Responsabilite Societale des Entreprises
Ira Feldman	Greentrack Strategies
Rob Fredericks	Ford Motor Company

Patrice Gaudineau	SNCF
Brian Glazebrook	Ecobalance/PricewaterhouseCoopers
Carl Gminder	Institut für Wirtschaft und Ökologie
Richard Gordon	Manaaki Whenua – Landcare Research
Noam Gressel	M.A.A.L.A.- Business for Social Responsibility in Israel
Beat Grueninger	B&SD Business and Social Development GmbH
Katherine Hagen	Hagen Resources International
Aditi Haldar	Development Alternatives, India
Abdul Hameed	Universiti Teknologi MARA
Peter Hardi	International Institute for Sustainable Development
Andy Harris	Waste Recycling Group Plc
Adrian Henriques	Independent
Stephen Hine	Ethical Investment Research Service
Jennifer Hodge	Syracuse University
Martin Hollands	Fauna & Flora International
Michael Hopkins	Middlesex University Business School
Rob Hounsome	CSIR
Rupert Howes	Forum for the Future
Fabiana Ikeda de Oliveira	B&SD Ltda.
Uwem E. Ite	Department of Geography, Lancaster University
Vincent Jacob	French Ministry of the Environment
Jee In Jang	Chung-Ang University
Dwight Justice **	International Confederation of Free Trade Unions
Estelle Kistner	O2 France
Kathrin Klaffke **	Imug
Erin Kreis	General Motors Corporation
Jochen Krimphoff	PricewaterhouseCoopers LLP
Carmen Kühnl	Siemens AG
Hidefumi Kurasaka **	Representing Japanese Ministry of Environment
Luc Lampriere	John F. Kennedy School of Government, Harvard University
Carlos Larrinaga-González	Universidad de Burgos
Michael K.Le Roy	Wheaton College
Mark Lee **	Business For Social Responsibility
Markus Lehni **	Deloitte Touche
Karina Litvack	Friends Ivory and Sime
Eric Loiselet	Terra Nova Conseil
Keri Luly	Amethyst Group, Inc.
Jose Madiera **	European Commission
Mapula Makara	Sasol
Tom McInerny	SAI
Anne Melchiorsen	PricewaterhouseCoopers
Caroline Mitchell	BP
José Moneva	Universidad de Zaragoza
Robert Montgomery	Inter-American Development Bank

Kaspar Müller	Ellipson AG
Sara Murphy	Forum for the Future
Valdemar de Oliveira Neto	Instituto Ethos
Ron Nielsen	Alcan, Inc.
Mikael Niskala	KPMG Sustainability Services
Scott Noesen	Dow Chemical
Harry Pastuszek	IFC Consulting
Mike Pierce	Institute of Social and Ethical AccountAbility
Amara Pongsapich **	Social Research Institute
Birgit Poulsen	FDB Co-op Denmark
Grace Jean Raar	Deakin University
Walt Ralph	General Motors Corporation
Jorgen Randers **	Representing WWF
Janet Ranganathan	World Resources Institute
Rainer Rauberger	Henkel
Rick Reibstein	US EPA
Jo Render	First Peoples Worldwide/ First Nations Development Institute
Kristina Ringwood	WMC
Leonardas Rinkevicius	Kaunas University of Technology
Ruth Rosenbaum **	CREA
Sheila Ross	University of Liverpool
Aurora Rossodivita	Eurelectric
Darin Rovere	Centre for Innovation in Corporate Responsibility
David Russell **	Dow Chemical
Tauni Sanchez **	World Business Council for Sustainable Development
Veric Sandborg	Baxter
Lutz-Guenther Scheidt **	Sony
Philippe Schiesser	ECOEFF/Eco-Conception Conseils
Eberhard Seifert	Wuppertal Institut für Klima, Umwelt und Energie
Faiz Shah	RBI–Responsible Business Initiative
Gordon Sillence	Instituto Português de Ecologia
Brad Simmons	Ford Motor Company.
Corey Snyder	Procter & Gamble
Lieven Somers	Vlerick Leuven Gent Management School
Mark Spetter	Resense Duurzaam
Ralf Klemens Stappen	Francis of Assisi Academy for the Protection of Earth
Amanda Steele	Prime Minister's Community Business Partnership
Bhanu Swaminathan	Fertiliser Association of India
Darren Swanson	Harvard University
Daniel Taillant	Centro de Derechos Humanos y Medio Ambiente
Nicolas Théry	CFDT
Allison Thomas	PricewaterhouseCoopers LLP
Vic Thorpe	Just Solutions
Thierry Thouvenot	WWF-France

Ralph Thurm **	Siemens
Michael Totten	Conservation International
George Tsogas	Luton Business School, Luton University
Kimie Tsunoda	Green Reporting Forum
Stephan Versteege	BECO Environmental Management & Consultancy
Mathis Wackernagel **	Redefining Progress
Mark Wade	Shell International
Marcus Wagner	Centre for Sustainability Management, University of Lüneburg
David Weissbrodt	University of Minnesota Law School
Christopher Wells **	Unibanco
Ulrika Wennberg	Global Responsibility
Heather White	Verite
Simon Zadek	Institute of Social and Ethical AccountAbility
Anne Zollner	International Labor Affairs Bureau, U.S. Department of Labor

Participants in the Structured Feedback Process

Company	Industry	Country
Agilent	Information technology	USA
BASF	Chemicals	Germany
Baxter International	Medical supplies	USA
Bayer AG	Life sciences/chemicals	Germany
British American Tobacco	Tobacco products	UK
CWS Powder Coatings	Chemicals	Germany
ESAB	Welding supplies	Sweden
Ford Motor Company	Automobiles	USA
Gaz de France	Energy utility	France
General Motors Corporation	Automobiles	USA
Halliburton	Energy services	USA
Ito Yokado	Retail	Japan
Jebsen and Jessen	Industrial products/services	Singapore
Kirin Brewery	Food and beverage	Japan
Natura	Personal care	Brazil
Nike	Apparel	USA
Panasonic (Matsushita Electric)	Electronics	Japan
Procter & Gamble	Consumer products	USA
Renault	Automobiles	France
Rio Tinto	Mining	UK
Royal Dutch/Shell	Oil and gas	UK
Siam Kraft	Paper products	Thailand
SKF Group	Metal products	Sweden
Suncor Energy	Oil and gas	Canada
Sydkraft Group	Energy services	Sweden
Texaco	Oil and gas	USA
TotalFinaElf	Oil and gas	France
TransAlta	Energy utility	Canada
TXU Europe	Energy utility	UK
Vivendi Environnement	Communications	France
WSP Group	Construction consulting	UK

GRI Secretariat

Allen L. White	Acting Chief Executive

Tim Brennan
Mark Brownlie
Julie Cramer
Emily Ford
Sean Gilbert
Rob Graff
Naoko Kubo
Teodorina Lessidrenska
Liz Siddle
Alyson Slater
Bridget Snell
Iain Watt

Advisors

Nancy Bennet
Aditi Haldar
Paul Hohnen
Victor Thorpe

GRI CHARTER GROUP

The Charter Group comprises organisations that publicly endorsed GRI at the time of its inauguration at the United Nations headquarters on 4 April 2002. Corporate members of the Charter Group provided financial contribution to GRI's capitalisation fund. GRI gratefully acknowledges the support of all participating organisations.

The Charter Group comprises the following organisations:

AccountAbility (Institute for Social and Ethical Accountability)
Amnesty International
Association of Chartered Certified Accountants
Baxter International Inc.
CERES
Consejo Empresario Argentino para el Desarrollo Sostenible
Conservation International
Consumers International
Ford Motor Company
General Motors Corporation
Greenpeace International
Human Rights Watch
Instituto Ethos de Empresas e Responsabilidade Social
KPMG
Nike Inc.
Office of the United Nations High Commissioner for Human Rights
Oxfam International
PricewaterhouseCoopers
Royal Dutch/Shell
Social Accountability International
Tellus Institute
Transparency International
United Nations Environment Programme
World Bank Group
World Conservation Union (IUCN)
World Resources Institute
WWF International

Global Reporting Initiative
Sustainability Reporting Guidelines


Global
Reporting
Initiative™

www.globalreporting.org

Global Reporting Initiative
Interim Secretariat
11 Arlington Street
Boston, MA 02116 USA
Tel: +1-617-247-0700
Fax: +1-617-267-5400

As of September 2002,
the GRI Secretariat will be located
in Amsterdam, The Netherlands.
Please check the GRI website
for contact details.

Printed in South Africa.

EXHIBIT C

COMPANY'S *GLOBAL CITIZENSHIP REPORT 2001: VISION & VALUES*

intel®

Global Citizenship Report 2001

Vision & Values





TASHKENT
KYRGYZSTAN
AFGHANISTAN



Contents

This report contains data from 1999 through 2001. It was published in 2002.
To view the report on the Internet, visit: **www.intel.com/intel/finance/social.htm**
If you have questions or comments, send e-mail to: **Responsibility@Intel.com**



Q&A with Craig Barrett

For a view on Intel's thinking regarding corporate responsibility, Craig Barrett, our CEO, responded to a few questions about our approach.

Q: What is Intel's approach to corporate responsibility?

A: Much like other core operating programs at Intel, our ideas about corporate responsibility are embedded in the way we do business throughout the organization—in human resources; purchasing; quality; investor relations; legal; and environment, health and safety—in every aspect of our company. Our commitment to doing the right things right runs deep in our corporate culture. We don't view corporate responsibility as a fad or marketing scheme. In fact, much of what we address in this report has been a part of the way we've done business since Intel was founded in 1968.

Q: Why publish a citizenship report?

A: Over the past several years, expectations have changed. Making a profit for shareholders is still the top priority. However, corporations now are also expected to be good citizens. We view corporate citizenship as the relationship forged between Intel, the communities in which we operate and society in general. At Intel, corporate citizenship is firmly anchored in our corporate values.

Intel CEO Craig Barrett on Corporate

Although this is Intel's first public report focusing on corporate responsibility, it builds on our long-standing efforts to ensure accountability and transparency in our environmental, health and safety reporting—and also on our long-term commitment to being a good neighbor in our communities and a great place to work for our employees.

Q: Has the global economic slowdown affected Intel's corporate citizenship efforts?

A: This recent downturn has been the toughest business cycle Intel—and the industry in general—has ever faced. Despite this difficult economic environment, we were able to achieve many of our global citizenship goals. For example:

- We reduced environmental emissions and improved our already world-class health and safety performance.
- We expanded the Intel® Teach to the Future program to reach 300,000 teachers worldwide and opened Intel Computer Clubhouses in 25 additional locations around the world.
- We remain broadly recognized as a responsible investment for socially conscious investors. For example, Intel was included in the inaugural FTSE4Good* U.S. and Global Indices and named "Technology Sector Leader" of the Dow Jones Global Sustainability Index.
- Our company volunteers received the 2001 Points of Light award for donating their time and talents to support the International Year of the Volunteer.
- Our sites around the world continued to be valuable and contributing members to their local communities. Many have received recognition and won awards for their accomplishments.

Q: Does that mean that Intel is doing everything right?

A: Corporate responsibility doesn't have a defined finish line. We are proud of what we have accomplished—and we've got a lot more to do. Continuous improvement is a part of our value system, so we are constantly modifying, changing, and growing programs and approaches so that we can achieve even better results. As you read through this report, you will see that we are identifying areas of leadership as well as areas where we still have work to do.

Q: What challenges lie ahead with respect to corporate responsibility?

A: One of our challenges moving forward is to be responsive to our various stakeholders as the definition and focus of corporate responsibility are defined. Intel is monitoring the many standard-setting initiatives underway around the world, and we are actively engaged in helping to shape some of these initiatives. We are also identifying and strengthening our data collection and reporting systems across the triple bottom line. This entire discipline is getting more attention by investors, legislators and our own employees worldwide. Our challenge in the future will be to continue to measure and improve on our results.

Q: What does that mean specifically?

A: More accountability. In the past year, we have enhanced reporting on our public Web sites in the areas of community involvement, education outreach, diversity, workplace environment and environmental performance. The measurement of our corporate responsibility efforts must be easily available so that our various stakeholders can assess our performance for themselves. We must not only do what we say, but also say what we do. That's what this report is all about.







"We view corporate citizenship as the relationship forged between Intel, the communities in which we operate and society in general."

Founded in 1968 to build semiconductor memory products, Intel introduced the world's first microprocessor in 1971.



Intel Corporation—A Global

Intel supplies chips, boards, systems, software, networking and communications equipment, and services that are the "ingredients" of computer architecture and the Internet.

Intel computing and communications products are the basic building blocks of the Internet. Even though 500 million PCs are in use today worldwide, only 10% of the world's population is online so far. As digital computing and communications increasingly converge, the online revolution is just beginning.

We predict tremendous growth in the next two decades—with ubiquitous networks worldwide, and tens of millions of servers connecting billions of PCs and other clients. Intel is positioned to be at the heart of this long-term technology build-out, with innovative products targeted at key Internet areas.


www

To learn more about Intel, visit:
www.intel.com
To learn more about our manufacturing, visit:
www.intel.com/pressroom/kits/manufacturing



Technology


Intel Revenues and Income
(dollars in billions)
Net Revenues
Net Income
35
30
25
20
15
10
5
0
1999
2000
2001


Intel Geographic Breakdown of Revenues
1999
2000
2001
(percent)
45
40
35
30
25
20
15
10
5
0
Japan
Europe
Asia-Pacific
North America



Computing



Communications


Washington
Oregon
California
Colorado
New Mexico
Arizona
Massachusetts
Ireland
Costa Rica
Israel
Shanghai
Philippines
Malaysia

Intel manufacturing sites around the world



Don't be encumbered by the past. Go off and do something wonderful.

Executive Summary & Key Indicators

Each of our stakeholder groups has different and growing information needs. This citizenship report attempts to cover the points of interest to various Intel stakeholders: our employees, communities, shareholders, legislators, educators and non-governmental organizations. The report addresses many of the primary components of the global reporting initiative (GRI) guidelines, with additional descriptions and supporting metrics where appropriate.

This report covers programs and results from 2001. However, since this is our first report, much of the content on principles and practices goes even further back in time. We address Intel worldwide operations and cover key efforts in community outreach; external education initiatives; and environment, health and safety. We also cover other efforts related to corporate responsibility, such as supply chain management, organizational health and great place to work programs, diversity, and corporate culture and values.

To provide meaningful trends, we have included three years of data wherever possible. Where additional data is available from other Intel Web sites, we have called that out as well. In addition, we have incorporated key goals and results from 2001 throughout the report.

2002 Goals

Environment

- Recycle 45% of the chemical waste generated from our worldwide facilities.
- Recycle 60% of the solid waste generated from our worldwide facilities.
- Offset at least 25% of our total incoming fresh water supply needs with reclaimed water and more efficient systems.
- Incorporate energy-efficiency design requirements into our design and procurement processes.
- Register all of our semiconductor facilities worldwide to ISO 14001.

Health and Safety

- Be the world-class benchmark for employee health and safety performance.

Education and Charitable Contributions

- Install 25 new Intel Computer Clubhouses, increasing our global presence from 15% to 25%.
- Deliver Intel® Teach to the Future teacher development program to 500,000 teachers worldwide.

Workplace and Diversity

- Redesign our performance review system to strengthen meritocracy, reduce cycle time and better support Intel's strategic objectives.
- Keep our undesired turnover below market rates in all of our markets.
- Regardless of business conditions, retain or increase representation of women and under-represented minorities in key technical positions.
- Hire diverse technology college graduates in the U.S. at a level higher than availability.
- Continue support of Historically Black Colleges and Universities (HBCUs) via donations, retention, and/or enrollment grants and hiring goals.
- Increase spending with minority and women-owned suppliers, and ensure inclusive bidding process.







Computer recycling

Intel's Mission

To do a great job for our customers, employees and stockholders by being the preeminent building block supplier to the worldwide Internet economy

Intel's Values

- *Customer Orientation*
- *Discipline*
- *Risk-Taking*
- *Results Orientation*
- *Quality*
- *Great Place to Work*



Intel's Vision, Mission and Values

The Intel corporate values statement—first defined as long ago as the early 1970s—provides a template that guides our business behavior as well as our personal interactions in the workplace. Our values statement quickly conveys to employees and stakeholders what Intel is all about—what we value. The first day on the job for every Intel employee begins with an introduction to Intel's mission, objectives and values, as well as training on the 40+ behaviors that exemplify those values. As a constant reminder, every employee badge is emblazoned with the values, and posters listing the mission and values are displayed throughout our workplaces.

The interpretation of our mission, objectives and values means that Intel must...supply products that are performance and price competitive, of high quality, and when the customer wants them...offer competitive compensation and opportunities for continuous professional development...deliver a good return on stockholders' investments...and work hard, as a global citizen, to achieve the goals of the triple bottom line.

"Our values are timeless and do not depend on business conditions."

—Andy Grove, *Intel Chairman*





Intel always strives to conduct business with uncompromising integrity and professionalism.

Policies, Organization & Management

Intel's Principles for Responsible Business

In 2001, the Intel Board of Directors approved a high-level set of business principles, based on long-standing internal policies that summarize our commitment to being a responsible corporate citizen. These principles define a minimum set of ethical standards for all Intel employees worldwide and are meant to reflect cultural differences in international locations. Intel adheres to strict standards of honesty and conducts business with uncompromising integrity and professionalism. These principles:

- Reflect a corporate decision on how we perform global activities.
- Are relevant to all Intel employees worldwide.
- Are approved and managed by Intel's Management Committee.
- Are reviewed on a regular basis.

Intel is committed to applying internal management systems and reporting structures to ensure adherence to these principles across our organization.

Accordingly,

- Intel respects, values and welcomes diversity in its workforce, its customers, its suppliers and the global marketplace. Intel will comply with applicable laws and provide equal employment opportunity for all applicants and employees without regard to race, color, religion, sex, national origin, ancestry, age, disability, veteran status, marital status, sexual orientation or gender identity. This applies to all areas of employment. Intel also provides reasonable accommodation to disabled applicants and employees to enable them to apply for and to perform the essential functions of their jobs.
- Intel will provide a workplace free of sexual harassment as well as harassment based on race, color, religion, sex, national origin, ancestry, age, disability, veteran status, marital status, sexual orientation or gender identity. We will not tolerate such harassment of employees by managers, co-workers or non-employees in the workplace.
- Intel will achieve high standards of environmental quality and product safety, and provide a safe and healthful workplace for our employees, contractors and communities. We will comply with applicable environmental, health and safety regulatory requirements as a minimum and implement programs and processes to achieve greater protection, where appropriate. We seek a workplace free of occupational injury and illness. We are committed to conserving natural resources, and reducing the environmental burden of waste generation and emissions.
- Intel expects its suppliers to comply with applicable laws concerning occupational health, safety and environmental protection; to strive for a workplace free of occupational injuries and illnesses; and to engage in manufacturing that minimizes impact to the environment and the community. We expect suppliers to maintain progressive employment practices and comply with applicable laws, including, at a minimum, those covering non-discrimination, child labor, minimum wages, employee benefits and work hours.
- Intel respects the privacy of consumers, customers and employees. Intel is committed to user privacy in our products and services. We support consumer choice and informed consent.
- Intel will provide a secure business environment for the protection of our employees, products, materials, equipment, systems and information.

Intel's Online Privacy Policy

- *We support U.S. privacy standards to protect Internet users.*
- *We believe such standards are the key to addressing privacy needs and providing a level playing field for business.*
- *We support consumer privacy on the Internet and agree to the need for a comprehensive, systematic and national approach to protecting privacy.*
- *We believe that any legislation should mandate that Web sites provide clear and conspicuous notice of their practices when information is collected, and provide Internet users with the ability to opt-out of the use or disclosure of personal information unrelated to the transaction.*
- *We care about the privacy of consumers, customers and our employees. Our leadership in privacy includes the incorporation of privacy-enhancing technologies at www.intel.com, our achievement of privacy seals from BBBOnLine* and TRUSTe*, and being one of the first U.S. companies to join the European Union's Safe Harbor for customer data.*

www

To review Intel's Privacy Policy, visit: **www.intel.com/sites/corporate/privacy.htm**

Redeployment: An Innovative Approach to Business Cycles

Redeployment is the movement of employees to areas of greater return when there has been a change in business conditions. Since the early 1990s, Intel's redeployment program has provided job search time and other support for eligible employees who have been affected by such changes. Redeployment recognizes the needs of Intel, stockholders and employees. We are committed to providing an environment where the internal movement of employees is accepted and encouraged. Redeployment allows Intel to remain competitive and increases opportunities for employees. Although the precise structure of the program is subject to modifications, Intel will continue to use redeployment to help manage change.



- Intel prohibits bribes and kickbacks, either directly or through a third party.
- Intel encourages competition, which benefits consumers by prohibiting unreasonable restraints on trade. Intel competes vigorously while at the same time adhering to both the letter and spirit of anti-trust laws.
- Intel recognizes and respects the right of our employees to support or oppose representation or association with outside organizations. We believe that outside representation is not necessary to be treated fairly, with dignity and respect, and to receive competitive wages and benefits. We are committed to treating our employees fairly and providing them with safe jobs and competitive wages and benefits.
- We are committed to continuous improvement in our performance and to sharing the knowledge that we gain with our employees, customers, suppliers, shareholders, the communities in which we live and work, the scientific community, government and industry.


www

To learn more about our business principles and corporate responsibility, visit:
www.intel.com/intel/finance/social.htm

Corporate Governance

The majority of Intel's Board of Directors is independent and receives no consulting, legal or other fees from Intel other than compensation. The board appoints committee members, and four of these committees—Audit, Nominating, Compensation and Corporate Governance—consist exclusively of independent directors. At least annually, the board reviews Intel's strategic long-range plan, business unit initiatives, capital projects, budget matters, and the performance of the chief executive officer and other senior management personnel.

Our Corporate Governance Guidelines reflect Intel's mission, values and business principles.


www

To view our Corporate Governance Guidelines, visit:
www.intel.com/intel/finance/corp_gov.htm

Equity, Quality and Productivity in the Workplace

Intel's Great Place to Work Value is Evident in Our Human Resource Management Systems

- We recognize and reward accomplishments.

Meritocracy—evaluation based on accomplishments, not on length of service or personal connections—is the foundation of Intel's management systems. Annual written reviews for all employees include 360-degree feedback. Success is shared across the board; every Intel employee is eligible for stock options and stock purchase programs, and all employees receive two annual bonuses based on the company's performance.

- We promote a challenging work environment that develops our diverse workforce.

We believe one of Intel's greatest strengths is the breadth and depth of the diversity of our facilities around the world. We support opportunities and activities that allow people to explore, support, and celebrate their unique backgrounds and interests. Training and education opportunities are plentiful, and continuous improvement is intrinsic to Intel's workplace culture.

- We manage performance fairly and firmly.

Employees are given clear performance objectives and are held accountable for results. When business conditions demand a workforce reduction strategy, Intel tries to avoid layoffs by moving employees into our innovative redeployment program (see Redeployment box on page 14).

- We are open and direct.

Intel's open workspaces are symbolic of our belief in the importance of open and direct communication. We believe that all employees need to have in-depth knowledge about our business so they can make informed decisions. Regular open forums, quarterly business update meetings and accessibility to any level of management, including the CEO and Chairman, ensure that employees have information they need and are encouraged to ask questions. The long-standing Write To Know program, where employees can anonymously ask challenging questions and receive prompt responses, demonstrates Intel's commitment to two-way, open and direct communication.

- We work as a team, with respect and trust for each other.

Our egalitarian work environment puts employees on an equal footing. Intel does not have executive dining rooms or reserved parking spaces. Our emphasis is on contributions made by the individual, not on a job title or a position on the organization chart. Employees work side-by-side, on an informal, first-name basis, to achieve common goals.

- We strive to achieve the highest standards of excellence—and to continuously improve.

A commitment to world-class quality underscores all of Intel's management systems. Our quality system architecture encompasses both management processes and a framework for consistent product and service quality support in a marketplace known for high-velocity change.

The Intel Quality Award, introduced in 1991, recognizes business groups that have reached high levels of sustained excellence while demonstrating our six core values. Recipients share their successful approaches and solutions, and serve as role models for other organizations as they search for ways to increase the company's competitiveness.

The organizations applying for this prestigious internal award use a self-assessment tool, based on the Malcolm Baldrige National Quality Award criteria, to provide an in-depth assessment of all aspects of the business, including operational processes, leadership systems, strategic planning, data systems, employee development and well-being, finances and business results. This tool is used to create measurable, continuous improvement plans in a systematic and sustained way to help Intel meet new challenges.

"Most of the managers I have come in contact with are exceptional in their understanding of and ability to communicate goals and values."

Intel Global Employee Survey, 2000

Intel's Great Place to Work value includes the commitment to "Be an asset to our communities worldwide."

Beginning in 2001, each Intel business group also developed and implemented an Operational Excellence Plan designed specifically to address key business opportunities and challenges unique to their business. Many Operational Excellence plans were based on the output of the self-assessments noted above.

Accountability with Stakeholders

With Shareholders

Shareholders are increasingly interested in a company's social responsibility philosophy and track record as well as its financial bottom line. Since 1996, Intel has proactively communicated with individuals and investment groups concerned about environmental and other social issues. Every year Intel conducts more than a dozen major investor presentations, completes about 30 rigorous surveys from investment groups and non-governmental corporate monitors around the world, and fields inquiries from thousands of individuals both inside and outside the company.

Many fund and index managers who predicate their investment recommendations on the environmental and social, as well as financial, performance of a company have analyzed Intel and qualified us as meeting their "social responsibility" selection criteria. These funds include:

- Dow Jones Sustainability Index* "Sustainability Leader in Technology Market Sector"
- FTSE4Good* U.S. and Global 100 Indices 2001
- Citizen's Index*
- Calvert Social Index*
- Domini 400 Social Index*
- KLD-Nasdaq Social Index*
- Innovest Group "AA" Ranking

With Government Officials

Intel works with local and national legislators around the world on a variety of corporate responsibility issues. In 2001, we played an active role in engaging the European Commission as they debated the future direction of corporate social responsibility (CSR) in the European Union. Intel representatives attended the Belgian European Union Presidency Conference on CSR and shared ideas during meetings with European Commissioners for Enterprise and Information Society as well as Employment and Social Affairs.

We also work with government officials on other important policy issues, including broadband deployment, privacy and cyber-security, education, benefits and workforce development, trade issues, digital rights management, and energy and environmental policy.

We welcome the opportunity to share our experiences and views with government officials to build understanding and work through issues related to corporate responsibility.

With Our Communities

Intel routinely meets with local groups near our manufacturing sites to discuss community or environmental programs. That practice, formalized in the mid-1990s with the introduction of Community Advisory Panels, is now a standard part of the way we maintain communications with neighboring communities at our major locations.

In 1997, we conducted our first Community Perception Survey to gauge stakeholder perceptions of Intel's social responsibility, work environment and economic environment. The survey is now a formal planning tool for managing stakeholder relationships at each of Intel's manufacturing sites.

With Our Customers

Our success depends on working closely with our customers. Our Vendor of Choice (VOC) system helps Intel create value for our customers and rewards our employees for excellence in customer service. Each quarter, we rate our VOC performance, and every Intel employee is eligible to receive an additional day of pay as part of their twice-yearly cash bonus when our VOC rating is 90% or higher.

With Our Suppliers

We believe that the best way to promote excellent supplier performance is to select the best suppliers and work with them cooperatively. Since 1993, we have held annual Supplier Days during which more than 700 suppliers gather to discuss Intel's expectations. We have developed and implemented a supplier assessment process for monitoring environmental, health and safety performance as well as human resource practices such as adherence to age and work-hour standards. Working with members of Semiconductor Equipment and Materials International (SEMI), Intel helped incorporate these criteria into a Standardized Supplier Quality Assessment tool that all companies in our industry can utilize. In 2001, Intel performed more than 200 assessments of our suppliers worldwide using this tool, and we expect that the continued use of this assessment will raise the performance of all of our suppliers.

In 2001, Intel introduced its environmental product content specifications for suppliers. These specs identify materials that should not be used in Intel products or in its outsourced operations.


WWW

For more information on this specification, visit: http://supplier.intel.com/ehs/environmental.htm

In addition, for more than three years, Intel has asked our paper and paper-packaging suppliers to eliminate the purchase of materials from old growth or ancient forests.


WWW

For more information on supply chain management, visit: http://supplier.intel.com

How Intel Chooses a Site

Intel continuously researches global sites for potential future expansion. Our comprehensive site selection process evaluates several criteria, including the land's physical characteristics, local utility infrastructure, transportation capabilities, technical workforce, construction and supplier capabilities, human and labor rights, permitting and investment conditions, and risk assessment of security issues such as corruption, terrorism, crime and political instability.

"Intel has become a corporate leader in environmental stewardship—and one of the EPA's greatest partners."

—**Christie Whitman**, *Administrator, U.S. Environmental Protection Agency*

Income Before Taxes and Net Income
(dollars in billions)



Income Before Taxes
Net Income
20
15
10
5
0
1999
2000
2001

Diluted Earnings Per Share
(dollars adjusted for stock splits)



1.6
1.2
0.6
0.4
0
1999
2000
2001

Return on Average Stockholders' Equity
Percent



45
40
35
30
25
20
15
10
5
0
1999
2000
2001

Intel's Global Citizenship Performance

Traditional Bottom Line: Economic Performance

In 2001, the high-tech industry was characterized by high inventory levels and manufacturing over-capacity. Parts of the high-tech infrastructure had been built ahead of anticipated demand, leading many companies to cut back on their technology expenditures. In addition, the dot-com collapse contributed to market declines that affected all areas of the high-tech industry.

All this made for a pretty bleak year for Intel financially. Revenues for 2001 were $26.5 billion, down 21% from 2000. Including acquisition-related costs of $2.5 billion, net income for 2001 was $1.3 billion, down 88% from $10.5 billion in 2000. Excluding these costs, net income was $3.6 billion, down 70% from 2000.

Our sales came from an increasingly international market. We ended 2001 with nearly two-thirds of our sales generated outside the Americas. However, sales were lower in all regions than they were in 2000, reflecting the worldwide reach of the downturn.

The history of technology revolutions is told in cycles of boom, bust and build-out. Despite the recent downturn, we are confident that we will see decades of future growth in Internet-related technologies. Here at Intel, we are staying the course. Guided by our vision of the ongoing digital revolution, we continue to introduce new products and invest for the future so that we will be ready to ride the wave of recovery.

Capital Additions to Property, Plant and Equipment



◆ Machinery and equipment
◆ Land, buildings and improvements
8,000
6,000
4,000
2,000
0
1999
2000
2001

Bottom Line for a Sustainable Future: Environmental, Health and Safety Excellence

Our goal is to have a positive social and economic impact on our communities, employees, suppliers and stockholders while reducing our environmental footprint. We believe that making our products in a safe and environmentally sensitive manner is an integral component of our business success. We consider environmental, health and safety issues early in the development process, rather than relying on end-of-the-pipe solutions. We partner with our materials suppliers to select chemical processes that are more benign to human health and the environment. We also partner with equipment suppliers to design safety and environmental features into our manufacturing tools. We work hard to reduce the emissions from our factories, to minimize our use of natural resources, and to maintain an injury- and illness-free environment for all of our employees and contractors.

Each year presents increasing challenges to achieving these goals. A brief description of our goals and progress is presented here.

Research and Development*
(dollars in millions)



4,000
3,000
2,000
1,000
0
1999
2000
2001

*Excluding purchased in-process research and development

> "Our environmental, health and safety [EHS] performance is just as important to us as our economic success—you can't have one without the other. The successes we've had in our EHS programs are most impressive when you go to a developing economy. That is where you really see how much of an impact our overall EHS philosophy has with our employees and in our facilities."
>
> —Craig Barrett, Intel CEO, *Safety & Health magazine*

Objectives for 2001	Performance in 2001
Recycle 45% of the hazardous waste generated by U.S. facilities and 15% of the regulated waste from non-U.S. facilities.	Recycled 58% of the hazardous waste generated by U.S. facilities and 35% of the regulated waste from non-U.S. facilities.
Recycle 65% of the solid waste generated by U.S. facilities and 35% of the solid waste from non-U.S. facilities.	Recycled 71% of the solid waste generated by U.S. facilities and 42% of the solid waste from non-U.S. facilities.

ISO 14001 Registration Is Under Way

In 2001, we announced our goal of registering the entire corporation under the international standard for environmental management, ISO 14001. We are making excellent progress toward that goal. In 2001, we successfully conducted initial tests for registration at our manufacturing facilities in China, Arizona and Costa Rica. Because our existing environmental management systems exceed the ISO 14001 requirements, we have been able to register our initial test sites in as little as six weeks, compared to the typical implementation time of 12–18 months. We expect the remainder of the corporation to be registered by the end of 2002.

Intel's EHS performance is driven by three long-range strategic goals:

- Be an environmental, health and safety leader in our communities and our industry.
- Prevent all injuries in the workplace.
- Reduce the environmental footprint of our products, processes and operations.

Several key initiatives and performance indicators are outlined below.



For a full summary of Intel's environmental performance, read our Environmental, Health and Safety Report on the Internet at: www.intel.com/go/ehs

Global Climate Change

Intel continues to work toward meeting our goal to reduce perfluorocarbon (PFC) emissions 10% below our 1995 baseline by 2010. Although achieving this goal presents significant technical challenges and requires a reduction in PFC emissions of more than 95% per silicon wafer, a team of engineers continues to identify new chemical processes that should reduce our emissions of PFCs as well as the cost of manufacturing wafers.

Product Ecology

Lead-Free Products

Intel's ongoing efforts to reduce lead in our products resulted in the development of our first lead-free memory products in 2001. These efforts involve many scientific, technological and economic challenges, and demand cooperation among various members of our supply chain, as well as with government agencies and other companies in the semiconductor industry.


Total Worldwide Waste Generated/Recycled
1999
2000
2001
(tons)
100,000
80,000
60,000
40,000
20,000
0
Chemical Waste Generated
Chemical Waste Recycled
Solid Waste Generated
Solid Waste Recycled


Carbon Equivalents from PFCs and Energy
PFCs
Energy
(million metric tons)
0.6
0.5
0.4
0.3
0.2
0.1
0
1999
2000
2001



For more information on lead-free solutions, visit: http://developer.intel.com/research/silicon/leadfree.htm

Packaging Reductions

Packaging presents a challenge and opportunity to improve environmental performance. Intel teams have redesigned packaging for boxed Intel® Celeron® processors, eliminating 50% of the material and avoiding the disposal or more than 1.3 million pounds of packaging waste.

Energy-Efficient Products

Many PC manufacturers have introduced Intel's Instantly Available Personal Computer (IAPC) technology to the global marketplace. PCs equipped with the IAPC technology consume as much as 71% less energy per year than PCs without the technology. IAPC won the Technical Innovation award from the U.S. EPA's Energy Star* program.



For more information on Intel's energy-efficient laptop and server technologies, visit: www.intel.com/intel/other/ehs/Energy.htm

Wafer Recycling

Working with solar power suppliers, Intel has recycled 3 million scrap wafers into 2.4 million solar cells since 1999. These cells, in turn, have the capacity to generate approximately 11.4 million kilowatt-hours of emission-free power each year. An equivalent amount of energy produced using fossil fuels would generate more than 11,000 tons per year of greenhouse gases.



For additional information, visit: www.intel.com/intel/other/ehs/R_R_Initiatives.htm

Product Recycling and Reuse Initiatives

The fate of used technology has received increasing attention worldwide. Intel's Students Recycling Used Technology (StRUT) program and computer recycling events are efforts to keep old computers and related equipment out of landfills by putting them to good use in schools and in the community. Students learn to evaluate, repair and refurbish donated computers. Today, more than 140 schools and 3,000 students participate in StRUT, resulting in the diversion of more than 30,000 computers from landfills. In 2001, Intel held computer recycling events at four U.S. locations. Since 1999, nearly 6,000 people participated in the events and dropped off more than 422,000 pounds of computer-related equipment.



For more information on reuse and recycling initiatives, visit: www.intel.com/intel/other/ehs/R_R_Initiatives.htm

Intel has worked with Conservation International since 1997 to deliver computer technology to isolated field projects, allowing scientists around the world to communicate as they assess threats to biodiversity. In 2001, the Investigate Biodiversity Web site was developed to extend that opportunity to young scientists. Now high-school students can "look over" the shoulders of scientists on exotic eco-research. The site also provides students with an opportunity to study ecological hotspots.



For more information, visit: http://investigate.conservation.org

Water Management

Water is a key natural resource; it is also a vital part of semiconductor manufacturing. Our communities expect our best efforts in water conservation and reuse, and we remain committed to that goal. In 2001, approximately 2.5 billion gallons of our total water came from onsite, reused sources. Reusing water can have a significant impact on our total water use. A few examples of our water conservation efforts follow.

New Mexico

In New Mexico, Intel has invested more than $15 million in programs aimed at reducing, recycling and reclaiming water, including the High Recovery Reverse Osmosis Process and the Process Reclaim Water system. Our goal is to hold fresh water use at or below historical usage levels, even as we expand our facilities and increase production.







Managing water in New Mexico


Water Use
(gallons in millions)
6,000
4,000
2,000
0
1999
2000
2001

Intel's worldwide water use has been increasing at a rate less than our production growth. In 2001, Intel used approximately 15.3 million gallons per day. This level is approximately in line with water use in 1997. Numerous conservation projects at Intel sites worldwide contribute to the management of water use.

Arizona

Intel's facilities in Chandler, Arizona return about 1.5 million gallons a day of process rinse water to a city program that treats it using reverse osmosis. Once it meets the drinking water standards of the U.S. EPA, the water is re-injected into the underground aquifer, where the community's water supply originates. Intel also uses state-of-the-art systems to reuse water repeatedly in cooling towers, scrubbers and other mechanical systems.

Israel

Intel's Fab 18 in Israel returns 1.2 million cubic meters of water to local irrigation systems each year and has added a step in its water-cleaning process that will recycle even more. This recycling effort has not only helped Israel meet its need for agricultural water, but is also a significant contribution to Israel's world leadership in water recycling. The country recycles an astounding 75% of its wastewater.


www

For a full report on Intel's environmental performance and future challenges, visit: www.intel.com/go/ehs


Recordable Case Rate Benchmarks
(per 100 employees)
10
8
6
4
2
0
2000 OSHA Rate for U.S. Manufacturing
2000 Major U.S. Semiconductor Manufacturers
2001 Intel

Health and Safety

Despite our solid historical results, we continue to improve our health and safety performance. In 2001, we reduced our already world-class OSHA recordable rate by an additional 33% to 0.19 injuries per 100 employees. These numbers represent the prevention of injury and illness for thousands of employees and contractors each year, and make Intel one of the safest places to work on the planet.

Health Research

The semiconductor industry has been asked for several years to provide better evidence that our fabrication facilities are safe for our employees. Our routine monitoring and surveillance indicate an exceptional work environment, but we owe it to our employees to address any doubts raised in the press or by industry critics. Intel and other Semiconductor Industry Association (SIA) members continue to follow the recommendations of an independent Scientific Advisory Committee. The committee, established in 2000 to evaluate cancer risk among wafer fabrication workers, issued the following recommendations in 2001:

- Conduct a feasibility assessment to determine if a meaningful historical research study, with adequate numbers of participants, can be conducted. If it can, conduct it in such a way that cancer rates for wafer fabrication workers would be compared to those for individuals in the general population.


Intel Recordable and Lost-Day Case Rates
Recordable Rate
Lost-Day Case Rate
0.30
0.25
0.20
0.15
0.10
0.05
0
1999
2000
2001

If feasible, adopt health surveillance activities, such as the collection and analysis of data regarding work areas, exposures and health outcomes. The surveillance system can be used by the industry as an "early warning device" for possible work-related illness.

In addition to adopting the committee's recommendations, Intel and the SIA plan to create a prevention program through more rigorous standardized screening of manufacturing chemicals that could have adverse health effects.

Occupational Health and Wellness

In 2001, Intel occupational health nurses partnered with MayoClinic.com to provide a reliable resource for employee health information, resulting in a 70% increase in utilization. The team drafted frequent health and productivity communications, including resources for employees coping with the 9/11 attacks.

The direction of Intel's occupational health program was enhanced to include a focus on absence and disability management, while maintaining our high occupational health standards. We expect a return on investment from this enhancement to exceed $15 million in savings.

Supplier Safety Award

To recognize and promote safety among our suppliers, Intel launched the Supplier Safety Leadership Award in 2001. This award, co-sponsored by the National Safety Council, is presented annually to construction and equipment suppliers that demonstrate a commitment to safety excellence. The award recognizes management support, EHS program implementation, performance indicators and management systems. The first Supplier Safety Leadership Awards were presented to Hitachi High Technologies, Hitachi Kokusai and TEL.

www

For a full report on Intel's environmental performance and future challenges, visit: www.intel.com/go/ehs

"Without our employees, there is no technology. The rest of it doesn't exist."

—**Gordon Moore**, *Intel Co-founder*

Intel's safety performance is 45 times better than that of the average U.S. manufacturing company and 12 times better than the average in the semiconductor industry, possibly the lowest rate in any industry.

Objectives in 2001	Performance in 2001
Raise $1 million for K–12 education through the Intel® Volunteer Matching Grant Program.	Intel employees donated almost 147,000 volunteer hours and raised $1.4 million for local schools.
Expand our global community education network for underserved youth.	Opened 25 Intel® Computer Clubhouses, bringing the worldwide total to 42, almost halfway to our ultimate goal of 100.
Help improve student learning by training teachers to use technology more effectively in the classroom.	Trained 300,000 teachers in 25 countries through the Intel® Teach to the Future program.
Support graduate students in research fields related to Intel's business.	Contributed more than $1.6 million in one-year fellowships, equipment and mentor support to Ph.D. students.
Support university programs focused on retaining women and under-represented minorities in technical fields.	Provided $425,000 in financial support to programs at six major universities.
Establish relationships with engineering and computer science programs at Historic Black Colleges and Universities (HBCUs).	Provided $440,000 in financial and equipment support to Clark Atlanta University, Howard University, and North Carolina A&T.

"The Intel educational grant has provided funds to make supplemental instruction a part of the first-year courses for engineering and computer science, [which] will improve the retention rate...."

—Lee Parrish, *Assistant Dean, College of Engineering, North Carolina A&T State University*

Bottom Line of Social Responsibility: Supporting Our Employees and the Community



Intel International Science and Engineering Fair [illegible]

Intel Innovation in Education Initiative

Intel believes that the same spirit of innovation that drives the global economy can also achieve dramatic results in the classroom. Intel continues to create and fund innovative education programs, and work with governments, educators and students to harness the power of technology, so that no student is left behind.

In 2000–2001, Intel contributed almost $225 million to improve education around the world. The Intel® Innovation in Education initiative focuses on improving mathematics, science and engineering education in more than 20 nations on five continents. Through our initiative, teachers develop the skills to integrate technology into their classrooms, and young people in underserved communities gain access to technology and technology skills in neighborhood centers. We also reward and encourage our future scientists and engineers at both the high school and university level.

In addition to Intel's long-standing graduate fellowship program, we provide financial support and equipment to various university programs focused on retaining women and minorities, and provide college scholarships to students—especially women and minorities—entering technical degree programs in colleges near our U.S. sites. In 2001, more than 200 Intel employees around the world served as volunteer mentors to female college students through the MentorNet program.



SCIENCE

Intel Science Talent Search

Contributions to the Community (U.S.)

	Total Cash Gifts	Cost value of total in-kind giving	Value of cash gifts to programs that primarily benefit minorities	In-kind giving to programs that primarily benefit minorities	Value of cash gifts to programs that primarily benefit women	In-kind giving to programs that primarily benefit women
2001	$55,704,002	$29,794,496	$5,503,698	$670,272	$1,526,457	$67,062
2000	$67,109,115	$43,099,403	$4,864,119	$319,126	$1,886,198	$37,847
1999	$41,914,287	$57,278,858	$1,773,158	$203,431	$716,432	—

These totals do not include the contributions made by employees to United Way campaigns at all U.S. sites, which raised more th[illegible] $4.5 million in 2001 to help community-based organizations.

"The Intel Computer Clubhouse is a space dedicated to nourishing creativity in young people. We use technology as...a means for communicating what we want to say to each other and to our community about ourselves. The Computer Clubhouse enables young people to be actively and consciously involved in their own development and the development of their community."

—**Gavin Byrne,** *Intel Computer Clubhouse Coordinator, Ireland*

Encouraging the Next Generation of Scientists and Inventors

Because improving science and math education is a key focus for Intel, we sponsor two competitions for high school students: the Intel Science Talent Search (Intel STS) and the Intel International Science and Engineering Fair (Intel ISEF). The Intel ISEF provides the world's best young scientists from all over the world with an opportunity to share ideas and showcase their projects and inventions. The Intel STS, often called the "junior Nobel Prize," is the country's oldest and most prestigious science competition for high school seniors. These competitions help us encourage students and teachers who are achieving excellent results in science education.



Intel Computer Clubhouse

An Intel Computer Clubhouse is a magical learning environment where young people aged 10–18 work after school with peer and adult mentors to explore their personal interests and use cutting-edge technology and software. The Computer Clubhouse learning model, developed by the MIT Media Lab and the Museum of Science, Boston, helps build technological fluency, teamwork, problem-solving skills and self-esteem. Through Clubhouse-to-College, students have access to tools and guidance to pursue advanced education. In Clubhouse-to-Career, youth get experience in applying their skills in real-world employment settings as they prepare for jobs and internships in local companies.

Involved in the Community

In addition to financially supporting education, Intel makes significant gifts of cash, products and services to nonprofit organizations whose programs improve the quality of life in the community, celebrate diversity, enhance opportunities for youth, support basic human service needs, and protect and conserve the environment.



Fair Play Summer Camp

A Summer Camp Gift

Intel employee Sue Hiscox has provided fourth- and fifth-graders at Oregon's William Walker Elementary School with two years of funding for a summer camp, thanks to Intel's Matching Gift program. "My husband and I both believe strongly that good education is the key to the future," she says. Intel matched her donation, dollar for dollar. In 2001, Intel employees gave Matching Gifts totaling $3,342,545 to schools and other charitable organizations.



Intel India Computer Clubhouse

Intel CEO Craig Barrett was honored in November 2001 by the National Alliance of Business with its Founders Award for his significant leadership and commitment in fostering education and workforce excellence.

Sharing Employee Time and Talent

Wearing their signature blue Intel Involved shirts, employees participated in a wide variety of corporate-sponsored volunteer activities in 2001. Employees volunteered 237,147 hours—nearly 6,000 workweeks—of community service at our sites around the world. They picked up garbage in parks and dug out trails in open space preserves. They painted the homes of the elderly and tutored children living in homeless shelters. They bought and wrapped holiday gifts for poor families, and removed litter from the highway. In thousands of ways, they improved the quality of life in the communities where they live and work.

Impressive Start for Intel Involved in India

In the first two months of the Intel Involved program in India, more than 150 employees donated 600 hours to help local orphanages and to plant a forest in the heart of Bangalore. Employees donated clothes, books and toys for the orphanages and organized fun events where the children received gift packs filled with educational materials donated by the Intel Involved crew. When employees learned that the youngsters needed lessons in English, math and Hindi, the Intel volunteers returned for teaching duties. Another 70 Intel employees and family members planted 450 tree saplings to create a mini forest in the city's downtown. Projects planned for 2002 include blood donation, computer donation, and teaching and mentoring projects for school children.

Intel Employees Respond to 9/11

After an initial donation of $1 million by the Intel Foundation to help victims of the September 11 attacks, more than 6,500 Intel employees donated over $1 million, which, when matched by the company, resulted in a total donation of nearly $3.5 million—the largest single disaster relief donation ever made by the Intel Foundation.

Intel's Operation Unity provided several kinds of assistance, including:

- Communication Centers: Two mobile technology/communication centers, including one at Ground Zero for the Office of Emergency Management and e-mail/Internet service to relief workers, emergency service personnel and nonprofit organizations.
- Assistance to Law Enforcement Agencies: Laptops for the U.S. Secret Service and the Port Authority of New York, to assist their field investigation at the World Trade Center.
- Business Recovery: A repository of available information and services to assist more than 600 businesses through a dedicated Web site.

Valuing Our Employees

Intelligence. Innovation. Creativity. These are the principles that drive us and help us every day to create a workplace where good ideas are rewarded. Our employees tell us time and again that what keeps them at Intel is the chance to do challenging work with smart people—and be rewarded fairly based on strong principles of meritocracy.

Intel is not trendy, not apt to adopt the "program of the month." Most of our workplace programs have been long-term commitments. The personal values of our founders—egalitarianism and meritocracy—helped to shape a company that lives its values and believes in the strength of a diverse workforce, a company that seeks to be an asset to the global communities in which it operates. All these factors have helped to keep Intel's turnover rate very low—about 5.5% worldwide in 2001 and lower since then.

One of the things I like most about this [Computer Clubhouse] project is that it links a top-class company like Intel, which has made a fantastic commitment to this country, with a local community in a very genuine and innovative way. There is a lot of rhetoric about business and social responsibility; I say well done to Intel for putting the practice well ahead of the rhetoric.

—Bertie Ahern, *Prime Minister, Ireland*

Workplace Communication Goals

- Communicate honestly and openly.
- Share business information and strategic plans with employees.
- Harness the brainpower and ideas of all employees.

We achieve these goals in various ways:

Keeping Our Employees Informed About the Business: Since the mid-1980s, Intel has held quarterly Business Update Meetings (BUMs) to inform employees about business results and product plans—and to elicit their questions and concerns. In 2001 four out of five Intel employees around the world participated regularly in BUMs.

Direct Communication with Intel Executives: During 2001, CEO Craig Barrett visited 14 major U.S. sites and a number of Intel sites outside the U.S. He also broadcast two company-wide speeches: one after the September 11 attacks and one in December. Other Executive Staff members held employee forums at 15 sites.

Encouraging Employees to Ask Tough Questions

Open communication is a cornerstone of the Intel culture. Our Open Door Policy encourages employees to go directly to their managers to resolve all concerns promptly and honestly. If an employee doesn't feel comfortable raising an issue with a direct manager, we encourage the employee to raise it to another manager, such as the department head or division general manager, up to and including the Executive Office. Employees may also raise issues by contacting their group HR representative or the on-call assistance center.

Employees also can direct issues or questions to the Write To Know program, in existence for many years, which allows employees to ask challenging questions anonymously. Questions are forwarded from a confidential e-mail account to the appropriate person at Intel; answers are sent personally to the questioner. Some questions of general interest are published in a weekly electronic newsletter sent to all employees. In 2001, Write To Know answered 2,920 employee questions, and in 2000, a total of 2,279 employees received answers to their questions.

"The generosity of Intel employees continues to amaze us. They always seem to be there when we need them most."

—Camille Casteel, *Superintendent, Chandler [Arizona] Unified School District*

Intel's Open Door Policy was cited as a Best Practice by the U.S. Employment Opportunity Commission.

Circuit received the Silver Medal award from the League of American Communications Professionals. ...Circuit News gives employees a terrific selection of news and company developments.... Editorial quality is equal to that of any top-tier newspaper."

Inside the e-Corporation: Intel's B2E Program

Intel's goal is to be a 100% e-Corporation—outside and inside. The primary vehicle of our Business to Employee (B2E)—program is Circuit, Intel's employee intranet portal, which gets about 1 million hits a day. Circuit is the number 1 choice of employees, their primary source for news and information on business, product and technology innovations; community outreach; and general workplace services and resources. Monthly usage includes more than 200,000 payroll-related transactions, more than 100,000 Intel University class registrations, 10,000 audio bridge scheduling transactions, and almost 10,000 conference room scheduling transactions.

Rewards Based on Work

Intel's environment is a meritocracy—rewards are based on your work. We are one of a few global companies with bonus and recognition programs open to all employees, regardless of their level in the organization. Through two bonus programs, employees receive additional pay based on the performance of the company and of their business unit. The 2001 total payout to employees was $512 million. Through the Employee Cash Bonus Program alone, employees received roughly 10.8 additional days of pay (4.2% of annual eligible income).

In addition, Intel contributed 8% of each eligible employee's annual earnings to an employee profit-sharing account, a program that has been in existence since 1988.

Keeping Intel employees challenged and excited about their work is a critical function of Intel's sabbatical program, one of the most generous in any industry. After every seven years of work, Intel employees earn eight weeks off, with full pay and benefits, in addition to normal vacation and personal time off. In 2001, 3,243 full-time Intel U.S. employees took a sabbatical. Sabbaticals are also an opportunity for employees to "try on" new roles and gain new experiences and visibility while filling in for an absent colleague or manager.

Employee Recognition and Reward Goals

- Inspire excellence to the highest level.
- Recognize and reward the employees who role-model Intel's values.

Excelling at one or more of our six core values can earn employees recognition through our formal awards programs, which define Intel's commitment to excellence in the marketplace and workplace.

- The Intel Quality Awards (IQA) challenge our business groups to attain high levels of excellence through continuous improvement. By sharing their solutions and successful approaches, IQA recipients serve as role models to help other Intel organizations boost their overall performance to values and increase the company's competitiveness.
- The Intel Achievement Award (IAA), the company's highest honor for personal or team accomplishment, recognizes employees for outstanding accomplishments that have significantly improved corporate operations while demonstrating excellence in performance to Intel's values. The highly coveted award is given to less than 1% of the worldwide Intel population.

Intel Employee Returns to Family Homeland

Lila Ibrahim is a first generation Arab-American who recently took her sabbatical in a Lebanese village where her father had grown up in an orphanage. "I thought I'd use my background in high-tech and do something to help children," she says.

The Intel Foundation agreed to match employee donations from more than 50 of Lila's friends. With the $25,000 she raised, Lila outfitted a lab with 19 new computers. "I told the students the lab was made possible by strangers across the world who cared about them. I get e-mails telling me, 'We want to make you and your friends proud.' No matter where you go in the world, the thirst for knowledge and education is universal. Every small ounce of emotion you give, you get back 100 times.... A new generation [has] been given the tools to succeed. Who knows where this will take them?"

Continuously Improving Our Products, Workplace and People

Ten percent of Intel employees change jobs within Intel every year—meaning that 10% of our workforce reinvents itself every year. Intel provides training solutions to make it easy for employees to sharpen their skills and keep learning. Managers and employees together work on professional and personal development plans. We encourage employees to continually focus on their professional and personal growth.

Professional and Personal Growth Goals

- Encourage Intel employees to seek continuous professional and personal growth.
- Help Intel employees achieve their full potential.

Last year, Intel delivered 5 million hours of education and training for an average of 45 hours per employee of internal training. Training covers a broad range: technical and non-technical job-related classes, classroom and Web-based programs, personal development programs for all employees, and management/leadership development programs. For employees interested in degrees or certification programs, Intel invested more than $15 million in tuition reimbursement.

At Intel, we believe teaching is a way of learning, so the majority of our instructors are employee volunteers—some 10,000 of them around the company. Senior managers are required to serve as volunteer instructors.


"At Intel, open communication is a way of life. The Open Door Policy provides employees with a method for raising their concerns and having those concerns addressed openly and honestly."
—Patricia Murray,
Vice President, Human Resources

Intel University

	1999	2000	2001
Classes Offered	5,500	6,000	7,000
Sessions Delivered	35,000	46,000	50,000
Students Served	435,000	684,000	667,000

Objectives in 2001	Performance in 2001
Increase global reach of Intel employee development programs.	Increased number of sites served from 72 in 1999, to 95 in 2000, and to 103 in 2001.
Increase the use of distance learning to reach more employees effectively.	Increased percentage of courses delivered via e-learning modes from 15% in 1999, to 21% in 2000, and to 28% in 2001.
Develop strategies to improve our leadership pipeline.	Developed strategy, staffed leadership development program office and piloted first new leadership class.

"The most powerful aspect of the Intel Quality Award process is that it promotes our values and culture—the soul and heart of our organization."

—Craig Barrett, *Intel CEO*

Continuous Improvement is in the Hands of the Business Units

Intel works hard to consistently monitor the effectiveness of its workplaces and to seek ideas for continuous improvement. Our Technology and Manufacturing Group, the largest business group at Intel, has pioneered a process called Employee Relations Self Assessment (ERSA), which integrates continuous improvement into the business. Indicators track progress in improving management practices and employee relations, and the overall goal is to demonstrate improvement from each year's prior results. The ERSA assessment tool has five categories:

- Management commitment
- Organizational responsibility
- Fairness, equity and employee development
- Appropriate conditions of employment
- Awareness of the business climate

Recruiting and Retaining a Diverse Workforce

Intel seeks to attract, welcome and retain the most talented people worldwide. Because we know that diversity is an essential ingredient of innovation and excellent business performance, we strive to provide an environment in which employees from a wide variety of backgrounds are valued and rewarded. The unique points of view and the opportunities that result from diversity in our employees, communities, customers, suppliers and other partners are fundamental to our role as a technology leader and a global citizen.

Objectives in 2001	Performance in 2001
Conduct organizational assessments in Intel's major business group.	100% (26 teams) conducted ERSA.
Continuously increase the percentage of sections scored as excellent.	Sections scored as excellent increased from 13% in 1998, to 17% in 1999, to 30% in 2000, and to 36% in 2001.

U.S. Workforce Demographics in 2001

		Male					Female				
	Total	White	Black	Hispanic	Asian/ Pacific Islander	Native American/ Alaskan	White	Black	Hispanic	Asian/ Pacific Islander	Native American/ Alaskan
Board of Directors	11	9 82%	0	0	1 9%	0	1 9%	0	0	0	0
Corporate Officers	32	22 69%	0	0	6 19%	0	4 12%	0	0	0	0
Top 50 in Total Comp.	50	39 78%	0	1 2%	5 10%	0	5 10%	0	0	0	0
Officials and Managers	6,181	3,789 61%	97 1.6%	220 3.5%	568 9.2%	19 0.3%	1,038 16.8%	31 0.5%	65 1.1%	140 2.3%	6 0.1%
Total Workforce	54,219	25,968 48%	1,286 2.4%	3,322 6%	7,815 14.4%	288 0.5%	8,988 16.6%	423 0.8%	1,316 2.4%	2,563 4.7%	123 0.2%

Not all columns add up to 100% because of rounding and a small percentage of respondents who refused to identify gender or ethnic background.

42% of people hired in 2001 resulted from employee referrals.

19% of Intel's management employees in 2001 were people of color.

22% of Intel's management employees in 2001 were women.

Equal Opportunity Employment

Intel supports equal employment opportunity for all applicants and employees, regardless of non-job-related factors, including—but not limited to—race, color, religion, gender, gender identity, national origin, ancestry, age, marital status, sexual orientation, veteran status and disability. Intel also makes reasonable accommodations for disabled employees. This policy applies to all aspects and stages of employment, from recruiting through retirement. It also prohibits harassment of any individual or group. All of Intel's 23 major business groups have affirmative action plans in place and dedicated teams that are charged with statistical analysis of our recruiting, hiring, retention, advancement and compensation efforts.

After making solid progress toward our goal of hiring more under-represented minorities and women in key technical positions, forward momentum stalled somewhat in 2001 due to the business downturn and Intel's very limited external hiring. However, increasing representation of women and minorities remains an important long-term goal despite short-term business conditions. We are committed to maintaining the current levels of representation and avoiding erosion of the gains we have made over the last few years.

WWW

For more information on diversity at Intel, visit:
www.intel.com/jobs/diversity

"An emphasis on personal development is one of Intel's strengths. We are all given opportunities to excel and grow."

—Comment from Intel Global Employee Survey

Employees Hired at Intel (U.S.)

Year	Total # of Employees Hired	Total # of Minority Employees Hired	Total # of Women Employees Hired*
2001	4,774	43%	20%
2000	15,564	33%	26%
1999	4,851	35%	28%

Minorities include African Americans, Hispanics, Asians/Pacific Islanders, and Native Americans/Alaskans.

*Including white and minority women.

Objectives in 2001	Performance in 2001
Hire women and under-represented minorities at availability in technical positions at specified grade levels.	Exceeded hiring goals with under-represented minorities; fell short by a small margin with hiring women in technical positions.

"My internship taught me about Intel's culture and the basics of working in a large corporation...so I was able to begin my job more prepared than some of my peers."

—Stephanie Clerge

Internship Program Provides Real-World Skills

Stephanie Clerge first came to Intel as an intern in 1994; she spent a total of four summers with Intel. When she received her B.S. in engineering from Stanford in 1999, Clerge sent her resume to a number of companies. "I felt I had a lot of options," she says. "I'm not sure those options would have existed without my internship at Intel."

Now as an Intel employee, Clerge is an Arizona fab supervisor. She also serves as president of the Network of Intel African Americans. This year, Clerge was honored at the Black Engineer of the Year Conference for her efforts to foster career opportunities for people of color in engineering, science and technology.

Clerge is typical of many of our employees who start their careers as Intel interns. While they finish their education, interns work at Intel to gain valuable skills and experience. In 2001, there were 1,007 interns at U.S. facilities and 994 worked at other sites around the world. Permanent job offers were extended to 42% of the interns eligible to work at Intel, and 75% of them accepted positions in our company.



Stephanie Clerge

Integrating Diversity at Intel

During 2001, Intel made significant strides in the effort to integrate diversity into existing business systems, processes and expectations of all employees. Specifically we:

- Hired a new Corporate Global Diversity Manager, who is responsible for overall strategy and linking of efforts across the country and around the world.
- Provided ongoing executive counsel through a Management Review Committee.
- Modified performance evaluation and succession planning systems to help develop, promote and retain talented minorities.
- Incorporated diversity principles into all management and new hire training.
- Communicated Intel's strategic objectives related to diversity through our inaugural Annual Diversity Summit, which drew more than 800 U.S. employees from 10 Intel sites.

Employee Groups Celebrate Diversity

One way that we encourage and validate our respect for diversity is through our network of employee groups, which gives employees opportunities to get together for support, networking and integration. The company offers space for meetings, study or prayer; support staff; and funding for activities. In exchange, employee groups help recruit, integrate and mentor employees, and educate the entire Intel workforce through celebrations, bulletin board displays and intranet sites. Senior managers are encouraged to act as champions or sponsors for employee groups.

Intel looks to our key suppliers to mirror our efforts and create a diverse supplier base through the value chain.

Diversity in Our Supply Chain

Intel is committed to sourcing from a diverse base of world-class suppliers. Our long-term goal is to build a diverse supply base to promote economic development within our communities. Our spending with diverse suppliers is not yet at the levels we would like, however. Our Supplier Diversity Program aims to educate all Intel employees about the value of supplier diversity. Our goal is to give all suppliers equal access to Intel purchasing opportunities.

To enlarge the pool of suppliers, we work with local communities and offer training for local business owners as well as business school scholarships. Organizations that have honored Intel's leadership in supplier diversity programs include the Executive Office of the U.S. Government and the U.S. Hispanic Chamber of Commerce. We look forward to reporting on improved performance in the coming years.

In 2001, Intel-sponsored employee networking and support groups increased from 9 groups with 45 chapters to 17 groups with 82 chapters.

Does Intel Have...	
Domestic partner benefits for same-sex partners?	Yes
Non-discrimination policy that includes sexual orientation?	Yes
Non-discrimination policy that includes gender identity?	Yes
Corporate diversity manager and staff?	Yes
Diversity goals included as part of manager evaluation?	Yes
Employee support and networking groups?	Yes
Diversity training?	Yes
Supplier diversity program?	Yes
Affirmative Action plans in place for business groups?	Yes

Intel Employee Groups in 2001	
ACI	Asian Cultural Integration
ARABIC	Arab Intel Community
AVI	American Veterans at Intel
IBCN	Intel Bible Based Christian Network
IBA	Intel Bangladesh Association
IDAN	Intel Diverse Abilities Network
IGLOBE	Intel Gay, Lesbian, Bisexual & Transgender Employees
IJC	Intel Jewish Community
IINDIA	Intel India Employees
ILN	Intel Latino Network
IMEG	Intel Muslim Employee Group
IMN	Intel Mother's Network
INAN	Intel Native American Network
IVG	Intel Vietnamese Group
NIA	Network of Intel African Americans
RCGN	Recent College Graduate Network
WIN	Women at Intel Network
Additional Employee Groups are expected to be formed in 2002.	

Recognition of Intel as a Global Citizen



Intel is proud of the many awards and honors it has earned in the area of corporate good citizenship. In the area of environmental performance, we have received more than 50 international awards for our achievements since 1998. Other awards have recognized our accomplishments in education, charitable donations, community involvement, quality, diversity and workplace improvement. The following are a few of the honors related to global citizenship that were awarded to Intel during 2001.

Environmental, Health and Safety Awards

- Green Cross for Safety Medal from the National Safety Council for commitment to workplace safety and corporate citizenship "that every company would do well to emulate."
- 2001 Akira Inoue Award for Outstanding Achievement in Environment, Health and Safety from the Semiconductor Equipment and Materials International organization. The award committee complimented CEO Craig Barrett for his role as a "forceful proponent of responsibility" throughout the semiconductor industry.
- Green Zia Environmental Excellence Award from the New Mexico Environment Department—the first bestowed upon a company—for the fully integrated environmental management system at Intel's New Mexico site that has reduced waste generation and prevented pollution.
- The prestigious 2001 Malaysia Prime Minister's National Health and Safety Excellence Award based on an extensive onsite audit by the Malaysian Department of Occupational Safety & Health and the National Safety & Health Council.
- Costa Rica's National Safety Award (Preventico) for the third year in a row.
- Institutional Award from the Philippines Department of Labor and Employment's Occupational Safety and Health Center for the "exemplary compliance" of Intel Philippines in meeting occupational and safety health standards with outstanding programs.

- Technical Innovation Award from the U.S. Environmental Protection Agency's Energy Star* program for the development of Intel's Instantly Available Personal Computer technology, which allows PCs to consume as much as 71% less energy per year.

Community Awards

- Spirit of Caring Award, Valley of the Sun (Arizona) United Way.
- Rookie of the Year Award for Excellence in Partnership, Austin (Texas) Independent School District.
- Outstanding Business of the Year Award (second consecutive year) for Water Conservation Leadership in the Sudbury-Assabet-Concord Watershed (Massachusetts).
- Outstanding Corporate Neighbor, Rio Rancho (New Mexico) Chamber of Commerce.
- Outstanding Business Leadership and Service Award, Riverton (Utah) Chamber of Commerce.
- Community Service Award 2001, Costa Rican–American Chamber of Commerce.
- Corporate Partner of the Year, Big Brothers, Big Sisters (Arizona).
- "BIG" Award for Community Impact, Colorado Springs Chamber of Commerce.
- eBusiness Award for Outstanding Contribution to the Community, Tacoma (Washington).
- Israel Role Model Award, Israel National Council for Social Development.

Diversity Awards

- Corporate Sponsor of the Year, Society of Hispanic Professional Engineers (Silicon Valley, California).
- Community Responsibility Corporation of the Year, Hispanic Chamber of Commerce (Sacramento, California).
- Successful Partnership Award, National Council of Negro Women.
- Corporation of the Year Award, National Black MBA Association (Phoenix, Arizona).
- President's Choice Award, Alliance Partner and Corporate Partner of the Year Awards for leadership in supplier diversity, National Alliance of Women Business Owners (Arizona).

Best Employer/Corporate Awards

- The Points of Light Foundation selected Intel as its Corporate/Business Partner winner for its International Year of the Volunteer activities.
- Community Service Golden Torch Award from the National Society of Black Engineers for Intel's Computer Clubhouse Network initiative.
- The *Asian Wall Street Journal* and the *Far Eastern Economic Review* added Intel to the "Best 20 Employers in Asia" list (#2 in Malaysia and #13 in Asia overall).
- The *Far Eastern Economic Review* ranked Intel as #8 on its "Most Admired Companies in the Region" list.
- *Fortune* ranked Intel #49 on its "100 Best Companies to Work for in America" list and #9 on "America's Most Admired Companies" list.
- *Business Ethics* magazine ranked Intel #18 on its "100 Best Corporate Citizens" list.
- Harris Interactive/Reputation Institute ranked Intel #4 on its "Best Corporate Reputations" list.
- The *Financial Times* named Intel one of the "Top 10 Most Respected Companies" for our "unique methodology," resulting in shareholder and customer value as well as good environmental performance.





Intel has demonstrated that it is a leader in environmental management.

Intel around the world

United States and Canada

Intel Corporation
Robert Noyce Building
2200 Mission College Boulevard
P.O. Box 58119
Santa Clara, CA 95052-8119
USA
Phone
General information: (408) 765-8080
Customer support: (800) 628-8686

Europe

Intel Corporation (UK) Ltd.
Pipers Way
Swindon
Wiltshire SN3 1RJ
UK
Phone

England:	(44) 1793 403 000
France:	(33) 1 4694 7171
Germany:	(49) 89 99143 0
Ireland:	(353) 1 606 7000
Israel:	(972) 2 589 7111
Italy:	(39) 02 575 441
Netherlands:	(31) 20 659 1800
Ireland:	(353) 1 606 7000

Asia-Pacific

Intel Semiconductor Ltd.
32/F Two Pacific Place
88 Queensway, Central
Hong Kong, SAR
Phone: (852) 2844 4555

Japan

Intel Kabushiki Kaisha
P.O. Box 300-8603 Tsukuba-gakuen
5-6 Tokodai, Tsukuba-shi
Ibaraki-ken 300-2635
Japan
Phone: (81) 298 47 8511

South America

Intel Semicondutores do Brasil
Av. Dr Chucri Zaidan, 940-10th floor
Market Place Tower II
04583-906
Sao Paulo-SP-Brasil
Phone: (55) 11 3365 5500

For more information

To learn more about Intel Corporation, visit our site on the Internet at www.intel.com

intel®

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